UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 001-38956

Richmond Mutual Bancorporation, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**36-4926041**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
31 North 9th Street, Richmond, Indiana	**47374**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(765) 962-2581**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	RMBI	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $123.0 million. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the registrant that such person is an affiliate of the registrant.)

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date: As of March 27, 2025, there were 10,495,688 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

PART III of Form 10-K – Portions of the Registrant's Proxy Statement for its 2025 Annual Meeting of Stockholders. The 2025 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

RICHMOND MUTUAL BANCORPORATION, INC.
FORM 10-K
TABLE OF CONTENTS

PART I

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PART I

Item 1. Business

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Cautionary Note Regarding Forward-Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

Overview

Richmond Mutual Bancorporation, Inc., a Maryland corporation, which is sometimes referred to in this document as "Richmond Mutual Bancorporation-Maryland," was formed in February 2019 to serve as a new stock holding company for First Bank Richmond upon completion of the reorganization of First Bank Richmond from the mutual to stock holding company form of organization. The reorganization was completed on July 1, 2019. Prior to completion of the reorganization, First Bank Richmond was a wholly owned subsidiary of Richmond Mutual Bancorporation, Inc., a Delaware stock corporation, which is sometimes referred to in this document as "Richmond Mutual Bancorporation-Delaware," and Richmond Mutual Bancorporation-Delaware was a wholly owned subsidiary of First Mutual of Richmond, Inc., a Delaware non-stock mutual holding company (the "MHC"). On July 1, 2019, upon the completion of the reorganization, Richmond Mutual Bancorporation-Delaware and the MHC ceased to exist, and First Bank Richmond became a wholly owned subsidiary of Richmond Mutual Bancorporation-Maryland. In certain circumstances, where appropriate, the terms "Richmond Mutual Bancorporation," "the Company," "we, "us" and "our" refer collectively to (i) Richmond Mutual Bancorporation-Delaware and First Bank Richmond with respect to discussions in this document involving matters occurring prior to completion of the reorganization and (ii) Richmond Mutual Bancorporation-Maryland and First Bank Richmond with respect to discussions in this document involving matters to occur post-reorganization, in each case unless the context indicates another meaning.

On February 6, 2019, the Board of Directors of the MHC, the parent mutual holding company of Richmond Mutual Bancorporation-Delaware, adopted a Plan of Reorganization and Stock Offering (the "Plan"). The Plan was approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and by the Indiana Department of Financial Institutions (the "IDFI"), as well as the voting members of the MHC at a special meeting of members held on June 19, 2019. Pursuant to the Plan, upon completion of the transaction, the MHC would convert from a mutual holding company to the stock holding company corporate structure, the MHC and Richmond Mutual Bancorporation-Delaware would cease to exist, and First Bank Richmond would become a wholly owned subsidiary Richmond Mutual Bancorporation-Maryland. The transaction was completed on July 1, 2019. In connection with the related stock offering, which was also completed on July 1, 2019, Richmond Mutual Bancorporation-Maryland sold 13,026,625 shares of common stock at $10.00 per share, for gross offering proceeds of approximately $130.3 million in its subscription offering and contributed 500,000 shares and $1.25 million to a newly formed charitable foundation, the First Bank Richmond, Inc. Community Foundation (the "Foundation").

Richmond Mutual Bancorporation-Maryland is regulated by the Federal Reserve Board. Our corporate office is located at 31 North 9th Street, Richmond, Indiana, and our telephone number is (765) 962-2581. Richmond Mutual Bancorporation-Maryland's primary business activities are currently limited to one significant business segment, which is community banking.

First Bank Richmond, headquartered in Richmond, Indiana, is a state-chartered commercial bank. Established in 1887 as a mutual savings and loan, it became a federal mutual savings and loan in 1935, operating as First Federal Savings and Loan Association of Richmond. In 1993, the Bank operated as First Bank Richmond, S.B. after converting to a state-chartered mutual savings bank. It transitioned to a national bank charter in 1998 as part of a mutual holding company reorganization. In 2007, its holding company, Richmond Mutual Bancorporation-Delaware, acquired Mutual Federal Savings Bank in Sidney, Ohio. Mutual Federal operated independently until 2016, when it merged with First Bank Richmond to streamline operations. In 2017, the Bank converted to an Indiana state-chartered commercial bank and adopted the name First Bank Richmond, while continuing to operate in Ohio under the name Mutual Federal, a division of First Bank Richmond.

First Bank Richmond provides full banking services through its seven full- and one limited-service offices located in Cambridge City (1), Centerville (1), Richmond (5) and Shelbyville (1), Indiana, its five full-service offices located in Piqua (2), Sidney (2) and Troy (1), Ohio, and its loan production office in Columbus, Ohio. Administrative, trust and wealth management services are conducted through First Bank Richmond's Corporate Office/Financial Center located in Richmond, Indiana. As an Indiana-chartered commercial bank, First Bank Richmond is subject to regulation by the IDFI and the FDIC.

Our principal business consists of attracting deposits from the general public, as well as brokered deposits, and investing those funds primarily in loans secured by commercial and multi-family real estate, first mortgages on owner-occupied, one- to four-family residences, a variety of consumer loans, direct financing leases and commercial and industrial loans. We also obtain funds by utilizing Federal Home Loan Bank ("FHLB") advances. Funds not invested in loans generally are invested in investment securities, including mortgage-backed and mortgage-related securities and agency and municipal bonds.

First Bank Richmond generates commercial, mortgage and consumer loans and leases and receives deposits from customers located primarily in Wayne and Shelby Counties, in Indiana and Shelby, Miami and Franklin (no deposits) Counties, in Ohio. We sometimes refer to these counties as our primary market area. First Bank Richmond's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Our leasing operation consists of direct investments in equipment that we lease (referred to as direct finance leases) to small businesses located throughout the United States. Our lease portfolio consists of various kinds of equipment, generally technology-related, such as computer systems, medical equipment and general manufacturing, industrial, construction and transportation equipment. We seek leasing transactions where we believe the equipment leased is integral to the lessee's business. We also provide trust and wealth management services, including serving as executor and trustee under wills and deeds and as guardian and custodian of employee benefits, and manage private investment accounts for individuals and institutions. Total wealth management assets under management and administration were $193.0 million at December 31, 2024.

Our results of operations are primarily dependent on net interest income. Net interest income is the difference between interest income, which is the income that is earned on loans and investments, and interest expense, which is the interest that is paid on deposits and borrowings. Other significant sources of pre-tax income are service charges (mostly from service charges on deposit accounts and loan servicing fees), and fees from sale of residential mortgage loans originated for sale in the secondary market. We also recognize income from the sale of investment securities.

First Insurance Management, Inc., a Nevada corporation, was formed in 2022 as a pooled captive insurance company subsidiary of the Company. The purpose of this company is to provide additional property and casualty insurance coverage to the Company and its subsidiaries and reinsurance to other third party insurance captives for which insurance may not be currently available or economically feasible in today's insurance marketplace.

FB Richmond Holdings, Inc., a Nevada corporation, was formed in 2020 as a subsidiary of First Bank Richmond. FB Richmond Holdings holds substantially all of the Bank's investment portfolio. As of December 31, 2024, the market value of securities held was $258.5 million.

FB Richmond Properties, Inc., a Delaware corporation, was formed in 2020 as a subsidiary of FB Richmond Holdings, Inc. FB Richmond Properties holds certain residential mortgages and commercial real estate loans. As of December 31, 2024, FB Richmond Properties held approximately $113.1 million in residential mortgages and commercial real estate loans.

At December 31, 2024, on a consolidated basis, we had $1.5 billion in assets, $1.2 billion in loans and leases, net of allowance, $1.1 billion in deposits, and $132.9 million in stockholders' equity. At December 31, 2024, First Bank Richmond's total risk-based capital ratio was 14.2%, exceeding the 10.0% requirement for a well-capitalized institution. For the year ended December 31, 2024, we reported net income of $9.4 million, compared to net income of $9.5 million for the year ended December 31, 2023.

Market Area

Our primary market area includes Wayne and Shelby counties in Indiana and Shelby, Miami, and Franklin counties in Ohio. We conduct our business through 12 full service and one limited-service banking offices, with seven full-service and one limited-service offices located in Indiana and five offices situated in Ohio. Our main full-service banking office and four other branch offices are located in Richmond (Wayne County), Indiana. We operate two other offices in Wayne County in the towns of Cambridge City and Centerville, and one office in Shelbyville (Shelby County), Indiana, which is situated approximately 25 miles southeast of Indianapolis. Through Mutual Federal, a division of First Bank Richmond, we operate two offices in Sidney (Shelby County), Ohio, and two offices in Piqua and one office in Troy, Ohio (Miami County). We also operate a loan production office in Columbus (Franklin County), Ohio that focuses on commercial and multi-family real estate lending. Administrative, trust and wealth management services are provided at our Corporate Office/Financial Center located in Richmond, Indiana.

Indiana. Wayne County had an estimated population in 2024 of 66,400 with a median household income of approximately $56,700. The unemployment rate in December 2024 was 4.6% in Wayne County, as compared to the national and state unemployment rates of 4.4% and 4.0%, respectively. The top employers in Wayne County include Reid Health, Richmond Community Schools, Belden Wire & Cable, Sugar Creek Brandworthy Food Solutions, Richmond State Hospital, and Primex Plastics Corporation. First Bank Richmond operates seven banking offices in Wayne County, including five in Richmond, which is the largest city in Wayne County.

Richmond is a city in east central Indiana and the county seat of Wayne County. Richmond represents our largest deposit concentration and branch office presence. Richmond had an estimated population of 35,600 in 2024 with a median household income of approximately $46,400. It is favorably located with excellent highway access and has over 7.7 million people within a 100-mile radius. Health care and social services are the primary sources of employment, followed by manufacturing and retail trade. The city is home to a regional hospital, Reid Health, as well as five higher educational institutions: Earlham College, Bethany Theological Seminary, Indiana University East, Purdue Polytechnic University-Richmond, and Ivy Tech Community College.

Within Wayne County, we also operate branches in Cambridge City and Centerville, which were initially opened in 1958 and 1959, respectively. Cambridge City is located in the western part of Wayne County approximately 15 miles west of Richmond, and had an estimated population of 1,600 with a median household income of approximately $46,500 in 2024. The workforce in this community is primarily composed of health care and social service workers and employees in the manufacturing sector. Centerville had an estimated population of 2,700 with a median household income of approximately $50,700 in 2024. It is a residential suburb to Richmond and home to many antique stores. While Wayne County experienced a 5.0% decline in population from 2010 to 2020, the population in Centerville increased by 3.6% during this period. The population growth in Centerville resulted in part from the influx of professionals and the appeal of its school system.

Shelbyville, where we operate one branch, is the county seat of Shelby County, Indiana. Shelby County had an estimated population in 2024 of 45,100 with a median household income of approximately $71,300. Shelbyville, which had an estimated population of 19,900 with a median household income of $58,500, is located in central Indiana and within the Indianapolis metropolitan area. Manufacturing, health care, and social services are the largest employment sectors in Shelby County. The unemployment rate in Shelby County was 3.4% in December 2024 compared to 2.3% in December 2023.

Ohio. We operate two offices in Sidney (Shelby County), Ohio, and two offices in Piqua and one office in Troy (Miami County), Ohio. We also operate a loan production office in Columbus, Ohio (Franklin County) that focuses on commercial and multi-family real estate lending.

Sidney is the largest city and the county seat of Shelby County, Ohio. Sidney is located approximately 35 miles north of Dayton, Ohio and 75 miles west of Columbus, Ohio. Sidney had an estimated population in 2024 of 20,500 with a median household income of approximately $59,600. Manufacturing is the dominant industry among the employee workforce in Shelby County. Leading manufacturing employers in Shelby County include Honda of America Manufacturing, Airstream, and Plastipak Packaging. The unemployment rate in Shelby County was 4.0% in December 2024 compared to 2.9% in December 2023.

Miami County is located in west central Ohio and is part of the Dayton metropolitan area. Miami County had an estimated population in 2024 of 109,500 with a median household income of approximately $74,200. Within Miami County, we have offices in Troy, which is the county seat and most populous city, and Piqua. Troy is located 19 miles north of Dayton, while Piqua is located 27 miles north of Dayton. Troy had an estimated population in 2024 of 26,700 with a median household income of approximately $70,500, while Piqua had a population of 20,500 with a median household income of approximately $63,800. Manufacturing is the leading industry employment sector in Miami County, followed by health care and social services as well as retail trade. The largest employers in Miami County include Upper Valley Medical Center, Clopay Building Products, F&P America, UTC Aerospace Systems, Meijer Distribution Center, ConAgra Foods, American Honda, and Hobart Brothers. The unemployment rate in Miami County was 4.0% in December 2024 compared to 2.8% in December 2023.

Columbus, Ohio, where we operate our loan production office, is the state capital of and most populous city in Ohio. Columbus ranked as the 15th most populous city in the United States with an estimated population in 2024 of 906,500 and a median household income of approximately $65,300. Columbus is the county seat of Franklin County, which along with nine other counties comprises the Columbus metropolitan area. The city has a diverse economy based on education, government, insurance, banking, defense, aviation, food, clothing, logistics, steel, energy, medical research, health care, hospitality, retail, and technology. Columbus is home to The Ohio State University, one of the largest universities in the nation.

The Columbus metropolitan area had an estimated population of 2.2 million and ranked as the 32nd most populous metropolitan area in the United States and the second most populous metropolitan area in Ohio, just behind the Cincinnati metropolitan area and slightly ahead of the Cleveland metropolitan area. The unemployment rate in December 2024 was 3.9% for the entire Columbus metropolitan area and 4.0% for Franklin County, compared to 2.7% for the entire Columbus metropolitan area and 2.7% for Franklin County in December 2023.

Lending Activities

We offer a full range of lending products, including multi-family and commercial real estate loans (including owner and nonowner-occupied real estate loans), commercial and industrial loans (including equipment loans and working capital lines of credit), construction and development loans, residential real estate loans, including home equity loans and lines of credit, and consumer loans. We also engage in lease financing, which consists of direct financing leases and is used by our commercial customers to finance purchases of equipment. We offer consumer loans, predominantly as an accommodation to our customers, secured by personal assets such as automobiles or recreational vehicles. Some consumer loans are unsecured, such as small installment loans and certain lines of credit. Lending activities originate from the relationships and efforts of our bankers.

Loan Approval Procedures and Authority. Pursuant to Indiana law, the aggregate amount of loans that First Bank Richmond is permitted to make to any one borrower, or a group of related borrowers, is generally limited to 15% of First Bank Richmond's unimpaired capital and surplus. An additional amount may be loaned, up to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. At December 31, 2024, based on the 15% limitation, First Bank Richmond's loans-to-one-borrower limit was approximately $27.2 million. As of December 31, 2024, First Bank Richmond was in compliance with the loans-to-one-borrower limitations. At December 31, 2024, our largest lending relationship with one borrower was for $22.8 million consisting of four commercial real estate loans secured by properties in the Dayton, Ohio area. All of these loans were performing in accordance with their repayment terms at December 31, 2024.

Our lending is subject to written underwriting standards and origination procedures set forth in First Bank Richmond's loan policy. Decisions on loan applications are made on the basis of detailed information submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan information is primarily designed to determine the borrower's ability to repay the requested loan, and the more significant items are verified through use of credit reports, bank statements and tax returns. Loans containing a policy exception have the exception noted in the credit file accompanied by a statement as to the reason for granting the exception. Exceptions must be approved in accordance with First Bank Richmond's loan policy. All loan approval amounts are based on the aggregate debt, including total commitments outstanding and the proposed loan to the individual borrower and any related entity.

First Bank Richmond's board of directors has the responsibility for approving, on an annual basis, specific lending authority for individual officers, combinations of officers, or loan committees.

Loan Maturity and Repricing. The following tables set forth certain information at December 31, 2024 regarding the dollar amount of loans maturing in our portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. Loans with scheduled maturities are reported in the maturity category in which the loan is due. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for credit losses on loans and leases.

	Due in 1 Year or Less	Weighted Average Yield	Due After 1 Year Through 5 Years	Weighted Average Yield	Due After 5 Years Through 15 Years	Weighted Average Yield	Due After 15 Years	Weighted Average Yield	Total Loans and Leases	Weighted Average Yield
					(Dollars in thousands)					
Commercial mortgage	$ 38,407	7.0 %	$ 62,010	5.1 %	$ 154,783	5.2 %	$ 116,505	5.4 %	$ 371,705	5.5 %
Commercial and industrial	47,992	7.5	31,609	6.8	38,654	6.7	8,112	4.9	126,367	6.9
Construction and development	51,649	7.2	34,971	6.8	42,412	7.3	3,538	6.7	132,570	7.1
Multi-family	39,768	6.8	28,598	5.3	72,921	4.7	44,577	5.7	185,864	5.5
Residential mortgage	7,491	7.7	6,896	6.0	43,516	5.4	114,741	5.1	172,644	5.3
Home equity lines of credit	516	6.8	4,188	7.2	12,122	7.6	—	—	16,826	7.5
Leases	6,179	7.2	139,572	9.5	2,351	10.5	—	—	148,102	9.4
Consumer	561	5.1	13,300	6.3	6,620	6.6	737	7.2	21,218	6.4
Total loans and leases	$ 192,563		$ 321,144		$ 373,379		$ 288,210		$1,175,296	

	Amount due after one year at fixed interest rates:	Amount due after one year at variable interest rates:
	(Dollars in thousands)	
Commercial mortgage	$ 44,889	$ 288,409
Commercial and industrial	37,602	40,773
Construction and development	16,416	64,505
Multi-family	9,158	136,938
Residential	82,098	83,055
Home equity lines of credit	4,025	12,285
Leases	141,923	—
Consumer	20,657	—
Total loans and leases	$ 356,768	$ 625,965

Residential Mortgage Lending. We make one- to four-family residential real estate loans and home equity loans and lines of credit secured by the borrower's primary residence. In addition, we may periodically purchase residential loans, which we refer to as brokered mortgages, primarily during periods of reduced loan demand in our primary market areas and at times to support our Community Reinvestment Act lending activities, although we have not purchased any brokered mortgage loans in the last nine years. Any such purchases are made generally consistent with our underwriting standards for residential mortgage loans. At December 31, 2024, $189.5 million, or 16.1%, of our total loan and lease portfolio was secured by residential real estate, consisting of $164.2 million of one- to four-family residential real estate loans, $8.3 million of home equity loans, and $16.8 million of home equity lines of credit.

We originate both fixed-rate and adjustable-rate one- to four-family residential real estate loans. At December 31, 2024, 51.7% of our one- to four-family residential real estate loans were fixed-rate loans and 48.3% of such loans were adjustable-rate loans. Most of our loans are underwritten using generally-accepted secondary market underwriting guidelines. We typically sell most of the conforming, fixed-rate one- to four-family loans we originate into the secondary market to Fannie Mae and, to a lesser extent, the FHLB of Indianapolis. Loans that are sold into the secondary market to Fannie Mae or the FHLB of Indianapolis are sold with the servicing retained to maintain the client relationship and to generate non-interest income. The sale of mortgage loans provides a source of non-interest income through the gain on sale, reduces our interest rate risk, provides a stream of servicing income, enhances liquidity and enables us to originate more loans at our current capital level than if we held the loans in our loan portfolio. During the year ended December 31, 2024, we originated $38.1 million one- to four-family fixed-rate mortgage loans and $11.9 million one- to four-family adjustable-rate mortgage ("ARM") loans, and sold $25.2 million of these loans without recourse to Fannie Mae and the FHLB of Indianapolis. See "- Originations, Sales and Purchases of Loans."

Substantially all the one- to four-family residential mortgage loans we retain in our portfolio consist of fixed-rate loans that do not satisfy acreage limits, income, credit, conforming loan limits (i.e., jumbo mortgages) or various other requirements imposed by Fannie Mae or are adjustable-rate loans. Some of these loans are also originated to meet the needs of borrowers who cannot otherwise satisfy Fannie Mae credit requirements because of personal and financial reasons (i.e., bankruptcy, length of time employed, etc.), and other aspects which do not conform to Fannie Mae's guidelines. Such borrowers may have higher debt-to-income ratios, or the loans are secured by unique properties in rural markets for which there are no sales of comparable properties to support the value according to secondary market requirements. We may require additional collateral or lower loan-to-value ratios to reduce the risk of these loans. We believe that these loans satisfy the needs of borrowers in our market area. As a result, subject to market conditions, we intend to continue to originate these types of loans. We also retain jumbo loans which exceed the conforming loan limits and therefore are not eligible to be purchased by Fannie Mae. At December 31, 2024, $48.7 million or 25.7% of our one- to four-family loan portfolio consisted of jumbo loans.

We generally underwrite our one- to four-family loans based on the applicant's employment and credit history and the appraised value of the subject property. We generally lend up to 89% of the lesser of the appraised value or purchase price for one- to four-family first mortgage loans and non-owner occupied first mortgage loans. For first mortgage loans with a loan-to-value ratio in excess of 89%, we may require private mortgage insurance or other credit enhancement to help mitigate the risk. Fixed-rate loans secured by one- to four-family residences may have contractual maturities of up to 30 years. All of these loans are fully amortizing, with payments due monthly. Properties securing our one- to four-family loans are typically appraised by independent fee appraisers who are selected in accordance with criteria approved by the Loan Committee. For loans that are less than $250,000, we may use an automated valuation model, in lieu of an appraisal. We require title insurance policies on all first mortgage real estate loans originated over $100,000. Homeowners, liability, fire and, if required, flood insurance policies are also required for one-to four-family loans. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.

ARM loans are offered with annual adjustments and life-time rate caps that vary based on the product, generally with a maximum annual rate change of 2.0% and a maximum overall rate change of 6.0%. We generally use the rate on one-year Treasury Bills to re-price our ARM loans. As a consequence of using caps, the interest rates on ARM loans may not be as rate sensitive as our cost of funds. Furthermore, because loan indexes may not respond perfectly to changes in market interest rates, upward adjustments on loans may occur more slowly than increases in our cost of interest-bearing liabilities, especially during periods of rapidly increasing interest rates. Because of these characteristics, future yields on ARM loans may not be sufficient to offset increases in our cost of funds.

ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment increases, which increases the potential for default. We continue to offer our fully amortizing ARM loans with a fixed interest rate for the first one, three, five or seven years, followed by a periodic adjustable interest rate for the remaining term.

The average balance of our one- to four-family residential loans secured by first mortgages was approximately $144,000 at December 31, 2024.

We originate fixed-rate home equity loans and fixed- and variable-rate lines of credit secured either by a first or second lien on the borrower's primary residence. Our home equity loans are fixed rate fully amortizing loans with terms of up to 15 years and are generally originated in amounts, together with the amount of the existing first mortgage, of up to 89% of the appraised value of the subject property. Home equity loans originated with a loan to value ratio in excess of 80% are subject to a higher origination fee and higher interest rate than home equity loans with loan to value ratios of 80% or less. If the home equity loan is for home improvements, the improvements to be made to the property may be considered when calculating the loan to value ratio. If the loan to value ratio on the property is sufficient, regardless of the improvements to be made, the proceeds may be disbursed directly to the borrower. When the appraised value is dependent on the improvements to meet the loan to value requirement, the proceeds are held by us until we receive reasonable assurance that the improvements have been completed. The loan officers, at their discretion, may use a limited appraisal or a recertification of value on these types of loans. At December 31, 2024, home equity loans totaled $8.3 million, or 0.7% of our total loan and lease portfolio.

Home equity lines of credit may be either fixed- or adjustable-rate and are typically originated in amounts, together with the amount of the existing first mortgage, of up to 89% of the appraised value of the subject property. Home equity lines of credit originated with a loan to value ratio in excess of 80% are subject to a higher interest rate than home equity lines of credit with loan to value ratios of 80% or less. Home equity lines of credit with an adjustable rate of interest adjust quarterly and are based on the Wall Street Journal Prime rate, plus a margin**.** Our fixed rate lines have a five-year draw period and our adjustable-rate lines have a 10-year draw period, during which time the funds may be paid down and redrawn up to the committed amount. Once the draw period has lapsed, the borrower either pays off the loan balance, or a new loan is negotiated. We charge an annual fee on each home equity line of credit and require a monthly payment of 0.9% of the outstanding balance drawn during the period, plus interest. At December 31, 2024, home equity lines of credit totaled $16.8 million, or 1.4% of our total loan and lease portfolio, with adjustable-rate home equity lines of credit totaling $12.7 million and fixed rate home equity lines making up the remaining balance. At December 31, 2024, unfunded commitments on home equity lines of credit totaled $19.5 million.

We do not engage in originating interest only, negative amortization, option adjustable rate or subprime loans and have no established program to originate or purchase these loans. Subprime loans are defined as loans that at the time of loan origination had a FICO credit score of less than 660. Of the $189.5 million in one- to four- family loans, including home equity loans and lines of credit, in our portfolio as of December 31, 2024, $12.1 million, or 6.4%, were to borrowers with a credit score under 660. At December 31, 2024, delinquent subprime loans totaled $1.2 million.

Multi-family and Commercial Real Estate Lending. We originate commercial real estate loans, including loans secured by multi-family residential properties, office buildings, hotels, industrial properties, retail buildings, medical and professional buildings, restaurants and various other commercial properties located principally in our primary market area. As of December 31, 2024, $557.6 million or 47.4% of our total loan and lease portfolio was secured by commercial and multi-family real estate, of which $175.2 million, or 14.9% of our total loan and lease portfolio, was secured by property located in the Columbus, Ohio market. Multi-family loans totaled $185.9 million of the $557.6 million commercial and multi-family real estate loan portfolio, or 15.8% of our total loan and lease portfolio, at December 31, 2024. Of the remaining $371.7 million of this portfolio, approximately $252.1 million was secured by income producing, or non-owner-occupied commercial real estate. We also purchase and participate, from time to time, in multi-family and commercial real estate loans from other financial institutions, which amounts are included in our multi-family and commercial real estate loan portfolios. Such loans are independently underwritten according to our policies. At December 31, 2024, our purchased multi-family and commercial real estate loan participations totaled $64.6 million, or 11.6% of our total multi-family and commercial real estate loan portfolios, of which $16.1 million involve loans secured by collateral outside of our primary market area.

Multi-family and commercial real estate loans generally are priced at a higher rate of interest than one- to four-family residential loans. Typically, these loans have higher loan balances, are more difficult to evaluate and monitor, and involve a greater degree of risk than one- to four-family residential loans. Often payments on loans secured by commercial or multi-family properties are dependent on the successful operation and management of the property; therefore, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. We generally require and obtain loan guarantees from financially capable parties based upon the review of personal financial statements. If the borrower is a corporation, we generally require and obtain personal guarantees from the corporate principals based upon a review of their personal financial statements and individual credit reports. In addition, the borrower's and guarantor's financial information on such loans is monitored on an ongoing basis by requiring periodic financial statements.

Our commercial and multi-family real estate loans generally have initial terms of 10 to 20 years and amortization terms of up to 25 years, with a balloon payment at the end of the initial term and may be fixed-rate or adjustable-rate loans. Our adjustable-rate multi-family and commercial real estate loans are generally tied to a margin above the prime rate or the applicable treasury rate. The maximum loan-to-value ratio of our multi-family and commercial real estate loans is generally 80% of the lower of cost or appraised value of the property securing the loan. At December 31, 2024, 18.1% of our multi-family and commercial real estate loans were fixed-rate loans and 81.9% were adjustable-rate loans.

We consider a number of factors in originating multi-family and commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history and management expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service ratio of at least 1.10x. All multi-family and commercial real estate loans in excess of $500,000 are appraised by outside independent appraisers. We require property and casualty insurance and also require flood insurance if the property is determined to be in a flood zone area.

In addition, we generally require a Phase I Environmental Audit as a condition of making multi-family and commercial real estate loans in excess of $1.0 million, which audit is performed by a qualified environmental consulting firm. The Phase I Environmental Audit includes appropriate inquiry into previous ownership and uses of the real estate to satisfactorily comply with the "Innocent Landowner Defense Amendment" to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA). The results and recommendations of the audit must be acceptable to us prior to loan closing. For loans less than $1.0 million but greater than $150,000, a full Phase I Environmental Audit is not required, although an environmental investigation is typically performed by qualified bank personnel or a third party to determine if a full Phase I Environmental Audit should be done.

At December 31, 2024, the average loan size of our outstanding multi-family and commercial real estate loans was $1.3 million, and the largest of such loans was a $13.7 million loan secured by a 210,000 square-foot industrial facility located in a Columbus, Ohio suburb. This loan was performing in accordance with its repayment terms at December 31, 2024. We had 56 other commercial and multi-family real estate loans each with an outstanding balance in excess of $3.0 million at December 31, 2024, all of which were performing in accordance with their repayment terms at December 31, 2024. Our largest lending relationship with one borrower at December 31, 2024 was for $22.8 million consisting of four commercial real estate loans secured by properties in the Dayton, Ohio area. All of these loans were performing in accordance with their repayment terms at December 31, 2024.

Multi-family and commercial real estate loans entail greater credit risks compared to one- to four-family residential real estate loans because they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the repayment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for multi-family and commercial real estate than residential properties. If we foreclose on a commercial or multi-family real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be a lengthy process with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on multi-family and commercial real estate loans can be unpredictable and substantial.

The composition of, and location of the underlying collateral securing, our multi-family and commercial real estate loan portfolio at December 31, 2024 was as follows:

Type of Security	Indiana	Ohio	Other	Total	% of Total in Category
		(Dollars in thousands)			
Office buildings	$ 18,348	$ 51,490	$ 54	$ 69,892	12.5 %
Multi-family/Apartment buildings	76,183	109,486	195	185,864	33.3
Hotels	37,214	77,636	—	114,850	20.6
Industrial buildings	51,640	24,592	1,886	78,118	14.0
Retail	17,559	16,940	—	34,499	6.2
Medical	5,215	8,671	—	13,886	2.5
Automotive	8,489	293	—	8,782	1.6
Restaurants	8,145	4,184	—	12,329	2.2
Campgrounds/Golf Courses/Leisure Activities	7,909	1,601	—	9,510	1.7
Agricultural	2,932	3,613	1,110	7,655	1.4
Other	5,783	14,322	2,080	22,185	4.0
Total[1]	$ 239,417	$ 312,828	$ 5,325	$ 557,570	100.0 %

(1) Ohio total includes $175.2 million of commercial and multi-family loans secured by property located in the Columbus, Ohio market.

Commercial and Industrial Lending. We make secured and unsecured commercial and industrial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, acquisition, expansion and development loans, letters of credit and other loan products, principally in our primary market area. These loans are made based primarily on historical and projected cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty of the borrower or principal. Our operating lines of credit typically are limited to a percentage of the value of the assets securing the line. Lines of credit and term loans typically are reviewed annually. As of December 31, 2024, we had $126.4 million of commercial and industrial loans, representing 10.8% of our total loan and lease portfolio, including $7.2 million of unsecured commercial and industrial loans.

The terms of our commercial and industrial loans vary by purpose and by type of underlying collateral. We typically make equipment loans for a term of five years or less at fixed or adjustable rates, with the loan fully amortized over the term. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as an SBA guarantee, is obtained. Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable, inventory and personal guarantees of the principals of the business. The interest rates charged on loans vary with the degree of risk and loan amount and are further subject to competitive pressures, money market rates, the availability of funds and government regulations. For loans secured by accounts receivable and inventory, principal is typically repaid as the assets securing the loan are converted into cash (monitored on a monthly or more frequent basis as determined necessary in the underwriting process), and for loans secured with other types of collateral, principal is typically due at maturity.

In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate, exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.

At December 31, 2024, the average loan size of our outstanding commercial and industrial loans was $246,000. Our largest outstanding commercial and industrial loan at that date was a working capital line of credit totaling $6.4 million, which was secured by all of the assets of the business and performing in accordance with its repayment terms at December 31, 2024. We had 25 other commercial and industrial loans with an outstanding balance in excess of $1.0 million at December 31, 2024, all of which were performing in accordance with their repayment terms at that date.

Construction and Development Lending. We originate loans to finance the construction of commercial real estate projects, such as multi-family housing, industrial, office and retail centers. We also originate residential construction loans to borrowers and builders secured by single-family residences. On a much smaller scale, we may originate loans for the acquisition and development of residential or commercial land into buildable lots. At December 31, 2024, our construction and development loan portfolio totaled $132.6 million, or 11.3% of our total loan and lease portfolio, consisting of $126.2 million in commercial construction loans and $6.3 million in residential construction loans. At December 31, 2024, we had unfunded construction loan commitments totaling $50.8 million and $1.4 million in commercial and residential construction loans, respectively. We also purchase and participate, from time to time, in construction loans from other financial institutions, which amounts are included in our construction and development loan portfolio. Such loans are independently underwritten according to our policies. At December 31, 2024, our purchased construction and development loan participations totaled $28.7 million, or 21.6% of our total construction and development loan portfolio, of which $5.5 million involved loans secured by collateral outside of our primary market area.

Our commercial construction loans are typically made to builders/developers that have an established record of successful project completion and loan repayment. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans based on the percentage of completion. Underwriting guidelines for our commercial construction loans are similar to those described above for our commercial real estate lending. General liability, builder's risk hazard insurance, title insurance, and flood insurance (as applicable, for properties located or to be built in a designated flood hazard area) are also required on all construction and development loans.

Our commercial construction loans have terms to maturity that typically range from one to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Commercial construction loans are typically structured with an interest only period during the construction phase. Commercial construction loans are underwritten to either mature, or transition to a traditional amortizing loan, at the completion of the construction phase. The loan-to-value ratio on our commercial construction loans, as established by independent appraisal, typically will not exceed 80% of the appraised value on a completed basis or the cost of completion, whichever is less. These loans generally include an interest reserve of 1% to 5% of the loan commitment amount. The average outstanding loan size in our commercial construction loan portfolio was approximately $2.4 million at December 31, 2024.

Commercial construction loans on property built for speculative purposes that has not sold in a period of eighteen months after completion will require re-margining at no more than 89% of current appraised value and monthly amortization based on a 25-year payout. At December 31, 2024, $27.6 million, or 20.9%, of our total commercial construction loan portfolio consisted of speculative construction loans.

We finance the construction of pre-sold owner occupied, one- to four-family residential properties in our market areas to builders and prospective homeowners. Our residential construction loans are originated primarily on a construction/ permanent basis with such loans converting to an amortizing loan following the completion of the construction phase. Our residential construction loans generally provide for the payment of interest only during the construction phase, which is typically up to nine months. The average outstanding residential construction loan balance was approximately $289,000 at December 31, 2024.

Residential construction loans are made with a maximum loan-to-value ratio of the lower of 80% of the cost or appraised value at completion. Commitments to fund residential construction loans generally are made subject to an appraisal of the property by an independent licensed appraiser. Loan proceeds are disbursed after inspection by a third-party inspector based on the percentage of completion method.

On a more limited basis, we also make land loans to developers, builders and individuals to finance the commercial development of improved lots or unimproved land. In making land loans, we follow underwriting policies and disbursement and monitoring procedures similar to those for commercial construction loans. These land loans also involve additional risks because the loan amount is based on the projected value of the lots after development. We make these loans for up to 65% of the estimated value of raw land and up to 75% of the estimated value of developed land, with a term of up to two years with interest only payments, payable monthly.

Construction loans generally involve greater credit risk than long-term financing on improved, owner occupied real estate. In the event a loan is made on property that is not yet approved for the planned development or improvements, there is a risk that necessary approvals will not be granted or will be delayed. Risk of loss on a construction loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Construction loans also carry the risk that construction will not be completed on time in accordance with specifications and projected costs. In addition, repayment of these loans can be dependent on the sale or rental of the property to third parties, and the ultimate sale or rental of the property may not occur as anticipated. Other risks may include the fraudulent diversion of construction funds, the filing of mechanics liens by contractors, subcontractors or suppliers, or the contractor's failure to complete the construction of the project.

We seek to address the forgoing risks associated with construction and development lending by developing and adhering to underwriting policies, disbursement procedures and monitoring practices. Specifically, we (i) seek to diversify loans in our market areas, (ii) evaluate and document the creditworthiness of the borrower and the viability of the proposed project, (iii) obtain an appraisal of the property by an independent licensed appraiser, (iv) limit loan-to-value ratios to specified levels, (v) control disbursements on construction loans on the basis of on-site inspections by third party inspectors, and (vi) monitor economic conditions in each market. No assurances, however, can be given that these practices will be successful in mitigating the risks of construction and development lending.

At December 31, 2024, our largest construction and land development loan had an outstanding balance of $12.1 million and was secured by all business assets, as well as a first mortgage and assignment of rents and leases on a proposed hotel in the Columbus, Ohio area. At December 31, 2024, this loan was performing according to its repayment terms. We had 15 other construction and development loans each with an outstanding balance in excess of $3.0 million at December 31, 2024, all of which were performing in accordance with their repayment terms at that date except for one $4.9 million loan that is subject to litigation between the developer and other parties.

Lease Financing. We conduct our leasing operations through First Federal Leasing, a division of First Bank Richmond. Our lease financing operation consists of direct financing leases which are used by commercial customers to finance purchases such as medical, computer and manufacturing equipment, audio/visual equipment, industrial assets, construction and transportation equipment, and a wide variety of other commercial equipment. We rely solely on brokers and other third-party originators to generate our lease transactions. The nature of our business requires the use of brokers and third-party originators as it focuses on transactions generally ranging between $2,500 and $250,000 (with an average size of $49,000) with terms of 24 to 72 months, with a weighted average term of 39.0 months as of December 31, 2024. Our risk management profile centers on internally rated "A" quality credits. At December 31, 2024, our direct finance leasing portfolio totaled $148.1 million, or 12.6% of our total loan and lease portfolio, with lease contracts located throughout the United States.

At lease inception, we record an asset (net investment) representing the aggregate future minimum lease payments and deferred indirect costs less unearned income. Income is recognized over the life of the lease to approximate a level rate of return on the net investment.

To generate deal flow, we actively work with over 100 brokers and third-party originators across the country, some of which are one person shops and others more established companies, with most of the volume coming from fewer than 25 referral sources. We have operated with this model since we commenced leasing operations in 1989 and have developed procedures to minimize fraud and concentration risk. The leases are processed by us through our lease origination software, which allows brokers to populate the fields with customer information and attach credit documentation, streamlining the data collection process. There is no automated approval process. Each lease application is reviewed by a credit administrator and then sent to a credit underwriter for review and approval. We have procedures in place to check and underwrite all the data we receive from the brokers and third-party originators, including ensuring that the potential lessee is operating from the location given and tracking the performance of each vendor.

The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant and generally require that the applicant have a minimum FICO score of 675. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's creditworthiness.

We generally file a UCC-1 financing statement on all of our lease transactions to perfect our interest in the equipment, except in the case of (i) titled equipment, where we would require the title in lieu of the UCC financing statement, (ii) transactions under $5,000 or (iii) for equipment with very little value, such as computer software. Perfection gives us a claim to the collateral that is superior to someone that obtains a lien through the judicial process subsequent to the perfection of a security interest. The failure to perfect a security interest does not render the security interest unenforceable against the borrower. However, failure to perfect a security interest risks avoidance of the security interest in bankruptcy or subordination to the claims of third parties.

At December 31, 2024, approximately $51.1 million or 34.4% of the aggregate dollar amount of our lease portfolio was secured by property concentrated in four states: California at 14.3%; New York at 7.8%; Florida at 6.2%; and Arkansas at 6.1%. Our largest leasing relationship at that date was with the State of Arkansas which consisted of more than 3,300 leases totaling approximately $9.1 million in lease receivables, all of which were performing in accordance with the lease terms. Our second largest leasing relationship was with a drilled pile foundation company located in Florida consisting of four contracts totaling approximately $938,000 in lease receivables, all of which were performing in accordance with the lease terms.

Consumer Lending. We offer a variety of secured and unsecured consumer loans to individuals who reside or work in our market area, including new and used automobile loans, motorcycle loans, boat loans, recreational vehicle loans, mobile home loans and loans secured by certificates of deposit. Most of our consumer loans are made as an accommodation to our existing customers. At December 31, 2024, our consumer loan portfolio totaled $21.2 million, or 1.8% of our total loan and lease portfolio, including $1.3 million of unsecured consumer loans.

Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Originations, Sales and Purchases of Loans

Our loan originations are generated by our loan personnel operating at our office locations. While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions, and mortgage banking companies. Our volume of real estate loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our real estate loan originations can vary from period to period. During the year ended December 31, 2024, we originated $133.7 million of fixed rate loans and leases and $103.4 million of adjustable-rate loans, compared to $236.3 million of fixed rate loans and leases and $136.6 million of adjustable-rate loans during the year ended December 31, 2023.

The following tables provide information regarding our originations for the periods indicated:

	2024		
	Fixed Rate	**Floating or Adjustable Rate**	**Total**
	(Dollars in thousands)		
Residential mortgage[1]	$ 38,147	$ 11,858	$ 50,005
Home equity lines of credit	2,398	12,908	15,306
Multi-family and commercial real estate	3,758	36,906	40,664
Construction and development	9,482	16,537	26,019
Consumer	8,224	—	8,224
Commercial and industrial	10,067	25,215	35,282
Leases	61,605	—	61,605
Total	$ 133,681	$ 103,424	$ 237,105

(1)   Includes $2.4 million of fixed-rate and $470,000 of adjustable-rate loans secured by second mortgages on residential properties.

	2023		
	Fixed Rate	**Floating or Adjustable Rate**	**Total**
	(Dollars in thousands)		
Residential mortgage[1]	$ 33,139	$ 21,401	$ 54,540
Home equity lines of credit	2,359	4,605	6,964
Multi-family and commercial real estate	34,978	21,034	56,012
Construction and development	30,158	64,104	94,262
Consumer	11,810	—	11,810
Commercial and industrial	34,165	25,408	59,573
Leases	89,696	—	89,696
Total	$ 236,305	$ 136,552	$ 372,857

(1) Includes $3.0 million of fixed-rate and $260,000 of adjustable-rate loans secured by second mortgages on residential properties.

As reflected in the tables above, loan and lease originations decreased $135.8 million, or 36.4%, to $237.1 million during 2024 compared to $372.9 million during 2023, primarily due to higher market interest rates.

We consider our balance sheet as well as market conditions on an ongoing basis in making decisions as to whether to hold residential loans we originate for investment or to sell these loans to investors, choosing the strategy that is most advantageous to us from a profitability and risk management standpoint. We sell the majority of the fixed-rate conforming and eligible jumbo one- to four-family residential real estate loans that we originate, generally on a servicing-retained basis, while retaining some non-eligible fixed-rate and adjustable-rate one- to four-family residential real estate loans in order to manage the duration and time to repricing of our loan portfolio. All FHA, VA and USDA loans we originate are sold on a servicing-released, non-recourse basis in accordance with FHA, VA and USDA guidelines. For the years ended December 31, 2024 and 2023, we sold $25.2 million and $19.7 million of one- to four-family residential real estate loans, respectively. During the year ended December 31, 2024, we did not originate or sell any FHA, VA, or USDA loans, compared to $65,000 of FHA, VA or USDA loans originated or sold during the year ended December 31, 2023.

We recognize, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. Subject to market and economic conditions, management intends to continue this sales activity in future periods to generate gain on sale income.

From time to time, we may purchase loan participations secured by properties within and outside of our primary lending market area in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At December 31, 2024, we had 43 loans totaling $104.4 million, consisting of $64.6 million of multifamily and commercial real estate loans, $28.7 million of construction and development loans, and $11.1 million of other loans in which we were not the lead lender (of which $26.4 million are for loans secured by collateral located outside of our primary market area). All but one of these participation loans were performing in accordance with their original repayment terms at December 31, 2024. We also have sold portions of loans we originate that exceeded our loans-to-one borrower legal lending limit or for risk diversification. Historically, we have not purchased whole loans. Pursuant to our growth strategy, however, we may purchase whole loans in the future.

Delinquencies and Non-Performing Assets

Loans and leases are reviewed on a regular basis. Past due status is based on contractual terms of the loan. For all loan classes, the entire balance of the loan is considered past due if the minimum payment contractually required to be paid is not received by the contractual due date. Nonperforming loans and leases consist of loans and leases delinquent past 90 days and still accruing, and all loans and leases that are placed on nonaccrual. Nonaccrual loans and leases are loans and leases for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans and leases when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan or lease is currently performing. A loan or lease may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan or lease is placed on nonaccrual status, unpaid interest credited to income is reversed. Interest received on nonaccrual loans and leases generally is applied against principal or interest and is recognized on a cash basis. Generally, loans and leases are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Nonperforming loans and leases totaled $6.8 million, or 0.58% of total loans and leases at December 31, 2024 and $8.0 million, or 0.72% of total loans and leases at December 31, 2023. The decrease in nonperforming loans was primarily attributable to a $1.2 million decrease in commercial and industrial loans, primarily due to one loan of $1.2 million secured by business assets, previously nonaccruing, that was paid off in 2024. At December 31, 2024, our largest nonperforming loan was a $4.9 million nonaccrual commercial construction and development loan that is subject to litigation between the developer and other parties.

When we acquire real estate as a result of foreclosure, the real estate is classified as foreclosed assets or Other Real Estate Owned. Foreclosed assets are recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal, or evaluation when acceptable, to determine the current market value of the property. Any excess of the recorded value of the loan over the market value of the property is charged against the allowance for credit losses, or, if the existing allowance is inadequate, charged to expense, in either case during the applicable period of such determination. After acquisition, all costs incurred in maintaining the property are expensed.

Foreclosed assets consist of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure, and are recorded at the lower of recorded investment or fair value less estimated costs to sell. Write-downs from recorded investment to fair value, which are required at the time of foreclosure, are charged to the allowance for credit losses on loans and leases. After transfer, adjustments to the carrying value of the properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. We had $37,000 in foreclosed assets at December 31, 2024.

The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At December 31,			
	2024		**2023**	
	(Dollars in thousands)			
Nonaccrual loans and leases:				
Residential mortgage[1]	$	94	$	101
Construction and development		4,900		4,900
Commercial and industrial		35		1,241
Leases		34		82
Total non-accruing loans and leases		5,063		6,324
Accruing loans and leases delinquent more than 90 days:				
Residential mortgage[1]		1,261		1,278
Home equity lines of credit		14		25
Consumer		99		76
Leases		340		296
Total accruing loans and leases delinquent more than 90 days		1,714		1,675
Total non-performing loans and leases		6,777		7,999
Foreclosed assets:				
Residential mortgage[1]		37		136
Total foreclosed assets		37		136
Total non-performing assets	$	6,814	$	8,135
Total non-performing loans to total loans		0.58 %		0.72 %
Total non-performing assets to total assets		0.45 %		0.56 %
Total non-performing assets and modified loans (accruing) to total assets		0.45 %		0.56 %

(1)   Includes loans secured by first and second mortgages on residential properties.

Classified Assets. Our regulators require that we classify loans and other assets, such as debt and equity securities considered to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for credit losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by our regulators, which may order the establishment of additional general or specific loss allowances.

In accordance with our loan policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the "watch list" initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or if the loan possesses weaknesses although currently performing. If a loan deteriorates in asset quality, the classification is changed to "special mention," "substandard," "doubtful" or "loss" depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified "substandard." Management reviews the status of each loan on our watch list on a quarterly basis.

On the basis of this review of our assets, our classified assets at the dates indicated were as follows:

	At December 31,			
	2024		2023	
	(In thousands)			
Special mention	$	4,918	$	4,850
Substandard		13,832		11,263
Doubtful		34		81
Total classified assets	$	18,784	$	16,194

Allowance for Credit Losses

The allowance for credit losses is maintained at a level which, in management's judgment, is adequate to absorb probable credit losses inherent in the loan and lease portfolio. This requires significant judgement to estimate credit losses on a collective pool basis where similar risk characteristics exist, as well as for loans evaluated individually. The amount of the allowance is based on management's evaluation of the collectability of the loan and lease portfolio, including the nature of the portfolio, credit concentrations, historical loss experience, and current conditions and reasonable supportable forecasts for the Company's outstanding loan and lease balances. Allowances are made on individually analyzed loans generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on individually analyzed loans, it is reasonably possible that management's estimate of probable credit losses inherent in the loan and lease portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for credit losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management's ongoing review and grading of loans and leases, facts and issues related to specific loans and leases, historical loan and lease loss and delinquency experience, trends in past due and non-accrual loans and leases, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

As an integral part of their examination process, the IDFI and the FDIC will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Allowance for Credit Losses. The following table sets forth an analysis of our allowance for credit losses at the dates and for the periods indicated. Average balances of residential loans include loans held for sale.

		At and For the Years Ended December 31,		
		2024		2023
		(Dollars in thousands)		
Allowance for credit losses on loans and leases to total loans and leases outstanding		1.34 %		1.42 %
Allowance for credit losses on loans and leases	$	15,791	$	15,663
Total loans and leases outstanding	$	1,175,296	$	1,106,512
Nonaccrual loans and leases to total loans and leases outstanding		0.43 %		0.57 %
Nonaccrual loans and leases	$	5,063	$	6,324
Total loans and leases outstanding	$	1,175,296	$	1,106,512
Allowance for credit losses on loans and leases to nonaccrual loans and leases		311.89 %		247.68 %
Allowance for credit losses on loans and leases	$	15,791	$	15,663
Nonaccrual loans and leases	$	5,063	$	6,324
Net charge-offs/(recoveries) during the period to average loans and leases outstanding:				
Commercial mortgage		— %		— %
Net recoveries during the period	$	—	$	(13)
Average amount outstanding	$	373,547	$	347,827
Commercial and industrial		(0.05)%		(0.02)%
Net recoveries during the period	$	(64)	$	(20)
Average amount outstanding	$	123,365	$	103,273
Construction and development		— %		— %
Net charge-offs/(recoveries) during the period	$	—	$	—
Average amount outstanding	$	100,879	$	113,248
Multi-family		— %		— %
Net charge-offs/(recoveries) during the period	$	—	$	—
Average amount outstanding	$	189,847	$	138,032
Residential mortgage		— %		(0.02)%
Net recoveries during the period	$	(4)	$	(37)
Average amount outstanding	$	172,902	$	161,020
Home equity		— %		— %
Net recoveries during the period	$	—	$	—
Average amount outstanding	$	13,869	$	10,614
Leases		0.96 %		0.40 %
Net charge-offs during the period	$	1,428	$	588
Average amount outstanding	$	148,692	$	147,855
Consumer		0.64 %		0.71 %
Net charge-offs during the period	$	146	$	160
Average amount outstanding	$	22,872	$	22,602
Total loans and leases		0.13 %		0.06 %
Net charge-offs/(recoveries) during the period	$	1,506	$	678
Average amount outstanding	$	1,145,973	$	1,044,471

As of January 1, 2023, the Bank adopted the accounting standard referred to as CECL. As a result of the change in methodology from the incurred loss method to the CECL method, on January 1, 2023 the Company recorded a one-time adjustment from equity into the allowance for credit losses on loans and leases in the amount of $2.0 million, net of tax. This adjustment increased the allowance from $12.4 million at December 31, 2022 to $15.1 million at January 1, 2023. At December 31, 2024, the allowance for credit losses on loans and leases totaled $15.8 million, or 1.34% of total loans and leases outstanding, compared to $15.7 million, or 1.42% of total loans and leases outstanding at December 31, 2023. This increase was driven by a $68.8 million increase in our loan and lease portfolio. The growth in the balance of loans and leases primarily occurred in the commercial mortgage and multi-family categories, which is in line with management's strategy to expand these portfolios. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition at December 31, 2024 Compared to December 31, 2023" contained in Part II, Item 7 of this Form 10-K for additional information regarding changes in our loans, leases, and related allowances.

Allocation of Allowance for Credit Losses. The following table sets forth the allowance for credit losses on loans and leases allocated by category, the total balances by category, and the percentage of loans and leases in each category to total loans and leases at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories. At the dates indicated, we had no unallocated allowance for credit losses.

| | At December 31, | | | |
| | 2024 | | 2023 | |
	Amount	Percent of loans and leases in each category to total loans	Amount	Percent of loans and leases in each category to total loans
	(Dollars in thousands)			
Allocated at end of period to:				
Real estate loans:				
Residential mortgage	$ 1,910	12.1 %	$ 1,681	10.7 %
Home equity lines of credit	184	1.2	102	0.7
Multi-family	2,660	16.8	1,789	11.4
Commercial mortgage	4,486	28.4	4,655	29.7
Construction and development	2,243	14.2	3,883	24.8
Total real estate loans	11,483	72.7	12,110	77.3
Consumer loans	356	2.3	317	2.0
Commercial business loans and leases:				
Commercial and industrial	1,483	9.4	1,281	8.2
Leases	2,469	15.6	1,955	12.5
Total commercial business loans and leases	3,952	25.0	3,236	20.7
Total loans and leases	$ 15,791	100.0 %	$ 15,663	100.0 %

Although we believe that we use the best information available to establish the allowance for credit losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for credit losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan or lease portfolio deteriorates as a result. Any material increase in the allowance for credit losses may adversely affect our financial condition and results of operations.

For additional information regarding our allowance for credit losses, see "Note 5: Loans, Leases and Allowance" of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Investment Activities

General. First Bank Richmond has the legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises and municipal governments, deposits at the Federal Home Loan Bank of Indianapolis, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade marketable equity securities. We also are required to maintain an investment in Federal Home Loan Bank of Indianapolis stock.

The objectives of our investment policy are to provide and maintain liquidity to meet deposit withdrawal and loan funding needs, to help mitigate interest rate and market risk, to diversify our assets, and to maximize the rate of return on invested funds within the context of our interest rate and credit risk objectives. Various factors are considered when making decisions regarding our investment portfolio, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases. Our investment securities are usually classified as available-for-sale; however, the purchasing officer has the option, at the time of purchase, to designate individual securities as held-to-maturity, available-for-sale, or trading.

In April 2020, First Bank Richmond created a wholly-owned subsidiary, FB Richmond Holdings, Inc. ("FB Richmond Holdings") to hold a majority of its investment portfolio and take advantage of certain tax benefits. FB Richmond Holdings, a Nevada corporation, holds, services, manages and invests that portion of First Bank Richmond's investment portfolio as may be transferred from time to time by First Bank Richmond to FB Richmond Holdings. FB Richmond Holdings' investment policy, for the most part, mirrors that of First Bank Richmond's investment policy. FB Richmond Holdings has hired a third-party investment advisor to manage its securities portfolio, subject to the oversight of its Board of Directors. The President and Chief Executive Officer and the Chief Financial Officer of the Company serve on the board of directors of FB Richmond Holdings. At December 31, 2024, we had, on a consolidated basis, $258.2 million of securities, at fair value, classified as available-for-sale, $3.5 million of securities, at cost, classified as held-to-maturity, and no securities classified as trading. At that date, FB Richmond Holding managed $258.5 million of our total investment portfolio.

We may from time to time invest in "special situation" investments in order to earn profits or to hedge against interest rate risk. These investments may include interest rate swaps and/or interest rate caps. These investments are handled on a case-by-case basis requiring the advice and counsel of the Asset/Liability Committee. The President and/or Chief Financial Officer can act on his own authority for investments under $400,000. However, once this authority is utilized, it must be reauthorized at the next Asset/Liability Committee meeting. While we have the authority under applicable law to invest in derivative securities, we had no investments in derivative securities at December 31, 2024.

We held common stock of the FHLB of Indianapolis in connection with our borrowing activities totaling $13.9 million at December 31, 2024. For the year ended December 31, 2024, First Bank Richmond received a total of $1.2 million in dividends from the FHLB. Our required investment in the stock of the FHLB is based on a predetermined formula, carried at cost and evaluated for impairment. We may be required to purchase additional FHLB stock if we increase borrowings in the future.

Portfolio Maturities and Yields. The following table sets forth the weighted average yields of investment securities at various ranges of maturities, excluding Federal Reserve Bank and FHLB stock, at December 31, 2024. Weighted average yields on tax-exempt securities are presented on a tax-equivalent basis using a federal tax rate of approximately 21.0%. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investment securities available for sale do not give effect to changes in fair value that are reflected as a component of equity.

	At December 31, 2024			
	Weighted-Average Yield			
	Due in 1 Year or Less	Due After 1 Through 5 Years	Due After 5 Through 10 Years	Due After 10 Years
Securities available for sale:				
U.S. government, SBA pools and federal agency	4.48 %	1.48 %	4.96 %	1.92 %
State and municipal obligations	2.35	2.57	2.14	2.33
Government sponsored mortgage-backed securities	—	2.40	1.97	1.74
Corporate obligations	—	—	3.97	4.09
Total securities available for sale	3.61	2.00	2.44	2.07
Securities held to maturity:				
State and municipal obligations	2.93	3.89	4.63	5.14
Total securities held to maturity	2.93	3.89	4.63	5.14
Total investment securities	3.55 %	2.13 %	2.46 %	2.08 %

For additional information regarding our investment securities, see "Note 4: Investment Securities" of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings, primarily FHLB advances, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, loan and mortgage-backed securities prepayments, maturities and calls of available-for-sale securities, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. We offer deposit accounts to consumers and businesses having a wide range of interest rates and terms. Our deposits consist of savings deposit accounts, money market accounts, NOW and demand accounts and certificates of deposit. We solicit deposits in our market areas as well as online through our website. We also participate in reciprocal deposit services for our customers through the Certificate of Deposit Account Registry Service ("CDARS") and Insured Cash Sweep ("ICS") networks. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits. We also accept brokered deposits from deposit brokers. At December 31, 2024, our brokered deposits totaled $257.6 million, or 23.5% of total deposits, with an average interest rate of 4.25% and a 11-month weighted-average maturity, compared to $268.8 million, or 25.8% of total deposits, with an average interest rate of 3.73% and a 10-month weighted-average maturity at December 31, 2023. Our reliance on brokered deposits may increase our overall cost of funds.

At December 31, 2024, our core deposits, which are deposits other than certificates of deposit of $250,000 or more and brokered deposits, totaled $767.1 million, representing 70.1% of total deposits, compared to $715.3 million, representing 68.7% of total deposits, at December 31, 2023.

Our largest banking office based on deposits is our main office in Richmond, Indiana, which had total deposits of $548.4 million or 50.1% of our total deposits at December 31, 2024. Approximately 72.4% ($791.6 million) of our total deposits were held in our Wayne County, Indiana offices as of December 31, 2024, with 88.2% ($698.6 million) of those deposits held in our five Richmond, Indiana offices. Overall, $838.9 million or 76.7% of our total deposits were held in Indiana branches and $255.0 million or 23.3% were held in Ohio branches as of December 31, 2024.

The Federal Reserve Board generally requires all depository institutions to maintain noninterest-bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. In March 2020, the Federal Reserve reduced requirements to zero percent to support lending to households and businesses. Currently, the Federal Reserve has stated it has no plans to re-impose reserve requirements. However, the Federal Reserve may adjust reserve requirement ratios in the future if conditions warrant.

The following table sets forth our total deposit activities for the periods indicated.

		Years Ended December 31,		
		2024		2023
		(Dollars in thousands)		
Beginning balance	$	1,041,140	$	1,005,261
Net deposits		21,049		13,069
Interest credited		31,751		22,810
Ending balance	$	1,093,940	$	1,041,140
Net increase	$	52,800	$	35,879
Percent increase		5.1 %		3.6 %

The following table sets forth the distribution of total deposit accounts, by account type, for the periods indicated.

	At December 31,			
	2024		**2023**	
	Amount	**Percent of Total**	**Amount**	**Percent of Total**
	(Dollars in thousands)			
Transaction and Savings Deposits:				
Demand deposits:				
Non-interest bearing	$ 110,106	10.1 %	$ 114,377	11.0 %
Interest bearing	135,310	12.4	151,809	14.6
Savings	112,499	10.3	117,659	11.3
Money market	188,812	17.3	139,152	13.4
Total non-certificates	546,727	50.0	522,997	50.2
Certificates:				
0.00 – 1.00%	31,319	2.9	78,405	7.5
1.01 – 2.00%	5,615	0.5	13,609	1.3
2.01 – 3.00%	7,418	0.7	26,637	2.6
3.01 – 4.00%	47,956	4.4	41,011	3.9
4.01 – 5.00%	342,139	31.3	210,453	20.2
Over 5.00%	112,766	10.3	148,028	14.2
Total certificates	547,213	50.0	518,143	49.8
Total deposits	$ 1,093,940	100.0 %	$ 1,041,140	100.0 %

The following table sets forth, for the periods indicated, the average amount of and the average rate paid on deposit categories that are in excess of 10 percent of average total deposits.

	At December 31,			
	2024		2023	
	Average Balance Outstanding	Weighted Average Rate	Average Balance Outstanding	Weighted Average Rate
	(Dollars in thousands)			
Demand deposits:				
Non-interest bearing	$ 105,356	— %	$ 107,192	— %
Interest bearing	141,902	0.9	147,964	0.8
Savings	116,183	0.8	119,669	0.5
Money market	169,763	3.1	154,828	2.3
Certificate accounts	557,216	4.4	509,316	3.9
Total deposits	$ 1,090,420	2.9 %	$ 1,038,969	2.4 %

The following table indicates the time deposit accounts classified by rate and maturity at December 31, 2024.

	0.00-1.00%	1.01-2.00%	2.01-3.00%	3.01-4.00%	4.01-5.00%	Over 5.00%	Total	Percent of Total
	(Dollars in thousands)							
Certificate accounts maturing in quarter ending:								
March 31, 2025	$ 5,217	$ 890	$ 3,637	$ 2,994	$58,650	$34,829	$106,217	19.41 %
June 30, 2025	1,806	173	806	6,671	50,995	26,903	87,354	15.96
September 30, 2025	5,725	1,781	1,320	7,080	17,464	40,074	73,444	13.42
December 31, 2025	14,021	826	327	6,499	77,399	690	99,762	18.23
March 31, 2026	13	604	243	5,924	80,593	4,267	91,644	16.75
June 30, 2026	38	427	48	2,198	14,126	3,003	19,840	3.63
September 30, 2026	3,474	485	248	896	11,250	3,000	19,353	3.54
December 31, 2026	367	—	79	1,204	5,550	—	7,200	1.32
March 31, 2027	489	—	7	1,298	14,941	—	16,735	3.06
June 30, 2027	160	3	29	1,391	5,000	—	6,583	1.20
September 30, 2027	—	246	31	1,909	—	—	2,186	0.40
December 31, 2027	—	25	341	1,836	—	—	2,202	0.40
Thereafter	9	155	302	8,056	6,171	—	14,693	2.69
Total	$31,319	$ 5,615	$ 7,418	$47,956	$342,139	$112,766	$547,213	100.00 %
Percent of total	5.72 %	1.03 %	1.36 %	8.76 %	62.52 %	20.61 %	100.00 %	

As of December 31, 2024, approximately $248.1 million of our deposit portfolio, or 22.7% of total deposits, excluding collateralized public deposits, was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for First Bank Richmond's regulatory reporting requirements. The following table sets forth the portion of our time deposits that are in excess of the FDIC insurance limit, by remaining time until maturity, as of December 31, 2024 (dollars in thousands).

3 months or less	$	17,608
Over 3 through 6 months		12,217
Over 6 through 12 months		15,038
Over 12 months		22,630
	$	67,493

For additional information regarding our deposits, see "Note 10: Deposits" of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Borrowed Funds. We utilize borrowings as a source of funds, especially when they are less costly than deposits and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Our borrowings historically have consisted of advances from the FHLB of Indianapolis. We may obtain advances from the FHLB of Indianapolis upon the security of the capital stock we own in the FHLB and certain of our mortgage loans and investment securities. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. To the extent such borrowings have different terms to repricing than our deposits, they can change our interest rate risk profile. At December 31, 2024, we had $265.0 million in FHLB advances outstanding. Based on current collateral levels, at December 31, 2024 we could borrow an additional $83.4 million from the FHLB of Indianapolis at prevailing interest rates.

We also have an available line of credit with the FHLB of Indianapolis totaling $10.0 million.

The following table presents the maturity of term borrowings, which consist entirely of FHLB advances, along with associated weighted average rates as of December 31, 2024.

Maturity by Fiscal Year		FHLB Advances	Weighted Average Rate
2025	$	125,000	4.51 %
2026		74,000	3.73 %
2027		23,000	4.48 %
2028		16,000	4.02 %
2029		7,000	4.14 %
Thereafter		20,000	0.71 %
	$	265,000	3.96 %

Trust and Financial Services

We provide a variety of fee-based financial services, including trust and estate administration, investment management services, retirement plan administration and private banking services, in our market areas. Trust services are provided to both individual and corporate customers, including personal trust and agency accounts, and employee benefit plans. We also manage private investment accounts for individuals and institutions. Total wealth management assets under management and administration were $193.0 million at December 31, 2024. These activities provide an additional source of fee income to First Bank Richmond and in 2024 constituted 21.4% of our total non-interest income.

Subsidiary and Other Activities

At December 31, 2024, Richmond Mutual Bancorporation had two subsidiaries, First Bank Richmond and First Insurance Management, Inc. First Bank Richmond is our wholly owned banking subsidiary. First Insurance Management, Inc. was formed in 2022 as a pooled captive insurance company subsidiary of the Company, incorporated in the State of Nevada, for the purpose of providing additional insurance coverage for the Company and its subsidiaries related to the operations of the Company for which insurance may not be economically feasible. As of December 31, 2024, First Insurance Management provided us with various liability and property damage policies for the Company and its related subsidiaries. First Insurance Management is regulated by the State of Nevada Division of Insurance.

At December 31, 2024, First Bank Richmond had an active investment subsidiary, FB Richmond Holdings, which is a Nevada corporation that holds substantially all of First Bank Richmond's investment portfolio. As of December 31, 2024, the market value of securities managed was $258.5 million. FB Richmond Holdings has one active subsidiary, FB Richmond Properties, Inc., which is a Delaware corporation holding approximately $113.1 million in loans.

Competition

We face significant competition within our market both in making loans and leases and attracting deposits. Our market area has a high concentration of financial institutions, including large money center and regional banks, community banks and credit unions. Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms, equipment financing companies, consumer finance companies and credit unions. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. We also compete with financial technology, or fintech companies. Recent technological advances and other changes have allowed parties to affect financial transactions that previously required the involvement of banks. For example, consumers can maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks.

Based on the most recent data provided by the FDIC, there are approximately 10 and 12 other commercial banks and savings banks operating in our Indiana and Ohio market areas, respectively. Additionally, there are approximately 10 and seven credit unions operating in these same respective market areas. As of June 30, 2024 (the most recent branch deposit data provided by the FDIC), First Bank Richmond's share of bank deposits in Wayne and Shelby Counties, in Indiana, was approximately 29.6% and 1.5%, respectively, and in Shelby and Miami Counties, in Ohio, was approximately 10.8% and 4.4%, respectively. We do not accept deposits at our loan production office located in Columbus, Ohio.

How We Are Regulated

General. First Bank Richmond is an Indiana-chartered commercial bank. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. First Bank Richmond is subject to extensive regulation by the IDFI, as its chartering agency, and by the Federal Deposit Insurance Corporation, as its deposit insurer and primary federal regulator. First Bank Richmond is required to file reports with, and is periodically examined by, the Federal Deposit Insurance Corporation and the IDFI concerning its activities and financial condition and must obtain regulatory approvals before completing certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. In addition, First Bank Richmond is a member of and owns stock in the FHLB of Indianapolis, which is one of the 11 regional banks in the Federal Home Loan Bank System.

As a bank holding company, Richmond Mutual Bancorporation is subject to examination and supervision by the Federal Reserve Board. Richmond Mutual Bancorporation is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Set forth below is a description of certain laws and regulations that are applicable to First Bank Richmond and Richmond Mutual Bancorporation. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on First Bank Richmond and Richmond Mutual Bancorporation. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on Richmond Mutual Bancorporation, First Bank Richmond and their operations.

Indiana Banking Regulation. First Bank Richmond, as an Indiana commercial bank, is regulated and supervised by the Indiana Department of Financial Institutions, or the IDFI. The IDFI is required to regularly examine each state-chartered bank. The approval of the IDFI is required to establish or close branches, to merge with another bank, to issue stock and to undertake many other activities. Any Indiana bank that does not operate according to the regulations, policies and directives of the IDFI may be sanctioned.

The powers that Indiana-chartered banks can exercise under these laws include, but are not limited to, the following:

Lending Activities. An Indiana-chartered commercial bank may make a wide variety of mortgage loans including fixed-rate loans, adjustable-rate loans, variable-rate loans, participation loans, graduated payment loans, construction and development loans, condominium and co-operative loans, second mortgage loans and other types of loans that may be made according to applicable regulations. Commercial loans may be made to corporations and other commercial enterprises with or without security. Consumer and personal loans may also be made with or without security.

Investment Activities. In general, First Bank Richmond may invest in certain types of debt securities, certain types of corporate equity securities, and certain other assets. However, these investment authorities are constrained by federal law. See "- Federal Banking Regulation — Investment Activities" for such federal restrictions.

Loans to One Borrower Limitations. Under Indiana law, First Bank Richmond's total loans or extensions of credit to a single borrower or group of related borrowers cannot exceed, with specified exceptions, 15% of its capital stock, surplus fund and undivided profits. First Bank Richmond may lend additional amounts up to 10% if the loans or extensions of credit are fully secured by readily-marketable collateral. At December 31, 2024, First Bank Richmond complied with these loans-to-one-borrower limitations. At December 31, 2024, First Bank Richmond's largest aggregate amount of loans to one borrower was $22.8 million.

Dividends. Under Indiana law, First Bank Richmond is permitted to declare and pay dividends out of its undivided profits. The prior approval of the IDFI is required if the total of all dividends declared in a calendar year would exceed the total of its net income for that year combined with its retained net income for the preceding two years. See "- Federal Banking Regulation — Capital Requirements" and "- Holding Company Regulation" for restrictions on dividends under federal law.

Assessments. As an Indiana state-chartered commercial bank, First Bank Richmond is required to pay to the IDFI a general assessment fee in connection with the regulation and supervision of First Bank Richmond. The Federal Deposit Insurance Corporation, as discussed below, charges all insured depository institutions deposit insurance assessments.

Regulatory Enforcement Authority. Any Indiana bank that does not operate according to the regulations, policies and directives of the IDFI may be subject to sanctions for non-compliance, including seizure of the property and business of the bank and suspension or revocation of its charter. The IDFI may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank's business in a manner which is unsafe, unsound or contrary to the depositors' interests or been negligent in the performance of their duties. In addition, upon finding that a bank has engaged in an unfair or deceptive act or practice, the IDFI may issue an order to cease and desist and impose a fine on the bank. Indiana consumer protection and civil rights statutes applicable to First Bank Richmond permit private individual and class action lawsuits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorney's fees in the case of certain violations of those statutes.

Federal Banking Regulation

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including state-chartered banks, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively. The regulations also establish a minimum required leverage ratio of at least 4% of Tier 1 capital. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of common equity Tier 1 capital to risk-weighted assets more than 2.5% above the amount necessary to meet its minimum risk-based capital requirements.

At December 31, 2024, First Bank Richmond's capital exceeded all applicable requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Capital Resources" contained in Part II, Item 7 and "Note 18: Regulatory Capital" in the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Form 10-K.

The Financial Accounting Standards Board has adopted a new accounting standard for US GAAP that was effective for us beginning in 2023. This standard, referred to as Current Expected Credit Loss, or CECL, requires FDIC-insured institutions and their holding companies (banking organizations) to recognize credit losses expected over the life of certain financial assets. CECL covers a broader range of assets than the former method of recognizing credit losses and generally results in earlier recognition of credit losses. Upon adoption of CECL, a banking organization must record a one-time adjustment to its credit loss allowances as of the beginning of the fiscal year of adoption equal to the difference, if any, between the amount of credit loss allowances under the former methodology and the amount required under CECL. For a banking organization, implementation of CECL generally reduces retained earnings and affects other items in a manner that decreases regulatory capital. The federal banking regulators, including the Federal Reserve Board and the FDIC, have adopted a rule that gives a banking organization the option to phase in over a three-year period the day-one adverse effects of CECL on its regulatory capital. Management did not elect the option to phase in the day-one adverse effects of CECL over a three-year period, and instead, elected to record the full effects of the adoption of CECL in 2023.

The Bank adopted CECL as required on January 1, 2023. For additional information, see "Allowance for Credit Losses" under "Note 1: Nature of Operations and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Form 10-K.

Under the federal prompt corrective action rules, the Federal Deposit Insurance Corporation is required to take supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution's level of capital. An institution that has a total risk-based capital ratio of 10% or more, a Tier 1 risk-based ratio of 8.0% or more, a common equity Tier 1 ratio of 6.5% or more and a leverage ratio of 5.0% or more is considered "well capitalized," provided that it is not subject to an agreement, order or directive issued by the Federal Deposit Insurance Corporation requiring it to meet and maintain a specific capital level. Institutions that are not well capitalized are subject to certain restrictions on brokered deposits and interest rates on deposits. At December 31, 2024, First Bank Richmond met the criteria to be considered "well capitalized."

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease-and-desist order or the imposition of civil money penalties.

Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank's commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the FDIC and other bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk:

a. Total reported loans for construction, land development and other land represent 100% or more of the bank's total regulatory capital; or

b. Total commercial real estate loans (as defined in the guidance) represent 300% or more of the bank's total regulatory capital and the outstanding balance of the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

The guidance provides that the strength of an institution's lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy. As of December 31, 2024, the Bank's aggregate recorded loan balances for construction, land development and land loans were 73.1% of total regulatory capital. In addition, at December 31, 2024, the Bank's loans secured by commercial real estate (as defined in the guidance) represented 314.6% of total regulatory capital.

Investment Activities. All state-chartered Federal Deposit Insurance Corporation-insured banks, including commercial banks, are generally limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions.

In addition, the Federal Deposit Insurance Corporation is authorized to permit such a state bank to engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Interstate Banking and Branching. Federal law permits well capitalized and well managed bank holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, banks may establish de novo branches on an interstate basis provided that the branch location is permissible under the law of the host state for banks chartered by that state.

Transaction with Affiliates and Regulation W of the Federal Reserve Regulations. Transactions between banks and their affiliates are governed by federal law. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank (although subsidiaries of the bank itself, except financial subsidiaries, are generally not considered affiliates). Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of such institution's capital stock and surplus, and with all such transactions with all affiliates to an amount equal to 20.0% of such institution's capital stock and surplus. Section 23B applies to "covered transactions" as well as to certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from, and issuance of a guarantee to an affiliate, and other similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized according to the requirements set forth in Section 23A of the Federal Reserve Act.

Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to a bank's insiders, i.e., executive officers, directors and principal shareholders. Section 22(h) of the Federal Reserve Act requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution's unimpaired capital and surplus. Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Enforcement. The Federal Deposit Insurance Corporation has extensive enforcement authority over insured state-chartered banks that are not members of the Federal Reserve System (referred to as non-member banks), including First Bank Richmond. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The Federal Deposit Insurance Corporation is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." It may also appoint itself as conservator or receiver for an insured state non-member bank under specified circumstances, including, among others: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts. First Bank Richmond is a member of the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. Deposit accounts in First Bank Richmond are insured up to a maximum of $250,000 for each separately insured depositor.

The FDIC assesses deposit insurance premiums on all FDIC-insured institutions quarterly based on annualized rates. Under these rules, assessment rates for an institution with total assets of less than $10 billion are determined by weighted average CAMELS composite ratings and certain financial ratios, and range from 5 to 32 basis points, subject to certain adjustments.

For the fiscal year ended December 31, 2024, First Bank Richmond paid $1.4 million in FDIC premiums. Assessment rates are applied to an institution's assessment base, which is its average consolidated total assets minus its average tangible equity during the assessment period.

The FDIC has authority to increase insurance assessments, and in a banking industry emergency the FDIC may also impose a special assessment. Any significant increases in insurance assessment may have an adverse effect on the operating expenses and results of operations of Richmond Mutual Bancorporation and First Bank Richmond. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition, or violation that may lead to termination of First Bank Richmond's deposit insurance.

Community Reinvestment Act. Under the Community Reinvestment Act, or CRA, as implemented by the Federal Deposit Insurance Corporation, a state non-member bank, such as First Bank Richmond, has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA requires the Federal Deposit Insurance Corporation to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. First Bank Richmond's latest Federal Deposit Insurance Corporation CRA rating was "Satisfactory."

On October 24, 2023, the federal banking agencies, including the FDIC, issued a final rule designed to strengthen and modernize regulations implementing the CRA. The changes are designed to encourage banks to expand access to credit, investment and banking services in low- and moderate-income communities, adapt to changes in the banking industry including mobile and internet banking, provide greater clarity and consistency in the application of the CRA regulations and tailor CRA evaluations and data collection to bank size and type. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027.

Consumer Protection and Fair Lending Regulations. Indiana chartered banks are subject to a variety of federal and Indiana statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes, including Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts and practices against consumers, authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations. The Dodd-Frank Act prohibits unfair, deceptive or abusive acts or practices against consumers, which can be enforced by the Consumer Financial Protection Bureau, the Federal Deposit Insurance Corporation and state Attorneys General.

Bank Secrecy Act/Anti Money Laundering Law. First Bank Richmond is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations including the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act includes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies, and imposes affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

Privacy Standards and Cyber Security. First Bank Richmond is subject to FDIC regulations implementing the privacy protection provisions of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999. These regulations require First Bank Richmond to disclose its privacy policy, including informing consumers of its information sharing practices and informing consumers of their rights to opt out of certain practices. In addition, the federal banking agencies recently adopted rules providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rules require a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. The new rules require registrants to disclose on Form 8-K any cybersecurity incident they determine to be material and to describe the material aspects of the incident's nature, scope, and timing, as well as its material impact or reasonably likely material impact on the registrant. For information regarding the Company's cybersecurity risk management, strategy and governance, see "Item 1C. Cybersecurity" contained in Part I of this Form 10-K.

Other Regulations. Interest and other charges collected or contracted for by First Bank Richmond are subject to state usury laws and federal laws concerning interest rates. First Bank Richmond's operations are also subject to state and federal laws applicable to credit and other transactions, such as the:

- Truth in Lending Act, which requires lenders to disclose the terms and conditions of consumer credit;

- Real Estate Settlement Procedures Act, which requires lenders to disclose the nature and costs of the real estate settlement process and prohibits specific practices, such as kickbacks, and places limitations upon the use of escrow accounts;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of First Bank Richmond also are subject to, among others, the:

- Truth in Savings Act, which requires financial institutions to disclose the terms and conditions of their deposit accounts;

- Expedited Funds Availability Act, which requires banks to make funds deposited in transaction accounts available to their customers within specified time frames;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

- Indiana banking laws and regulations governing deposit powers and other matters.

Federal Home Loan Bank System. First Bank Richmond is a member of the FHLB of Indianapolis, one of the 11 regional FHLBs which provide a central credit facility primarily for member institutions. Member institutions are required to acquire and hold shares of capital stock in the FHLB. This stock has no quoted market value and is carried at cost. First Bank Richmond reviews the cost basis of the FHLB stock for ultimate recoverability regularly. At December 31, 2024, no impairment of the value of the stock has been recognized. As of December 31, 2024, the Bank had $265.0 million of FHLB advances and $10.0 million available on its line of credit with the FHLB.

Federal Reserve System. The Federal Reserve requires all depository institutions to maintain reserves at specified levels against their transaction accounts, primarily checking accounts. In response to the COVID-19 pandemic, the Federal Reserve reduced the reserve requirement ratio to zero percent effective on March 26, 2020, to support lending to households and businesses. At December 31, 2024, the Bank was in compliance with the reserve requirements.

The Bank is authorized to borrow from the Federal Reserve Bank "discount window." An eligible institution need not exhaust other sources of funds before going to the discount window, nor are there restrictions on the purposes for which the institution can use primary credit. At December 31, 2024, the Bank had no outstanding borrowings from the discount window.

Acquisitions. An acquisition of Richmond Mutual Bancorporation or First Bank Richmond, an acquisition of control of either, or an acquisition by either of another bank holding company or depository institution or control of such a company or institution would generally be subject to prior approval by applicable federal and state banking regulators, as would certain acquisitions by Richmond Mutual Bancorporation or First Bank Richmond of other types of entities. "Control" is defined in various ways for this purpose, including but not limited to control of 10% of outstanding voting stock of an entity. See "– Holding Company Regulation" below.

Holding Company Regulation. Richmond Mutual Bancorporation is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. As such, Richmond Mutual Bancorporation is registered with the Federal Reserve Board and is subject to regulations, examinations, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over Richmond Mutual Bancorporation and its non-bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities.

The Federal Reserve Board is required to establish for all bank and savings and loan holding companies, minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to bank holding companies with less than $3.0 billion of consolidated assets.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding capital distributions, including dividends, by bank holding companies. In general, the policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks (referred to as the source of strength doctrine) by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. However, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Richmond Mutual Bancorporation to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the Federal Deposit Insurance Corporation for losses suffered or anticipated by the Federal Deposit Insurance Corporation in connection with the default of a commonly controlled depository institution or any assistance provided by the Federal Deposit Insurance Corporation to such an institution in danger of default.

Federal Securities Laws. Richmond Mutual Bancorporation's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Richmond Mutual Bancorporation is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Taxation

The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to Richmond Mutual Bancorporation and First Bank Richmond and their respective subsidiaries.

Federal Taxation. Richmond Mutual Bancorporation and First Bank Richmond are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Our federal and state tax returns have not been audited for the past five years.

Method of Accounting. For federal income tax purposes, we currently report our income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing its federal income tax returns. Richmond Mutual Bancorporation and First Bank Richmond with their respective subsidiaries will file a consolidated federal income tax return. FB Richmond Properties, Inc. files a separate federal income tax return.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period is not deductible. At December 31, 2024, we had no capital loss carryovers.

Corporate Dividends. Richmond Mutual Bancorporation may generally exclude from its income 100% of dividends received from First Bank Richmond and their respective subsidiaries as members of the same affiliated group of corporations.

State Taxation. First Bank Richmond is subject to Indiana's financial institutions tax, which is imposed at a flat rate as of December 31, 2024, of 4.9% on "adjusted gross income" apportioned to Indiana. "Adjusted gross income," for purposes of the financial institutions tax, begins with taxable income as defined by Section 63 of the Internal Revenue Code and incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana modifications including only considering members of the combined group which have Indiana nexus. First Bank Richmond is not currently under audit with respect to its Indiana tax returns.

First Bank Richmond is also subject to Ohio taxation in the same general manner as other financial institutions. In particular, Richmond Mutual Bancorporation and First Bank Richmond will be subject to the Ohio corporation franchise tax, which is an excise tax imposed on corporations for the privilege of doing business in Ohio, owning capital or property in Ohio, holding a charter or certificate of compliance authorizing the corporation to do business in Ohio, or otherwise having nexus with Ohio during a calendar year. For Ohio franchise tax purposes, financial institutions are currently taxed at a rate equal to 0.8% of apportioned net capital.

First Bank Richmond also files income tax returns in a number of states where nexus has been established.

Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

As a Maryland business corporation, Richmond Mutual Bancorporation is required to file an annual report with and pay franchise taxes to the State of Maryland.

Employees and Human Capital

As of December 31, 2024, we had 173 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

To facilitate talent attraction and retention, we strive to make First Bank Richmond an inclusive, safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits, health and welfare programs. As of December 31, 2024, approximately 74% of our workforce was female and 26% male, and our average tenure was 10.3 years. As part of our compensation philosophy, we believe that we must offer and maintain market competitive total rewards programs for our employees in order to attract and retain superior talent. In addition to healthy base wages, additional programs include annual bonus opportunities, a Company augmented Employee Stock

Ownership Plan, Company matched 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, family care resources, flexible work schedules, and employee assistance programs.

The success of our business is fundamentally connected to the well-being of our people. Accordingly, we are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and welfare programs, including benefits that support their physical and mental health by providing tools and resources to help them improve or maintain their health status. In response to the COVID-19 pandemic, we implemented significant operating environment changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with government regulations. This includes giving some employees the ability to work from home, while implementing additional safety measures for employees continuing critical on-site work.

A core tenet of our talent system is to both develop talent from within and supplement with external hires. This approach has yielded loyalty and commitment in our employee base which in turn grows our business, our products, and our customers, while adding new employees and external ideas supports a continuous improvement mindset. We believe that our 10.3 year average tenure reflects the engagement of our employees in this core talent system tenet.

Information About Our Executive Officers

Officers are elected annually to serve for a one-year term. There are no arrangements or understandings between the officers and any other person pursuant to which he or she was or is to be selected as an officer.

Garry D. Kleer (age 69). Mr. Kleer currently serves as Chairman, President and Chief Executive Officer of Richmond Mutual Bancorporation and as Chairman and Chief Executive Officer of First Bank Richmond. Mr. Kleer joined the Bank in 1994 as Vice President of Commercial Lending and was promoted in 2001 to President and Chief Executive Officer. He also serves as Chairman of the Mutual Federal advisory board of directors. Mr. Kleer is a member of the Large Community Bank Council of the Independent Community Bankers of America and the American Bankers Association's Membership Council. During 2022, Mr. Kleer served as Chairman of the Indiana Bankers Association ("IBA") and continues to serve on its board as the ABA constituent director. Mr. Kleer was named a Sagamore of the Wabash and inducted into the IBA Leaders in Banking Excellence in 2022. Mr. Kleer's community involvement includes service on the boards of the Boys & Girls Clubs of Wayne County, Richmond Symphony Orchestra, and Reid Health. He has also been recognized with the Indiana University East Chancellor's Medallion, Junior Achievement Business Hall of Fame, Richmond/Wayne County Distinguished Community Leader and Boys & Girls Clubs Man and Youth Award. In 2020, he was awarded the Indiana University Bicentennial Medal for distinguished service. Mr. Kleer is a graduate of Indiana University, the ABA Graduate School of Commercial Lending and the Stonier Graduate School of Banking. With 40+ years of experience working in the banking industry, his service on the boards of numerous community organizations and his extensive involvement in our community, Mr. Kleer brings outstanding leadership skills and a deep understanding of the local banking market and issues facing the banking industry.

Bradley M. Glover (age 34). Mr. Glover is currently serving as Senior Vice President and Chief Financial Officer of Richmond Mutual Bancorporation and First Bank Richmond. Mr. Glover was appointed Chief Financial Officer in March 2024 after serving as Acting Chief Financial Officer beginning May 2023. He has worked at First Bank Richmond since 2011. He served as Vice President and Controller of the Bank beginning in 2021 before promotion to his role of Chief Financial Officer. Mr. Glover's responsibilities include management and direction of the finance and accounting functions, asset-liability management, budgeting and investment management. He also manages the accounting functions of the Bank and oversees daily accounting operations, as well as directs and assists in the preparation of regulatory and managerial financial reports. Mr. Glover holds a BS in Accounting from Ball State University's Miller College of Business and has been recognized by the Indiana Bankers Association for completion of their Leadership Development Program. In addition to his 13-year career in banking, Mr. Glover also serves as a board member of Centerville-Abington Community Dollars for Scholars, and a finance committee member of the Richmond Family YMCA.

Dean W. Weinert (age 72). Mr. Weinert served as the President and Chief Executive Officer of Mutual Federal Savings Bank, which operated independently from First Bank Richmond as a wholly owned bank subsidiary of Richmond Mutual Bancorporation, from 2010 through 2016, and as Division President since 2016 when Mutual Federal Savings Bank was combined with First Bank Richmond through an internal merger transaction. Mr. Weinert also serves as a member of the Mutual Federal advisory board of directors. Prior to joining Mutual Federal and First Bank Richmond, Mr. Weinert served as a senior officer in the large corporate special assets division of PNC National Bank in Indianapolis (2008-2010), a senior commercial lending officer at Park National Bank in Columbus, Ohio (2006-2008), and as President of Eaton National Bank, Eaton, Ohio (2002-2006). In addition, over his 45+ year career in banking, Mr. Weinert has held numerous commercial banking positions, including serving as a senior credit analyst, corporate lending officer, commercial lending division manager, special assets group manager, corporate banking manager and chief commercial credit officer, predominately with the Indiana National Bank in Indiana and its several successor entities through subsequent mergers. Mr. Weinert holds a BA in Economics from Wabash College and an MBA from Butler University.

Paul J. Witte (age 53). Mr. Witte, employed by First Bank Richmond since 1996, was promoted to President/Chief Operating Officer of the Bank in January 2023. Mr. Witte has recently served as Executive Vice President and previously as Senior Vice President of Commercial Lending since 2014 and Commercial Leasing since 2006. Mr. Witte manages the lending and operations functions of the Bank. Mr. Witte is a graduate of Ball State University with a BS in Accounting, Corporate Finance, and Institutional Finance. He is a Certified Public Accountant (currently inactive). He is a graduate of the Graduate School of Banking at the University of Wisconsin-Madison and has attended the Financial Managers School sponsored by the Graduate School of Banking at the University of Wisconsin-Madison. Mr. Witte has been extensively involved in our community, having served on the board of numerous organizations during his tenure.

Website

Our website addresses are www.firstbankrichmond.com and www.mutualfederal.com. The information contained on our websites are not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. Other than an investor's own internet access charges, we make available free of charge through its website the Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to, the SEC. Information pertaining to us, including SEC filings, can be found by clicking the link on our sites called "About Us," then scrolling down and clicking on the link called "Investor Relations."

Item 1A. Risk Factors

An investment in our common stock is not an insured deposit and is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included and incorporated by reference in this report. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects. The market price of our common stock could decline significantly due to any of these identified or other risks, and you could lose some or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. This report is qualified in its entirety by these risk factors.

Risks Related to Macroeconomic Conditions

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. Adverse economic conditions in our market areas could impact our growth rate, reduce our customers' ability to repay loans, and adversely impact our business, financial condition, and results of operations. Broader economic factors such as inflation, unemployment, and money supply fluctuations also may adversely affect our profitability. Trade wars, tariffs, or shifts in trade policies between the United States and other nations could disrupt supply chains, increase costs for businesses, and reduce export opportunities for our customers. These developments may, in turn, negatively impact these businesses and, by extension, our financial condition and results of operations.

A deterioration in economic conditions in the market areas we serve, be it due to inflation, a recession, war, geopolitical conflicts, adverse weather conditions, or other factors could result in the following consequences, any of which could have a materially adverse effect on our business, financial condition, or results of operations:

- Reduced demand for our products and services, potentially leading to a decline in our overall loans or assets;
- Elevated instances of loan delinquencies, problematic assets, and foreclosures;
- Reduced values in collateral securing our loans, thereby diminishing borrowing capacities and asset values tied to existing loans; and

- Reduced net worth and liquidity of loan guarantors, possibly impairing their ability to meet commitments to us.

A decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse. Many of the loans in our portfolio are secured by real estate. Real estate values are affected by various factors, including economic conditions, governmental rules or policies, natural disasters such as earthquakes, and trade-related pressures that may affect construction costs or materials availability. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected.

Future changes in interest rates could reduce our profits and affect the value of our assets and liabilities.

Our net income is primarily derived from the excess of net interest income and non-interest income over non-interest expenses, provisions for credit losses, and taxes. The core component of our net income is driven by net interest income, which centers on the variance between the interest income accrued from interest-earning assets, such as loans and securities, and the interest expense incurred on interest-bearing liabilities, including deposits and borrowings.

The yields we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many financial institutions, our liabilities generally have shorter contractual maturities than our assets. This mismatch exposes us to significant earnings volatility as market interest rates fluctuate. Shifts in interest rates can also impact the average lifespan of loans and mortgage-backed securities. In periods of rising interest rates, the growth rate of interest income from our assets might lag behind the accelerating interest expenses on liabilities. Conversely, declining interest rates can trigger increased loan prepayments and mortgage-backed security redemptions as borrowers seek lower borrowing costs through refinancing. This introduces reinvestment risk, where the challenge lies in reinvesting prepayments at rates comparable to those initially earned on the prepaid loans or securities. Moreover, an inverted interest rate yield curve, wherein short-term interest rates (which are usually the rates at which financial institutions borrow funds) surpass long-term rates (which are usually the rates at which financial institutions lend funds for fixed-rate loans), can compress a financial institution's net interest margin. This occurrence poses financial risks, particularly for institutions that originate longer-term, fixed-rate mortgage loans. As of December 31, 2024, approximately 38.6% of our loan and lease portfolio consisted of fixed-rate loans and leases, potentially exposing us to these risks.

As of December 31, 2024, our deposit composition included $366.8 million in certificates of deposit maturing within one year and $546.7 million in noninterest-bearing, NOW checking, savings, and money market accounts. In a rising rate environment, retaining deposits can become costlier. If deposit and borrowing rates rise faster than loan and investment yields, our net interest income and overall earnings could decline. Additionally, adjustable-rate residential mortgage loans and home equity lines of credit may face increased default risks in a rising rate environment.

A sustained and substantial change in market interest rates could significantly impact our financial condition, liquidity, and operational results. Furthermore, fluctuations in interest rates may adversely affect the valuation of our assets and liabilities, ultimately affecting our earnings.

Monetary policy, inflation, deflation, and other external economic factors could adversely impact our financial performance and operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Board of Governors of the Federal Reserve System, or the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect our financial performance. Higher U.S. tariffs on imported goods could exacerbate inflationary pressures by increasing the cost of goods and materials for businesses and consumers. This may particularly affect small to medium-sized businesses, as they are less able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, our business clients may experience increased financial strain, reducing their ability to repay loans and adversely impacting our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to us to increase, which could adversely affect our results of operations and financial condition. Virtually all our assets and liabilities are monetary in nature and, as a result, market interest rates tend to have a more significant impact on our performance than general levels of inflation or deflation. However, interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services, creating additional uncertainty in the economic environment.

<u>**Risks Related to Our Business**</u>

We have a substantial portfolio of commercial and multi-family real estate, as well as commercial and industrial loans, and intend to continue increasing originations of these loan types. These loans carry credit risks that could adversely affect our financial condition and results of operations.

As of December 31, 2024, our portfolio included commercial real estate, multi-family real estate, and commercial and industrial loans totaling $683.9 million, constituting approximately 58.2% of our total loans and leases. Commercial loans typically involve larger principal amounts than other types of loans, and some of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development related to a single commercial loan or credit relationship poses a significantly greater risk of loss compared to one-to-four family residential mortgage loans. Repayment of commercial loans often depends on the cash flow generated by the business or property involved, making them more sensitive to adverse conditions in the real estate market, business climate, or economy. For loans secured by non-owner-occupied properties, repayments rely heavily on tenant rent payments, and downturns in the real estate market or economic conditions heighten repayment risks. In addition, many of our commercial real estate loans are not fully amortizing and require large balloon payments upon maturity, which may necessitate the borrower to sell or refinance the property, increasing the risk of default.

Commercial business loans typically are made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. A borrower's cash flow can be unpredictable, and collateral securing these loans may fluctuate in value. For loans secured by accounts receivable, repayment is often dependent on the borrower's ability to collect from clients, while other forms of collateral may be difficult to appraise, illiquid, or affected by business success. Increases in reserves and charge-offs related to our commercial and industrial loan portfolio could materially impact our business, financial condition, operations, and prospects.

In recent years, the commercial real estate market has experienced substantial growth, with increased competition contributing to historically low capitalization rates and rising property values. However, the economic disruption caused by the COVID-19 pandemic significantly impacted this market. The pandemic also accelerated the adoption of remote work, which has led many companies to re-evaluate their long-term real estate needs. While some businesses are returning to traditional office environments, others are downsizing or shifting to hybrid models, creating uncertainty in demand for office spaces and other commercial properties. This trend could result in prolonged vacancies, declining rental income, and reduced property values, adversely affecting the performance of our commercial real estate loan portfolio. Federal banking regulators also have raised concerns about weaknesses in the commercial real estate market.

Failures in our risk management policies and controls could lead to higher delinquencies and losses, adversely affecting our business, financial condition, and results of operations.

We have focused on growing our construction and development loan portfolio in recent years, which adds additional risks to our loan portfolio.

As of December 31, 2024, our construction and development loans totaled $132.6 million, accounting for approximately 11.3% of our total loan portfolio. This comprises $126.2 million in commercial construction loans and $6.3 million in residential real estate construction loans, reflecting a substantial increase from the $58.4 million, constituting 7.8% of total loans, reported at December 31, 2020.

Engaging in construction lending inherently carries higher credit risk compared to long-term financing for improved, owner-occupied real estate. Loans granted for properties not yet approved for planned development or improvements pose the risk of potential denials or delays in necessary approvals. Additionally, the risk of loss on a construction loan heavily relies on the accuracy of initial property value estimates upon completion compared to the estimated construction costs (inclusive of interest) and other assumptions. Inaccurate cost estimates may necessitate additional fund disbursements beyond the committed amount to protect the property's value. Moreover, misjudgment in estimating the completed project's value may result in the borrower holding a property insufficient to fully repay the construction loan upon its sale. Delays or cost overruns in construction can compound risks, especially when repayments rely on property sales or rentals to third parties, which may not transpire as anticipated. The sale of properties under construction is often challenging and typically requires completion for successful transactions, complicating the handling of problematic construction loans.

Speculative construction loans carry additional risks, including the borrower's ability to secure a take-out commitment for a permanent loan. Loans associated with undeveloped land or future construction also present added risks due to the lack of income generation from the property and its potential illiquid nature as collateral. Furthermore, various risks, such as fraudulent diversion of construction funds, mechanics' liens filed by contractors, subcontractors, or suppliers, and potential contractor failures in completing projects, contribute to the complexity and uncertainties associated with construction and development loans.

Our portfolio of loans with a higher risk of loss is increasing and the unseasoned nature of such loans could lead to misjudgments in collectability, triggering additional provisions or charge-offs, impacting our profits.

Our commercial loan portfolio, which includes commercial and multi-family real estate loans, commercial and industrial loans, and construction loans, has increased to $816.5 million, or 69.5% of total loans and leases, at December 31, 2024 from $226.9 million, or 48.5% of total loans and leases, at December 31, 2016. A significant portion of this portfolio is composed of unseasoned loans, meaning they were recently originated. Due to our limited history with these borrowers, we lack a comprehensive payment history to effectively assess the likelihood of future collectability. Furthermore, many of these loans have not yet been tested under adverse economic conditions. As a result, predicting the future performance of this segment of our loan portfolio remains challenging. These loans may experience higher delinquency or charge-off rates compared to our historical averages, which could negatively impact our future performance.

If we are unable to maintain and grow revenue from our leasing business our future revenue and earnings may be adversely impacted.

Our lease financing operation consists of direct financing leases which are used by commercial customers to finance purchases such as medical, computer and manufacturing equipment, audio/visual equipment, industrial assets, construction and transportation equipment, and a wide variety of other commercial equipment. Revenue generated from our leasing business accounted for 13.5% and 15.3% of our total revenue for the years ended December 31, 2024 and 2023, respectively.

We rely solely on brokers and other third-party originators to generate our lease transactions. To generate deal flow, we work with over 100 brokers and third-party originators across the country, some of which are one-person shops and others more established companies, with most of the volume coming from fewer than 25 referral sources. None of our relationships are exclusive and any may be terminated at any time. During 2024, of our $61.6 million in lease originations, the top five brokers/third party originators accounted for approximately 52.0% of our total volume of lease originations, one of whom accounted for approximately 14.4% of our total volume of lease originations. At December 31, 2024, our top 25 brokers/third party originators collectively accounted for 83.6% of our total direct financing lease portfolio, with our largest broker/third party originator accounting for 12.2% of the portfolio. Losing top brokers or third-party originators, or their customers, without finding comparable alternatives, could decrease leasing volume, leading to potential revenue decline, materially impacting our business, financial condition, and results of operations.

Our leasing business exposes us to different credit risks than our real estate secured lending.

At December 31, 2024, direct financing leases totaled $148.1 million, or 12.6% of our total loan and lease portfolio. Our direct financing leases, while short term in nature, are inherently risky as they are secured by assets that depreciate rapidly. In some cases, repossessed collateral may not provide an adequate source of repayment for the outstanding lease balance and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Also, if a lessee under a defaulted lease files for protection under the bankruptcy laws, then: (i) we may experience difficulties and delays in recovering the equipment from the defaulting party; (ii) the equipment may be returned in poor condition; and (iii) we may be unable to enforce important contract provisions against the insolvent party. We do not expect to be able to recover software that we lease or finance for a customer that is not on a computer's hard drive and, even if we could do so, we generally would not be able to lease or sell the same software again under the terms of use required by the software vendors.

Finance leasing collections depend on the customer's continuing financial stability, and therefore are more likely to be adversely affected by the cash flows of the business within certain industries. Factors that may adversely affect the ability of our customers to meet their repayment plans include, among other things, their inability to implement their business plans or to meet their sales targets, any downturn in the markets or industries in which they operate, or any declines in general economic conditions. There is no guarantee that the financial condition of our customers will remain healthy in the future, that our customers will continue to fulfill their repayment obligations on time, or that any of our customers will not ultimately default on their leases. As a result, we cannot assure you that our profitability or the demand for our leasing services from our customers will be maintained at historical levels.

Moreover, approximately $51.1 million or 34.4% of our total lease portfolio is to customers located in California, New York, Florida, and Arkansas. Adverse economic conditions within these market areas may reduce our leasing volume and affect our customers' ability to make lease payments, resulting in higher defaults, which may result in our inability to fully recover our investment in the related equipment and adversely impact our business, financial condition, and results of operations.

If our allowance for credit losses is not sufficient to cover actual losses, our earnings could decrease.

We periodically review our allowance for credit losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. We cannot be certain that our allowance for credit losses will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets, and changes in borrower behaviors. Differences between our actual experience and assumptions and the effectiveness of our models may adversely affect our business, financial condition, including liquidity and capital, and results of operations. Deterioration in economic conditions, new information regarding existing loans, identification of additional problem loans or relationships, and other factors, both within and outside of our control, may increase our loan charge-offs and/or otherwise require an increase in our provision for credit losses on loans. In addition, bank regulatory agencies periodically review our allowance for credit losses. Based on their assessment, they may require additional provisions for credit losses or loan charge-offs. Any increase in the provision for credit losses affects net income and could materially impact our financial condition, results of operations, and capital.

Reliance on lead institutions for credit quality updates in loan participations may expose us to financial, regulatory, and reputational risks.

We participate in loan participation agreements in which we are not the lead lender and rely on lead institutions to provide timely and accurate updates on changes in the credit quality of the underlying loans. If these institutions fail to deliver such updates in a timely manner, we may misstate our allowance for credit losses, which could result in unanticipated credit losses. Additionally, our dependence on lead institutions exposes us to counterparty risk, as financial distress or operational failures on their part may impair our ability to assess and manage credit risk effectively. Inadequate reporting of credit quality changes could also result in non-compliance with regulatory requirements, potentially leading to regulatory scrutiny, fines, or other enforcement actions. Moreover, delays or inaccuracies in credit updates could damage our reputation, eroding investor and stakeholder confidence in our risk management practices. Failure to properly assess and disclose risks associated with loan participations may further expose us to legal liabilities, including litigation from investors or regulatory agencies alleging mismanagement or inadequate disclosures. At December 31, 2024, we held $104.4 million in loan participations in which we were not the lead lender.

Changes in the valuation of our securities portfolio could hurt our profits and reduce our capital levels.

Our securities portfolio is impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for impairment on a quarterly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts' reports and, to a lesser extent given the relatively insignificant levels of depreciation in our debt portfolio, spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates. In analyzing an equity issuer's financial condition, management considers industry analysts' reports, financial performance and projected target prices of investment analysts within a one-year time frame. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. Changes in interest rates can also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. We increase or decrease our stockholders' equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. Declines in market value could result in impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels. As of December 31, 2024, we had no securities that were deemed impaired.

A tightening of credit markets and liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to the operation of our business. A tightening of the credit markets or the inability to obtain adequate funding to replace deposits and support continued loan growth could negatively impact asset growth, earnings capability, and capital levels. To meet potential liquidity demands, we rely on several sources. Our primary sources of liquidity include increases in deposit accounts, including brokered deposits, as well as cash flows from loan payments and our securities portfolio. Additionally, borrowings, particularly from the Federal Home Loan Bank and through repurchase agreements, provide us with an important source of funds.

An inability to raise funds through deposits, borrowings, the sale of loans, or other sources could have a substantial negative effect on our liquidity. Our access to adequate funding, whether through deposits or other means, could be impaired by factors specific to us, or by broader issues affecting the financial services industry or the economy in general. Potential factors that could adversely affect our access to liquidity include adverse regulatory actions, a decrease in our business activity due to a downturn in the markets where our loans are concentrated, or a loss of depositor confidence in our ability to meet withdrawal demands. Additionally, our ability to borrow could be affected by factors beyond our control, such as disruptions in the financial markets, negative views about the financial services industry, or deterioration in credit markets.

We use estimates in determining the fair value of certain assets, such as mortgage servicing rights ("MSRs"). If our estimates prove to be incorrect, we may be required to write down the value of these assets, which could adversely affect our earnings.

We sell a portion of our one- to four-family loans in the secondary market. We generally retain the right to service these loans through First Bank Richmond. At December 31, 2024, the book value of our MSRs was $2.0 million. We use a financial model that uses, wherever possible, quoted market prices to value our MSRs. This model is complex and also uses assumptions related to interest and discount rates, prepayment speeds, delinquency and foreclosure rates and ancillary fee income. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the model. The primary risk associated with MSRs is that they will lose a substantial portion of their value as a result of higher than anticipated prepayments occasioned by declining interest rates. Conversely, these assets generally increase in value in a rising interest rate environment to the extent that prepayments are slower than anticipated. If prepayment speeds increase more than estimated, or delinquency and default levels are higher than anticipated, we may be required to write down the value of our MSRs which could have a material adverse effect on our net income and capital levels. We obtain independent valuations quarterly to determine if impairment in the asset exists.

If our investment in the Federal Home Loan Bank of Indianapolis becomes impaired, our earnings and stockholders' equity could decrease.

At December 31, 2024, we owned $13.9 million in Federal Home Loan Bank ("FHLB") of Indianapolis stock. We are required to own this stock to be a member of and to obtain advances from the FHLB of Indianapolis. This stock is not marketable and can only be redeemed by the FHLB of Indianapolis. The FHLB of Indianapolis' financial condition is linked, in part, to the eleven other members of the FHLB System and to accounting rules and asset quality risks that could materially lower their capital, which would cause our FHLB of Indianapolis stock to be deemed impaired, resulting in a decrease in our earnings and assets.

Our size makes it more difficult for us to compete.

Our asset size makes it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from such activities as securities brokerage or the sale of insurance products. Finally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

As a community bank, maintaining our reputation in our market area is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our current market and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. We operate in many different financial service businesses and rely on the ability of our employees and systems to process a significant number of transactions. Operational risk is the risk of loss from operations, including fraud by employees or outside persons, employees' execution of incorrect or unauthorized transactions, data processing and technology errors or hacking and breaches of internal control systems. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

We face significant operational risks because the financial services business involves a high volume of transactions and because of our reliance on technology.

Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. Our operational and security systems infrastructure, including our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, face regulatory action, civil litigation and/or suffer damage to our reputation. Although we have not experienced any material technology failures, cyber-attacks or other information or security breaches, or material losses related to any such events to date, there can be no assurance that we will not suffer such events, losses or other consequences in the future. Our risk and exposure to these matters remain heightened because of, among other things, the evolving nature of these threats and our role as a provider of financial services, our continuous transmission of sensitive information to, and storage of such information by, third parties, including our vendors and regulators, the outsourcing of some of our business operations, threats of cyber-terrorism, and system and customer account updates and conversions. As a result, cyber-security and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of substantial concern.

Our information systems may experience failure, interruption or breach in security.

Our business heavily relies on electronic communication and information systems, serving as the backbone for our operations and storage of sensitive data. Any disruption, failure, or breach in the security of these systems could significantly disrupt our operations. Cybersecurity threats encompass a range of incidents, including unauthorized access attempts, data breaches, computer viruses, and denial-of-service attacks. These events may lead to data theft, misuse, loss, or destruction, compromising confidential customer information, account takeovers, or service unavailability. These threats can stem from multiple sources, ranging from human errors to deliberate acts of malice from internal or external parties, or even unforeseen technological failures. Despite our proactive measures, including encryption, authentication technologies, and extensive education initiatives for both employees and customers, the expanding use of cloud services and remote work technologies exposes us to heightened vulnerability to cyber-attacks. The risk associated with security breaches or disruptions, especially those stemming from cyber-attacks, has become more pronounced due to the increasing sophistication and frequency of global intrusion attempts. Despite our continuous efforts to maintain the security and integrity of our information systems and implement robust risk management strategies, there's an inherent challenge. Cyber-attacks often evolve at a pace that makes it difficult to proactively anticipate and mitigate them effectively. The dynamic nature of these threats means it's nearly impossible to entirely eliminate the risk. In the unfortunate event of a cyber-attack, delayed identification or response to the breach could significantly worsen its impact on our business, financial standing, and operational integrity. While we maintain specialized cyber insurance coverage, it may not cover every potential breach scenario, leaving certain instances uncovered.

The repercussions of a security breach or major disruption to our information systems, as well as those of our customers, merchants, or third-party vendors, can be extensive. This includes disrupting operations, unauthorized access to sensitive information, potential legal violations, increased regulatory scrutiny, civil litigation, resource-intensive efforts to rectify the situation, damage to our reputation, or loss of customers. Any of these scenarios could have a material and adverse effect on our business, financial position, and operational outcomes.

Our operations rely on certain external vendors.

We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations. These third-party vendors are sources of operational and informational security risks to us, including risks associated with operational errors, information system failures, interruptions or breaches and unauthorized disclosures of sensitive or confidential client or customer information. If these vendors encounter any of these issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. Although we have selected these external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business, and in turn, our financial condition and results of operations. Replacing these external vendors could also entail significant delay and expense.

Our current and future uses of Artificial Intelligence (AI) and other emerging technologies may create additional risks.

The increasing adoption of AI in financial services presents significant opportunities but also introduces a range of risks that could impact our operations, regulatory compliance, and customer trust. AI introduces model risk, where flawed algorithms or biased data could result in inaccurate credit decisions, compliance violations, or discriminatory outcomes in lending or customer service. Cybersecurity threats, such as data breaches, adversarial attacks, and data poisoning, pose significant challenges, particularly as these systems handle large volumes of sensitive customer information. Additionally, the opaque nature of some AI models, often referred to as "black-box" systems, raises regulatory compliance concerns, as regulators increasingly require transparency and explainability in AI-driven decision-making.

Operational risks also arise from potential system failures, over-reliance on AI, and integration challenges with existing infrastructure. Disruptions in AI systems could impact critical functions such as fraud detection, transaction monitoring, and customer support. Ethical and reputational risks, including unintended consequences or perceived unfairness in AI-driven decisions, may erode customer trust and expose us to regulatory scrutiny.

Mitigating these risks requires a robust governance framework, regularly testing and auditing of AI models, and strong human oversight. Investments in cybersecurity, data privacy protections, and employee training are critical to managing these risks.

We are subject to environmental liability risk associated with lending activities on properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Regulatory and Accounting Related Risks

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations that could increase our costs of operations.

The banking industry is extensively regulated. Federal banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a company's shareholders. These regulations may sometimes impose significant limitations on our operations. These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. Any new regulations or legislation, change in existing regulation or oversight, whether a change in regulatory policy or a change in a regulator's interpretation of a law or regulation, could have a material impact on our operations, increase our costs of regulatory compliance and of doing business and adversely affect our profitability. Further, our failure to comply with laws, regulations or policies could result in civil or criminal sanctions and money penalties by state and federal agencies, and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. See "Part I, Item 1. Business - How We Are Regulated." for more information about the regulations to which we are subject.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

First Bank Richmond is subject to extensive regulation, supervision and examination by the FDIC and the IDFI, and Richmond Mutual Bancorporation is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors of First Bank Richmond, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for credit losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firm. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.

We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment of critical financial line items and affect our profitability.

Our business operations are significantly influenced by the extensive body of accounting regulations in the United States. Regulatory bodies periodically issue new guidance, altering accounting rules and reporting requirements, which can substantially affect the preparation and reporting of our financial statements. These changes might necessitate retrospective application, potentially leading to restatements of prior period financial statements.

One such significant change in 2023 was the implementation of the Current Expected Credit Losses ("CECL") model, which we adopted on January 1, 2023. Under the CECL model, financial assets carried at amortized cost, such as loans and held-to-maturity debt securities, will be presented at the net amount expected to be collected. This forward-looking approach in estimating expected credit losses contrasts starkly with the former GAAP's "incurred loss" model, delaying recognition until a loss is probable. CECL mandates considering historical experience, current conditions, and reasonable forecasts affecting collectability, leading to periodic adjustments of financial asset values. However, this forward-looking methodology, reliant on macroeconomic variables, introduces the potential for increased earnings volatility due to unexpected changes in these indicators between periods.

An additional consequence of CECL is an accounting asymmetry between loan-related income, recognized periodically based on the effective interest method, and credit losses, recognized upfront at origination. This asymmetry might create the perception of reduced profitability during loan expansion periods due to the immediate recognition of expected credit losses. Conversely, periods with stable or declining loan levels might seem relatively more profitable as income accrues gradually for loans where losses had been previously recognized.

Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.

The effects of climate change continue to raise significant concerns about the state of the environment. However, under the new Trump administration, federal policy may shift to reduce the emphasis on climate change initiatives and environmental regulations. This could include scaling back federal participation in international agreements, such as the Paris Agreement, and reducing regulatory pressures on businesses, including banks, to address climate-related risks. Legislative and regulatory proposals aimed at combating climate change may face greater scrutiny or diminished priority.

The lack of empirical data regarding the financial and credit risks posed by climate change makes it difficult to predict its specific impact on our financial condition and results of operations. However, the physical effects of climate change, such as more frequent and severe weather disasters, could directly affect us. For instance, such events may damage real property securing loans in our portfolio or reduce the value of that collateral. If our borrowers' insurance is insufficient to cover these losses or if insurance becomes unavailable, the value of the collateral securing our loans could be negatively affected, potentially impacting our financial condition and results of operations. Moreover, climate change may adversely affect regional and local economic activity, harming our customers and the communities in which we operate. Regardless of changes in federal policy, the effects of climate change and their unknown long-term impacts could still have a material adverse effect on our financial condition and results of operations.

Other Risks

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed or on terms acceptable to us.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We believe the net proceeds of our initial public offering will be sufficient to permit us to maintain regulatory compliance for the foreseeable future. Nevertheless, we may elect to raise more capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital in the future. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. We cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, or if the terms of such a capital raise are not advantageous, it may have a material adverse effect on our financial condition, results of operations and prospects.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social, and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds, and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements, or investor or stakeholder expectations and standards, could negatively impact our reputation, ability to do business with certain partners, and our stock price.

Recent changes in the regulatory landscape under the new administration have moved toward a reduction in emphasis on certain ESG priorities, particularly around climate change and diversity, equity, and inclusion ("DEI"). This shift is leading to the rollback of regulations that mandate specific disclosures and operational practices in these areas. However, some stakeholder groups continue to demand greater transparency and action, resulting in a complex and potentially conflicting environment for companies. If regulatory enforcement of ESG-related policies becomes less stringent, companies may face reputational risks if their practices are seen as insufficient or inconsistent with broader societal expectations, especially related to DEI and environmental stewardship. As a result, navigating this evolving regulatory and public opinion landscape may require us to balance compliance with regulatory requirements against maintaining investor, customer, and stakeholder trust.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Our board of directors is authorized to allow us to issue additional common stock, as well as classes or series of preferred stock, generally without any action on the part of the stockholders. In addition, the board has the power, generally without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market value of the common stock could be adversely affected.

You may not receive dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. The declaration and payment of future cash dividends will be subject to, among other things, regulatory restrictions, our then current and projected consolidated operating results, financial condition, tax considerations, future growth plans, general economic conditions, and other factors our board of directors deems relevant. Richmond Mutual Bancorporation will depend primarily upon the proceeds it retained from the initial public offering as well as earnings of First Bank Richmond to provide funds to pay dividends on our common stock. The payment of dividends by First Bank Richmond is also subject to certain regulatory restrictions. Federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter be or continue to be undercapitalized, and dividends by a depository institution are subject to additional limitations. As a result, any payment of dividends in the future by Richmond Mutual Bancorporation may depend on First Bank Richmond's ability to satisfy these regulatory restrictions and its earnings, capital requirements, financial condition and other factors.

Item 1B.   Unresolved Staff Comments

Not applicable.

Item 1C.   Cybersecurity

Risk Management and Strategy

The Company's Information Security Program ("ISP") is a robust framework overseen by the Information Technology Board Committee ("ITBC") and the IT Steering Committee ("ITSC"). These committees play a pivotal role in managing technology and cyber risks, ensuring compliance with regulatory requirements, and fostering a controlled risk environment.

The ITBC meets quarterly, while the ITSC meets monthly. Meeting minutes from the ITSC are regularly submitted to the Board for review. These two committees jointly oversee the organization's information technology and cyber risk posture, focusing on the assessment of information and cybersecurity risks. Evaluated risks are subject to rigorous controls, ensuring both design and operational effectiveness and adherence to regulatory requirements. In instances where a risk is identified as inadequately controlled, remediation measures are implemented to reduce the risk to an acceptable level. This commitment to ongoing assessment and responsiveness enhances our ability to adapt to emerging threats and maintain a proactive stance in managing risks effectively.

The identification of risks is a multifaceted process that involves a range of activities. This includes monitoring of guidance issued by regulatory authorities, participating in professional forums, conducting both internal and external audits, collaborating with third-party services, reviewing policies, and adhering to best practice frameworks including Federal Financial Institutions Examination Council ("FFIEC") guidance and information security requirements established in the Gramm-Leach Bliley Act, along with other relevant state laws and agency regulations. For instance, as part of our risk management framework, we regularly assess phishing threats targeting employees, conduct simulated attack exercises, and implement enhanced endpoint detection solutions. Furthermore, we emphasize the importance of maintaining a collaborative relationship with third-party service providers/vendors. This collaborative approach enhances our risk management capabilities and ensures a shared commitment to maintaining a secure information environment.

Moreover, our commitment to robust risk management extends to the maintenance of a comprehensive Security Incident Response Plan ("SIRP"). This SIRP serves as a framework for effectively addressing and mitigating security incidents. Within this plan, we integrate accessible resources to fortify our response capabilities. This includes establishing collaborative partnerships with insurance providers, regulatory agencies, and law enforcement agencies, ensuring a seamless and coordinated approach in the event of a security incident. Recognizing the interdependence of our practices with service providers and vendors, we actively engage with our partners during the notification and investigation processes following a security incident. This collaborative effort is designed to foster complete visibility into the nature and scope of security risks and events, enabling a unified and effective response. In addition to incident response, the Company implements robust data protection measures, including encryption protocols, multi-factor authentication, and data loss prevention controls, to safeguard sensitive information. To ensure we can keep our operations running smoothly, we maintain and regularly test our business continuity and disaster recovery plans. These measures help minimize disruption and ensure a swift recovery in the event of a cybersecurity incident.

Our SIRP is dynamic and adaptable, evolving in tandem with the ever-changing cybersecurity landscape. By regularly updating and refining our response strategies, we remain prepared to confront emerging threats. The Company also maintains a cyber insurance policy as part of its overall risk management strategy to mitigate financial losses in the event of a cybersecurity incident.

As of the reporting period, the Company has not experienced any material cybersecurity events or incidents. Although third-party service providers have encountered cybersecurity events or incidents, these occurrences have not resulted in a material impact on our systems, computing environments, or data. In determining materiality, the Company evaluates factors such as potential financial loss, operational disruptions, regulatory implications, and reputational harm. The Company remains committed to enhancing its cybersecurity defenses through ongoing risk assessments, investment in technology, and adherence to industry best practices.

Governance

Our Board, supported by the ITBC and the ITSC, actively oversees our processes for management of cybersecurity risks and threats. The Board's responsibilities include the ongoing administration of the ISP, conducting an annual review, and granting approval. Regular reviews of reports by both the Board and the ITBC, submitted by the ITSC, ensure timely awareness of emerging concerns and facilitate continuous enhancements to our cybersecurity posture. In addition to governance oversight, the Board designates key roles crucial for effective cybersecurity management. This includes appointing the Information Security Officer ("ISO"), Chief Information Officer ("CIO"), and Chief Compliance Officer ("CCO"). The ISO and CIO roles are filled jointly by one individual, who has been with the organization for 20 years with over 25 years of experience in information technology. Our Chief Compliance Officer has been with the organization for over 37 years, with over 15 years of experience in compliance. These professionals bring diverse qualifications, certifications, and experience, ensuring a comprehensive approach to our information security initiatives. These qualifications and certifications include Certified Information Security Manager (CISM) and Certified Banking Security Manager (CBSM).

Our governance structure ensures a comprehensive approach to managing cybersecurity risks and threats, aligning with the Board-approved ISP. The ITBC, which is comprised of several Board members, the CIO, ISO, Chief Executive Officer and Chief Operating Officer, is responsible for establishing and updating the Company's Risk Appetite Statement. The ITSC, appointed by the Board of Directors and comprised of the CIO, ISO, CCO and various other representatives from each area of the Bank, is responsible for overseeing ISP compliance. This involves delineating lines of responsibility and accountability for information security risk management decisions. The ITSC also reviews and approves significant changes to our control environments, ensuring that outside independent organizations conduct annual vulnerability assessments and penetration tests. Furthermore, they examine reports submitted by the ISO.

The ISO is responsible for reporting, at least annually, to the Board of Directors on the status of the ISP, including overall compliance, risk management, vendor management, audit and testing results, breaches and incidents, and recommended updates to the ISP. The Board also receives quarterly cybersecurity briefings that include updates on emerging threats, results of cybersecurity risk assessments, and the effectiveness of current controls. These discussions inform strategic decision-making and resource allocation for cybersecurity investments.

Item 2. Properties

        We currently operate out of our corporate headquarters/financial center and 12 full-service offices, all of which are owned by us, and one drive through facility used for existing customer transaction purposes only and one loan production office, both of which are leased. As of December 31, 2024, the net book value of our real properties, including land, was $12.9 million. See also Note 6 in the Notes to Consolidated Financial Statements contained in Item 8 of this report on Form 10-K. In the opinion of management, the facilities are adequate and suitable for our current needs. We may open additional banking offices to better serve current clients and to attract new clients in subsequent years.

Item 3. Legal Proceedings

        We are not involved in any pending legal proceedings as a plaintiff or defendant other than routine legal proceedings occurring in the ordinary course of business, and at December 31, 2024, we were not involved in any legal proceedings, the outcome of which would be material to our financial condition or results of operations.

Item 4. Mine Safety Disclosures

        Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Richmond Mutual Bancorporation is listed on The Nasdaq Capital Market under the symbol "RMBI." There were approximately 434 shareholders of record of our common stock as of March 27, 2025.

Our cash dividend payout policy is reviewed regularly by management and the Board of Directors. During the year ended December 31, 2024, the Company paid cash dividends equal to $0.56 per common share. Any dividends declared and paid in the future would depend upon a number of factors, including capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Our future payment of dividends may depend, in part, upon receipt of dividends from First Bank Richmond, which are restricted by federal regulations.

Equity Compensation Plan Information. The equity compensation plan information presented in Part III, Item 12 of this Form 10-K is incorporated herein by reference.

Issuer Purchases of Equity Securities. The following table sets forth information with respect to our repurchases of our outstanding common shares during the three months ended December 31, 2024:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs [1]
October 1, 2024 - October 31, 2024	25,696	$ 13.05	25,696	581,106
November 1, 2024 - November 30, 2024	41,729	13.45	41,729	539,377
December 1, 2024 - December 31, 2024	66,433	14.63	66,433	472,944
	133,858	$ 13.95	133,858	

(1) On June 6, 2023, the Company announced that the Board of Directors approved an amendment to the Company's existing stock repurchase program authorizing the purchase of up to 321,386 shares of the Company's issued and outstanding common stock in addition to the 827,554 shares remaining available for repurchase at that date under the existing program, and extending the stock repurchase program's expiration date to June 6, 2024, unless completed sooner. On May 16, 2024, the Company announced that the Board of Directors approved an extension of the Company's existing stock repurchase program, now set to expire on June 6, 2025.

Item 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

Certain matters in this Form 10-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, are based on certain assumptions and are generally identified by use of words such as "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook" or similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These forward-looking statements are based on our current beliefs and expectations and, by their nature, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

Important factors that could cause our actual results to differ materially from the results anticipated or projected, include, but are not limited to, the following:

- adverse impacts to economic conditions in our local market areas and other markets where we have lending relationships;

- effects of employment levels, labor shortages and inflation, a recession, or slowed economic growth;

- changes in the interest rate environment, including increases or decreases in the Federal Reserve benchmark rate and the duration of such changed levels;

- the impact of inflation and the Federal Reserve monetary policies;

- effects of any federal government shutdown;

- changes in the level and direction of loan or lease delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- our ability to access cost-effective funding including maintaining the confidence of depositors;

- unexpected outflows of uninsured deposits may require us to sell investment securities at a loss;

- fluctuations in real estate values, and residential, commercial, and multi-family real estate market conditions;

- competitive pressures among depository institutions, including repricing and competitors' pricing initiatives, and their impact on our market position, loan, and deposit products;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions and equipment financing companies;

- bank failures or other adverse developments at banks and related negative press about the banking industry in general on investor and depositor sentiment;

- inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on our loans and leases;

- adverse changes in the securities or secondary mortgage markets;

- changes in the quality or composition of our loan, lease or investment portfolios;

- our ability to keep pace with technological changes, including our ability to identify and address cyber-security risks such as data security breaches, "denial of service" attacks, "hacking" and identity theft, and other attacks on our information technology systems or on our third-party vendors;

- results of examinations by regulatory authorities and potential requirements to increase credit loss allowances, write-down assets, reclassify assets, change our regulatory capital position, or affect our liquidity and earnings;

- the inability of third-party providers to perform as expected;

- our ability to manage market risk, credit risk and operational risk in the current economic environment;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to attract and retain key employees;

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission ("SEC") or the Public Company Accounting Oversight Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

- legislative or regulatory changes, including changes in banking, securities, tax law, regulatory policies, and principles;

- our ability to pay dividends on our common stock;

- the potential imposition of new tariffs or changes to existing trade policies that could affect economic activity or specific industry sectors;

- other economic, competitive, governmental, regulatory, and technical factors affecting our operations, pricing, products and services;

- the effects of climate change, severe weather, natural disasters, pandemics, epidemics and other public health crises, acts of war or terrorism, civil unrest, and other external events; and

- the other risks described elsewhere in this Form 10 K and our other reports filed with and furnished to the U.S. Securities and Exchange Commission ("SEC").

We undertake no obligation to publicly update or revise any forward-looking statements included in this report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this report might not occur and you should not put undue reliance on any forward-looking statements.

Additional factors that may affect our results are discussed under Part I, Item 1A in this document under the heading "Risk Factors."

General

Our principal business consists of attracting deposits from the general public, as well as brokered deposits, and investing those funds primarily in loans secured by first mortgages on owner-occupied, one- to four-family residences, a variety of consumer loans, direct financing leases, commercial and industrial loans, and loans secured by commercial and multi-family real estate. We also obtain funds by utilizing FHLB advances. Funds not invested in loans generally are invested in investment securities, including mortgage-backed and mortgage-related securities and agency and municipal bonds. Richmond Mutual Bancorporation's primary business activities are currently limited to one significant business segment, which is community banking.

Our results of operations are primarily dependent on net interest income. Net interest income is the difference between interest income, which is the income that is earned on loans and investments, and interest expense, which is the interest that is paid on deposits and borrowings. Other significant sources of pre-tax income are service charges (mostly from service charges on deposit accounts and loan servicing fees), and fees from the sale of residential mortgage loans originated for sale in the secondary market. We may also recognize income from the sale of investment securities.

At December 31, 2024, on a consolidated basis, we had $1.5 billion in assets, $1.2 billion in loans, $1.1 billion in deposits, and $132.9 million in stockholders' equity. First Bank Richmond's risk-based capital ratio at December 31, 2024 was 14.2%, exceeding the 10.0% requirement for a well-capitalized institution. For the year ended December 31, 2024, we reported net income of $9.4 million, compared with net income of $9.5 million for 2023.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We have reviewed our critical accounting estimates with the audit committee of our Board of Directors.

See Note 1 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for a summary of significant accounting policies and the effect on our financial statements.

Allowance for Credit Losses. The allowance for credit losses applies to all financial instruments carried at amortized cost. We maintain an allowance for credit losses on loans and leases based on expected future credit losses at the balance sheet date. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan or lease balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off. A provision for credit losses for loans and leases is charged to operations based on our periodic evaluation of the necessary balance in the allowance.

Determining the appropriateness of the allowance for credit losses is complex and requires judgement by management on future factors that are unknown. We have an established process to determine the adequacy of the allowance for credit losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on similarly-risked loans in their respective segments, the amounts and timing of expected future cash flows on collateral-dependent loans, movement through risk-ratings, economic forecasts, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors, all of which may be susceptible to significant change.

Management Strategy

We are a community-oriented financial institution dedicated to serving the needs of customers in our primary market area. Our commitment is to offer a full array of consumer and commercial banking products and services to meet the needs of our customers. We offer mortgage lending products to qualified borrowers to give them the broadest access to home ownership in our markets. We offer commercial lending products and services tailored to complement their businesses. Our goal is to maintain asset quality while continuing to build our strong capital position while looking for growth opportunities in the markets we serve. To achieve these goals, we will focus on the following strategies:

Lending. We believe that commercial lending offers an opportunity to enhance our profitability while managing credit, interest rate and operational risk. We seek quality commercial loan opportunities in our existing markets and purchase loan participations that complement our existing portfolios. We will continue to focus our efforts on our existing markets as well as to further develop the Columbus, Ohio market through our loan production office. We anticipate that the majority of our commercial and multi-family real estate and commercial construction loan originations will range in size from $1.0 million to $8.0 million, while the majority of our commercial and industrial loan originations will range in size from $250,000 to $1.5 million. At December 31, 2024, our commercial loan portfolio, which includes commercial and multi-family real estate loans, commercial and industrial loans, and construction loans, totaled $816.5 million, or 69.5% of total loans and leases, with approximately $236.9 million of these loans, or 20.2% of our total loans and leases, located in the Columbus, Ohio market.

Deposit Services. Deposits are our primary source of funds for lending and investment. We intend to continue to focus on increasing core deposits (which we define as all deposits except for certificates of deposit of $250,000 or more and brokered certificates of deposit) in our primary market area, with a particular emphasis on noninterest-bearing deposits. We will continue to enhance our offering of retail deposit products to maintain and increase our market share, while continuing to build our product offering of commercial deposit products to strengthen our relationships with our business customers. Core deposits represented 70.1% of our total deposits as of December 31, 2024.

Balance Sheet Growth. As a result of our efforts to build our management and infrastructure, we believe we are well-positioned to increase the size of our balance sheet without a proportional increase in overhead expense or operating risk. Accordingly, we intend to increase, on a managed basis, our assets and liabilities, particularly loans and deposits.

Asset Quality. We believe that strong asset quality is a key to long-term financial success. Our strategy for credit risk management focuses on an experienced team of credit professionals, well-defined credit policies and procedures, appropriate loan underwriting criteria and active credit monitoring. Our non-performing loans to total loans ratio was 0.58% at December 31, 2024.

Capital Position. Our policy has always been to protect the safety and soundness of First Bank Richmond through credit and operational risk management, balance sheet strength, and sound operations. The end result of these activities has been a capital ratio in excess of the well-capitalized standards set by our regulators. We believe that maintaining a strong capital position safeguards the long-term interests of First Bank Richmond.

Interest Rate Risk Management. Changes in interest rates are our primary market risk as our balance sheet is almost entirely comprised of interest-earning assets and interest-bearing liabilities. As such, fluctuations in interest rates have a significant impact not only upon our net income but also upon the cash flows related to those assets and liabilities and the market value of our assets and liabilities. In order to maintain what we believe to be acceptable levels of net interest income in varying interest rate environments, we actively manage our interest rate risk and assume a moderate amount of interest rate risk consistent with board policies.

Selected Consolidated Financial and Other Data

The Financial Condition Data and Operating Data as of and for the years ended December 31, 2024 and 2023 are derived from the audited financial statements and related notes included elsewhere in this Form 10-K. The following information is only a summary and is qualified in its entirety by the detailed information included elsewhere herein and should be read along with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

	At December 31,	
	2024	**2023**
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 1,504,875	$ 1,461,024
Loans and leases, net[1]	1,158,879	1,090,073
Securities available for sale, at fair value	258,192	282,688
Investment securities, at amortized cost	3,498	4,950
FHLB stock	13,907	12,647
Deposits	1,093,940	1,041,140
FHLB advances	265,000	271,000
Stockholders' equity	132,872	134,860

_____
(1) Net of allowance for credit losses, loans in process and deferred loan fees.

	Years Ended December 31,	
	2024	**2023**
	(In thousands)	
Selected Operations Data:		
Total interest income	$ 80,526	$ 67,410
Total interest expense	41,819	29,748
Net interest income	38,707	37,662
Provision for credit losses	550	532
Net interest income after provision for credit losses	38,157	37,130
Service charges on deposit accounts	1,239	1,115
Card fee income	1,237	1,259
Loan and lease servicing fees	463	448
Gain on loan and lease sales	555	518
Loss on sales of securities	(51)	—
Other income	1,315	1,271
Total non-interest income	4,758	4,611
Total non-interest expenses	32,052	30,738
Income before provision for income taxes	10,863	11,003
Provision for income taxes	1,486	1,516
Net income	$ 9,377	$ 9,487

	At or For the Years Ended December 31,	
	2024	**2023**
Selected Financial Ratios and Other Data:		
Performance ratios:		
Return on average assets (ratio of net income to average total assets)	0.63%	0.68%
Return on average equity (ratio of net income to average equity)	7.03%	7.36%
Yield on interest-earning assets	5.55%	4.98%
Rate paid on interest-bearing liabilities	3.37%	2.59%
Interest rate spread information:		
Average during period	2.18%	2.39%
End of period	2.15%	2.27%
Net interest margin[1]	2.67%	2.78%
Operating expense to average total assets	2.15%	2.20%
Average interest-earning assets to average interest-bearing liabilities	116.96%	117.81%
Efficiency ratio[2]	73.74%	72.71%
Asset quality ratios:		
Non-performing assets to total assets[3]	0.45%	0.56%
Non-performing loans and leases to total gross loans and leases[4]	0.58%	0.72%
Allowance for credit losses on loans and leases to non-performing loans and leases[4]	232.99%	195.80%
Allowance for credit losses on loans and leases to total gross loans and leases	1.34%	1.42%
Net charge-offs to average outstanding loans and leases during the period	0.13%	0.06%
Capital ratios:		
Common equity tier 1 capital (to risk weighted assets)[5]	12.98%	12.85%
Tier 1 leverage (core) capital (to adjusted tangible assets)[5]	10.75%	10.64%
Tier 1 risk-based capital (to risk weighted assets)[5]	12.98%	12.85%
Total risk-based capital (to risk weighted assets)[5]	14.23%	14.10%
Equity to total assets at end of period	8.83%	9.23%
Average equity to average assets	8.93%	9.20%
Per share data:		
Basic earnings per share	$ 0.93	$ 0.91
Diluted earnings per share	0.92	0.91
Cash dividends paid	0.56	0.56
Book value at year end	12.29	12.03
Tangible book value at year end [6]	12.29	12.03
Other data:		
Number of full-service offices	12	12
Full-time equivalent employees	173	176

_____

(1) Net interest income divided by average interest earning assets.

(2) Total non-interest expenses as a percentage of net interest income and total non-interest income.

(3) Non-performing assets consist of nonaccrual loans and leases, accruing loans and leases more than 90 days past due, and foreclosed assets.

(4) Non-performing loans and leases consist of nonaccrual loans and leases and accruing loans and leases more than 90 days past due.

(5) Capital ratios are for First Bank Richmond.

(6) Tangible book value per share is a non-GAAP measure used by management and others within the financial services industry. Tangible book value per share is calculated by dividing tangible common equity by the number of shares outstanding.

Financial Condition at December 31, 2024 Compared to December 31, 2023

General. Total assets increased $44.3 million, or 3.0%, to $1.5 billion at December 31, 2024 from December 31, 2023. The increase was driven by a $68.8 million, or 6.3%, increase in the loan and lease portfolio, net of allowance for credit losses on loans and leases, partially offset by a $25.9 million, or 9.0% decrease in investment securities. The increase in loans and leases was primarily funded by a $52.8 million, or 5.1%, increase in deposits.

Loans and Leases. Our loan and lease portfolio, net of allowance for credit losses on loans and leases, increased $68.8 million, or 6.3%, to $1.2 billion at December 31, 2024 from $1.1 billion at December 31, 2023. The majority of the growth occurred in multi-family loans which increased $47.1 million, or 33.9%, to $185.9 million, and in commercial real estate loans which increased $30.1 million, or 8.8%, to $371.7 million at December 31, 2024 compared to the prior year. We also experienced a $10.9 million, or 9.5%, increase in commercial and industrial loans, and a $16.4 million, or 9.5%, increase in residential real estate loans (including home equity lines of credit). Offsetting these increases were a $25.2 million, or 16.0%, decrease in construction and development loans, an $8.5 million, or 5.4%, decrease in direct financing leases, and a $2.0 million, or 8.8%, decrease in consumer loans.

The following table presents information concerning the composition of our loan and lease portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for credit losses on loans and leases) as of the dates indicated.

	At December 31,			
	2024		2023	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
Residential mortgage[(1)]	$ 172,644	14.69 %	$ 162,123	14.65 %
Home equity lines of credit	16,826	1.43	10,904	0.99
Multi-family	185,864	15.81	138,757	12.54
Commercial mortgage	371,705	31.63	341,633	30.87
Construction and development	132,570	11.28	157,805	14.26
Total real estate loans	879,609	74.84	811,222	73.31
Consumer loans	21,218	1.81	23,264	2.10
Commercial business loans and leases:				
Commercial and industrial	126,367	10.75	115,428	10.43
Leases	148,102	12.60	156,598	14.15
Total commercial business loans and leases	274,469	23.35	272,026	24.58
Total loans and leases	1,175,296	100.00 %	1,106,512	100.00 %
Less:				
Deferred fees and discounts	626		776	
Allowance for credit losses on loans and leases	15,791		15,663	
Total loans and leases, net	$ 1,158,879		$ 1,090,073	

_____

(1) Includes $8.3 million and $6.4 million of loans secured by second mortgages on residential properties at December 31, 2024 and 2023, respectively.

Nonperforming loans and leases, consisting of nonaccrual loans and leases and accruing loan and leases more than 90 days past due, totaled $6.8 million, or 0.58% of total loans and leases at December 31, 2024, compared to $8.0 million, or 0.72% of total loans and leases at December 31, 2023. The decrease in nonperforming loans and leases was primarily attributable to a $1.2 million decrease in commercial and industrial loans, primarily due to one loan of $1.2 million secured by business assets, previously nonaccruing, that was paid off in 2024. At December 31, 2024, our largest nonperforming loan was a $4.9 million nonaccrual commercial construction and development loan that is currently subject to litigation between the developer and other parties. At the time of origination, this loan had a loan to value ratio of 73%.

Allowance for Credit Losses. On January 1, 2023, the Company adopted the accounting standard referred to as CECL. As a result of the change in methodology from the incurred loss method to the CECL method, on January 1, 2023 the Company recorded a one-time adjustment from equity into the allowance for credit losses on loans and leases in the amount of $2.0 million, net of tax. The allowance for credit losses on loans and leases totaled $15.8 million, or 1.34% of total loans and leases outstanding at December 31, 2024, compared to $15.7 million, or 1.42%, of total loans and leases at December 31, 2023. Net charge-offs during 2024 were $1.5 million, compared to net charge-offs of $678,000 during 2023. The Company's allowance for credit losses on unfunded commitments, which is reported in other liabilities on the Condensed Consolidated Balance Sheets, totaled $558,000 and $1.6 million at December 31, 2024 and December 31, 2023, respectively. The decrease in the allowance for credit losses on unfunded commitments was primarily due to lower unfunded loan commitments.

Management regularly analyzes conditions within its geographic markets and evaluates its loan and lease portfolio. The Company evaluated its exposure to potential loan and lease losses as of December 31, 2024, which evaluation included consideration of a potential recession due to inflation, stock market volatility, and overall geopolitical tensions. Credit metrics are being reviewed and stress testing is being performed on the loan portfolio on an ongoing basis. Potentially higher risk segments of the portfolio, such as hotels and restaurants, are being closely monitored.

Investment Securities. Investment securities decreased $25.9 million, or 9.0%, to $261.7 million at December 31, 2024, from $287.6 million at December 31, 2023. The decrease was primarily due to maturities and paydowns of securities of $22.1 million, the sale of $6.9 million of available-for-sale securities, and a $3.5 million downward mark-to-market adjustment in the fair value of securities available for sale, partially offset by the purchase of $7.5 million of new securities.

Deposits. Total deposits increased $52.8 million, or 5.1%, to $1.1 billion at December 31, 2024 compared to December 31, 2023. This increase was primarily due to an increase in savings and money-market accounts of $44.5 million, or 17.3%, as well as an increase in non-brokered time deposits of $40.3 million, or 16.2%. These increases were partially offset by a decrease of $20.8 million, or 7.8%, in demand deposit accounts, and an $11.3 million, or 4.2%, decrease in brokered time deposits. Management attributes the shift in funds from transaction accounts to retail certificates of deposit, which primarily occurred during the first nine months of 2024, to customers taking advantage of higher rates being paid on time deposits as a result of interest rate hikes instituted by the Federal Reserve. At December 31, 2024, brokered deposits equaled $257.6 million, or 23.5% of total deposits compared to $268.8 million, or 25.8% of total deposits at December 31, 2023. At December 31, 2024, noninterest-bearing deposits totaled $110.1 million, or 10.1% of total deposits, compared to $114.4 million, or 11.0%, of total deposits at December 31, 2023.

As of December 31, 2024, approximately $248.1 million of our deposit portfolio, or 22.7% of total deposits, excluding collateralized public deposits, was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for First Bank Richmond's regulatory reporting requirements.

Borrowings. Borrowings, consisting solely of FHLB advances, totaled $265.0 million at December 31, 2024, compared to $271.0 million at December 31, 2023.

Stockholders' Equity. Stockholders' equity totaled $132.9 million at December 31, 2024, a decrease of $2.0 million, or 1.5%, from December 31, 2023. The decrease in stockholders' equity primarily was the result of the payment of $5.7 million in dividends to Company stockholders, the repurchase of $5.0 million of Company common stock, and an increase in Accumulated Other Comprehensive Loss ("AOCL") of $2.8 million, partially offset by net income of $9.4 million. The increase in AOCL was primarily due to reductions in mark-to-market values associated with our available for sale investment securities portfolio, due to increases in market interest rates. At December 31, 2024, the available for sale portfolio had a net unrealized loss of $58.0 million compared to a net unrealized loss of $54.5 million at December 31, 2023. The AOCL impact to equity, after tax effecting the unrealized loss, was $45.8 million at December 31, 2024, compared to $43.0 million at December 31, 2023. First Bank Richmond was considered "well-capitalized" as defined by all regulatory standards as of December 31, 2024.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

General. Net income totaled $9.4 million for 2024 compared to $9.5 million in 2023, a decrease of $109,000 or 1.2%. The decrease in net income was due to a $1.3 million, or 4.3%, increase in non-interest expense, partially offset by a $1.0 million, or 2.8%, increase in net interest income, a $147,000, or 3.2%, increase in non-interest income, and a $30,000, or 1.9%, decrease in income tax expense.

Interest Income. Total interest income for 2024 increased $13.1 million, or 19.5%, over 2023. The increase primarily was a result of a 57 basis point increase in the average yield on interest earning assets, alongside a $97.0 million increase in the average balance of interest earning assets. Interest earned on loans and leases increased $12.8 million, or 21.8%, due to a $101.5 million increase in the average balance of and a 62 basis point increase in the average yield earned on loans and leases. Interest earned on investment securities, excluding FHLB stock, decreased $332,000, or 4.6%, due to an $11.9 million decrease in the average balance of the portfolio. Dividends on FHLB stock increased $381,000, or 44.8%, during 2024 compared to the prior year. The average yield on FHLB stock during 2024 was 8.89%, up 97 basis points from 7.92% during the prior year, while the average balance of FHLB stock outstanding during 2024 was $13.9 million, up from $10.8 million during 2023. Interest on cash and cash equivalents increased $265,000 due to a 50 basis point increase in the average yield.

Interest Expense. Total interest expense increased $12.1 million, or 40.6%, to $41.8 million during 2024 compared to $29.7 million during 2023. The increase primarily was the result of an increase in the average rate paid on certificate of deposit accounts, savings and money market accounts, and borrowings and, to a lesser extent, an increase in average balance of certificate of deposit accounts and borrowings. The average rate paid on certificate of deposit accounts increased 89 basis points to 4.18% from 3.29% in 2023, while the average balance of certificate of deposit accounts increased $47.9 million, or 9.4%, to $557.2 million in 2024 compared to $509.3 million in 2023, resulting in a $6.5 million increase in interest expense. The average rate paid on savings and money market accounts increased 57 basis points to 2.39% from 1.82% in 2023, while the average balance of those accounts increased $11.4 million, or 4.2%, to $285.9 million in 2024 compared to $274.5 million in 2023, resulting in a $1.8 million increase in interest expense. The average balance of interest-bearing checking accounts decreased $6.1 million, or 4.1%, to $141.9 million in 2024 from $148.0 million in 2023, while the average rate paid on interest-bearing checking accounts increased 42 basis points to 1.13% in 2024 from 0.71% in 2023, resulting in a $555,000 increase in interest expense. Interest expense on borrowings, consisting solely of FHLB advances, increased $3.1 million, or 45.1%, due to a 75 basis point increase in the average rate paid to 3.93% in 2024 from 3.18% in 2023, and a $37.9 million, or 17.4%, increase in the average balance of borrowings to $256.0 million in 2024 from $218.0 million in 2023.

Net Interest Income. Net interest income before the provision for credit losses increased $1.0 million, or 2.8%, to $38.7 million in 2024 compared to $37.7 million in 2023, primarily due to growth in interest-earning assets, which more than offset the impact of a lower net interest margin. Our net interest margin in 2024 was 2.67%, a decrease of 11 basis points compared to 2023, as the rate paid on interest-bearing liabilities rose faster than the yield on interest-earning assets.

Between March 2022 and July 2023, in response to elevated inflation, the Federal Open Market Committee ("FOMC") of the Federal Reserve increased interest rates by a total of 525 basis points, bringing the target range to 5.25% to 5.50%. On September 18, 2024, the FOMC reduced the target range to 4.75% to 5.00%, marking the first rate cut since March 2020. This was followed by additional reductions of 25 basis points in both November and December 2024, bringing the target range down to 4.25% to 4.50% as of year-end. These rate cuts were implemented in response to signs of economic softening, including a cooling labor market and moderating inflation. While interest income benefited from the repricing impact of the higher interest rate environment on earning asset yields earlier in the year, these benefits were offset by the higher cost of interest-bearing deposit accounts and borrowings, which tend to reprice or reset faster than assets. The gradual rate reductions in late 2024 began to ease funding cost pressures; however, competitive deposit pricing and the lag in asset yield adjustments limited the immediate benefit to net interest income.

Provision for Credit Losses. The provision for credit losses in 2024 was $550,000, an $18,000, or 3.4%, increase compared to $532,000 in 2023. The provision for credit losses reflects the amount required to maintain the allowance for credit losses at an appropriate level based upon management's evaluation of the adequacy of collective and individual loss reserves. Net charge-offs during 2024 were $1.5 million, compared to net charge-offs of $678,000 in 2023. The allowance for credit losses on loans and leases as a percentage of the total loan and lease portfolio was 1.34% at year-end 2024, compared to 1.42% at year-end 2023. Net charge-offs in 2024 equaled 0.13% of total average loans and leases outstanding compared to net charge-offs of 0.06% of total average loans and leases outstanding in 2023.

Non-interest Income. Total non-interest income increased $147,000, or 3.2%, to $4.8 million for 2024 compared to $4.6 million for 2023. The increase was primarily driven by an increase in service charges on deposit accounts of $124,000, or 11.1%, to $1.2 million in 2024 from $1.1 million in 2023, due to higher transaction activity and account maintenance fees, coupled with year-over-year deposit growth. Other income increased $45,000, or 3.5%, to $1.3 million in 2024 as compared to 2023, due to increased wealth management income. Net gains on loan and lease sales increased $37,000, or 7.1%, to $555,000 in 2024 as compared to 2023, due to increased mortgage banking activity resulting from a decrease in market interest rates during the second half of 2024 and improved housing inventory. Loan and lease servicing fees increased $15,000, or 3.4%, to $463,000 in 2024 as compared to 2023, due to increased mortgage originations. Partially offsetting these increases were net losses recognized on the sale of securities available-for-sale of $51,000, compared to no losses or gains recognized in 2023. In addition, card fee income decreased $22,000, or 1.7%, due to lower contract fees in 2024 as compared to 2023.

Non-interest Expenses. Total non-interest expense increased $1.3 million, or 4.3%, to $32.1 million during 2024 compared to 2023, primarily due to increases in salaries and employee benefits, deposit insurance expense, data processing fees, and legal and professional fees, partially offset by decreases in equipment expenses and other expenses.

Salaries and employee benefits increased $909,000, or 5.2%, to $18.3 million in 2024 from $17.4 million in 2023, primarily due to higher health insurance and compensation costs. Deposit insurance expense increased $367,000, or 31.6%, to $1.5 million in 2024 from $1.2 million in 2023, due to a change in our asset and deposit mix. Data processing fees increased $267,000, or 8.0%, to $3.6 million in 2024 from $3.3 million in 2023, primarily due to increased software and core provider expenses. Legal and professional fees increased $224,000, or 14.0%, to $1.8 million in 2024 from $1.6 million in 2023, primarily due to other professional service expenses related to auditing and internal process enhancements. Equipment expenses decreased $201,000, or 17.8%, to $927,000 in 2024 from $1.1 million in 2023, primarily due to reduced depreciation expense. Other expenses decreased $264,000, or 6.7%, to $3.7 million in 2024 from $3.9 million in 2023, primarily due to a decrease in loan closing expenses and reduced losses due to fraud.

Income Tax Expense. Income tax expense decreased $30,000 in 2024 compared to 2023. This decrease in income tax expense was primarily due to pretax income decreasing $139,000, or 1.3%. The effective tax rate for the year ended 2024 was 13.7% compared to 13.8% in 2023.

Average Balances, Interest and Average Yields/Cost

The following tables set forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin (otherwise known as net yield on interest-earning assets), and the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances have been calculated using daily balances. Average balances of loans and leases receivable include loans held for sale. Non-accruing loans have been included in the table as loans carrying a zero yield. Loan fees are included in interest income on loans and are not material.

	Years Ended December 31,					
	2024			2023		
	Average Balance Outstanding	Interest Earned/ Paid	Yield/ Rate	Average Balance Outstanding	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans and leases receivable	$1,145,973	$ 71,596	6.25 %	$1,044,471	$ 58,794	5.63 %
Securities	273,706	6,871	2.51 %	285,600	7,203	2.52 %
FHLB stock	13,863	1,232	8.89 %	10,750	851	7.92 %
Cash and cash equivalents and other	18,002	827	4.59 %	13,728	562	4.09 %
Total interest-earning assets	1,451,544	80,526	5.55 %	1,354,549	67,410	4.98 %
Non-earning assets	41,860			45,212		
Total assets	1,493,404			1,399,761		
Interest-bearing liabilities:						
Savings and money market accounts	285,946	6,833	2.39 %	274,497	4,989	1.82 %
Interest-bearing checking accounts	141,902	1,609	1.13 %	147,964	1,054	0.71 %
Certificate accounts	557,216	23,309	4.18 %	509,316	16,767	3.29 %
Borrowings	255,969	10,068	3.93 %	218,025	6,938	3.18 %
Total interest-bearing liabilities	1,241,033	41,819	3.37 %	1,149,802	29,748	2.59 %
Noninterest-bearing demand deposits	105,356			107,192		
Other liabilities	13,696			13,924		
Stockholders' equity	133,319			128,843		
Total liabilities and stockholders' equity	1,493,404			1,399,761		
Net interest income		$ 38,707			$ 37,662	
Net earning assets	$ 210,511			$ 204,747		
Net interest rate spread[1]			2.18 %			2.39 %
Net interest margin[2]			2.67 %			2.78 %
Average interest-earning assets to average interest-bearing liabilities	116.96 %			117.81 %		

_____

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2024 vs. 2023		
	Increase/ (decrease) due to		Total increase/ (decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans and leases receivable	$ 5,707	$ 7,095	$ 12,802
Securities	(305)	(27)	(332)
FHLB stock	247	134	381
Cash and cash equivalents and other	175	90	265
Total interest-earning assets	$ 5,824	$ 7,292	$ 13,116
Interest-bearing liabilities:			
Savings and money market accounts	$ 209	$ 1,635	$ 1,844
Interest-bearing checking accounts	(43)	598	555
Certificate accounts	1,578	4,964	6,542
Borrowings	1,208	1,922	3,130
Total interest-bearing liabilities	$ 2,952	$ 9,119	$ 12,071
Change in net interest income			$ 1,045

Capital and Liquidity

Capital. Shareholders' equity totaled $132.9 million at December 31, 2024 and $134.9 million at December 31, 2023. In addition to net income of $9.4 million, other sources of capital during 2024 included $661,000 related to the allocation of ESOP shares during the year and $1.5 million related to stock-based compensation. Uses of capital during 2024 included $5.7 million of dividends paid on common stock, $5.0 million of stock repurchases, and an increase in AOCL of $2.8 million. The increase in AOCL primarily was due to the reduction in mark-to-market values associated with the Company's available-for-sale investment securities portfolio.

We paid regular quarterly cash dividends of $0.14 per common share during both 2024 and 2023. This equates to a dividend payout ratio of 60.8% in 2024 and 62.4% in 2023. We currently expect to continue the current practice of paying quarterly cash dividends on common stock subject to the Board of Directors' discretion to modify or terminate this practice at any time and for any reason without prior notice. Assuming continued payment during 2025 at the current dividend rate of $0.14 per share, our average total dividend paid each quarter would be approximately $1.5 million based on the number of our current outstanding shares at December 31, 2024. The amount of dividends, if any, we may pay may be limited as more fully discussed in "Note 18: Regulatory Capital" in the accompanying notes to consolidated financial statements contained in Item 8 of this Form 10-K.

Stock Repurchase Plans. From time to time, our Board of Directors has authorized stock repurchase plans. In general, stock repurchase plans allow us to proactively manage our capital position and return excess capital to shareholders. Shares purchased under such plans also provide us with shares of common stock necessary to satisfy obligations related to stock compensation awards. On June 6, 2023, the Company announced that the Board of Directors approved an amendment to the Company's existing stock repurchase program authorizing the purchase of up to 321,386 shares of the Company's issued and outstanding common stock in addition to the 827,554 shares that remained available for the repurchase at that date under the existing program, and extended the stock repurchase program's expiration date to June 6, 2024, unless completed sooner. On May 16, 2024, the Company announced that the Board of Directors approved an extension of the Company's existing stock repurchase program, now set to expire on June 6, 2025.

As of December 31, 2024, the Company had approximately 472,944 shares available for repurchase under its existing stock repurchase program. The repurchase program does not obligate the Company to purchase any particular number of shares. See Part II, Item 5 - "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Liquidity. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets and its access to alternative sources of funds. The objective of our liquidity management is to manage cash flow and liquidity reserves so that they are adequate to fund our operations and to meet obligations and other commitments on a timely basis and at a reasonable cost. We seek to achieve this objective and ensure that funding needs are met by maintaining an appropriate level of liquid funds through asset/liability management, which includes managing the mix and time to maturity of financial assets and financial liabilities on our balance sheet. Our liquidity position is enhanced by our ability to raise additional funds as needed in the wholesale markets.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets generally include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, sales of fixed rate residential mortgage loans in the secondary market, and federal funds sold and resell agreements. Liability liquidity generally is provided by access to funding sources which include core deposits and advances from the FHLB and other borrowing relationships with third party financial institutions.

Our liquidity position is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Liquidity risk management is an important element in our asset/liability management process. We regularly model liquidity stress scenarios to assess potential liquidity outflows or funding problems resulting from economic disruptions, volatility in the financial markets, unexpected credit events or other significant occurrences deemed problematic by management. These scenarios are incorporated into our contingency funding plan, which provides the basis for the identification of our liquidity needs.

As of December 31, 2024, we had approximately $10.1 million held in an interest-bearing account at the Federal Reserve. We also have the ability to borrow funds as a member of the FHLB. As of December 31, 2024, based upon available, pledgeable collateral, our total remaining borrowing capacity with the FHLB was approximately $106.9 million. Furthermore, at December 31, 2024, we had approximately $179.7 million in securities that were unencumbered by a pledge and could be used to support additional borrowings through repurchase agreements or the Federal Reserve discount window, as needed. As of December 31, 2024, management is not aware of any events that are reasonably likely to have a material adverse effect on our liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity that would have a material adverse effect on us.

In the ordinary course of business we have entered into contractual obligations and have made other commitments to make future payments. Refer to the accompanying notes to consolidated financial statements elsewhere in this report for the expected timing of such payments as of December 31, 2024. These include payments related to (i) long-term borrowings (Note 11: Federal Home Loan Bank Advances), (ii) time deposits with stated maturity dates (Note 10: Deposits) and (iii) commitments to extend credit and standby letters of credit (Note 14: Commitments and Contingent Liabilities).

We also incur capital expenditures on an ongoing basis to expand and improve our product offerings, enhance and modernize our technology infrastructure, and to introduce new technology-based products to compete effectively in our markets. We evaluate capital expenditure projects based on a variety of factors, including expected strategic impacts (such as forecasted impact on revenue growth, productivity, expenses, service levels and customer retention) and our expected return on investment. The amount of capital investment is influenced by, among other things, current and projected demand for our services and products, cash flow generated by operating activities, cash required for other purposes and regulatory considerations. Based on our current capital allocation objectives for 2025, management does not expect cash expenditures for capital investment in premises and equipment to have a material effect on our liquidity, capital resources or operations.

Richmond Mutual Bancorporation is a separate legal entity from First Bank Richmond and must provide for its own liquidity. In addition to its own operating expenses, Richmond Mutual Bancorporation is responsible for paying for any stock repurchases, dividends declared to its stockholders and other general corporate expenses. Since Richmond Mutual Bancorporation is a holding company and does not conduct operations, its primary sources of liquidity are interest on investment securities purchased with proceeds from our initial public offering, dividends up streamed from First Bank Richmond and borrowings from outside sources. Banking regulations may limit the amount of dividends that may be paid to us by First Bank Richmond. "Note 18: Regulatory Capital" in the accompanying notes to consolidated financial statements contained in Part II, Item 8 and "How We Are Regulated - Dividends" contained in Part I, Item I of this Form 10-K. At December 31, 2024, Richmond Mutual Bancorporation, on an unconsolidated basis, had $5.5 million in cash, noninterest-bearing deposits and liquid investments generally available for its cash needs.

See also the "Consolidated Statements of Cash Flows" included in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K for further information.

Regulatory Capital Requirements. First Bank Richmond is subject to minimum capital requirements imposed by the FDIC. The FDIC may require us to have additional capital above the specific regulatory levels if it believes we are subject to increased risk due to asset problems, high interest rate risk and other risks. At December 31, 2024, First Bank Richmond's regulatory capital exceeded the FDIC regulatory requirements, and First Bank Richmond was well-capitalized under regulatory prompt corrective action standards. Consistent with our goals to operate a sound and profitable organization, our policy is for First Bank Richmond to maintain well-capitalized status.

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Categorized as "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024			(Dollars in thousands)			
Total risk-based capital (to risk weighted assets)	$ 181,415	14.2 %	$ 102,014	8.0 %	$ 127,518	10.0 %
Tier 1 risk-based capital (to risk weighted assets)	165,471	13.0	76,511	6.0	102,014	8.0
Common equity tier 1 capital (to risk weighted assets)	165,471	13.0	57,383	4.5	82,887	6.5
Tier 1 leverage (core) capital (to adjusted tangible assets)	165,471	10.7	61,579	4.0	76,974	5.0
As of December 31, 2023						
Total risk-based capital (to risk weighted assets)	$ 174,938	14.1 %	$ 99,247	8.0 %	$ 124,059	10.0 %
Tier 1 risk-based capital (to risk weighted assets)	159,409	12.8	74,435	6.0	99,247	8.0
Common equity tier 1 capital (to risk weighted assets)	159,409	12.8	55,826	4.5	80,638	6.5
Tier 1 leverage (core) capital (to adjusted tangible assets)	159,409	10.6	59,931	4.0	74,914	5.0

Pursuant to the capital regulations of the FDIC and the other federal banking agencies, First Bank Richmond must maintain a capital conservation buffer consisting of additional common equity tier 1 ("CET1") capital greater than 2.5% of risk-weighted assets above the required minimum levels of risk-based CET1 capital, tier 1 capital and total capital in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses. At December 31, 2024, the Bank's CET1 capital exceeded the required capital conservation buffer.

For a bank holding company with less than $3.0 billion in assets, the capital guidelines apply on a bank only basis and the Federal Reserve Board expects the holding company's subsidiary banks to be well capitalized under the prompt corrective action regulations. If Richmond Mutual Bancorporation was subject to regulatory guidelines for bank holding companies with $3.0 billion or more in assets, at December 31, 2024, it would have exceeded all regulatory capital requirements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Management of Market Risk

Our most significant form of market risk is interest rate risk as the majority of our assets and liabilities are sensitive to changes in interest rates. A principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Committee is responsible for evaluating the interest rate risk inherent in our balance sheet, for determining the appropriate level of risk given our business strategy, operating environment, capital and liquidity, and for managing this risk consistent with our policies and guidelines.

Our strategy attempts to manage the impact of changes in interest rates on net interest income, which is our primary source of earnings. Among the actions taken are:

- Originate commercial and commercial real estate loans, which generally have shorter terms and higher yields than owner-occupied one-to four-family residential real estate loans.

- Sell substantially all longer-term fixed-rate residential real estate loans in the secondary market.

- Cultivate stable deposit relationships with business and consumer customers.

- Acquire longer-term, fixed-rate borrowings when appropriate to reduce our sensitivity to changing interest rates.

Interest Rate Risk. The Asset/Liability Committee monitors First Bank Richmond's interest rate risk ("IRR") position and meets quarterly to review pricing, liquidity needs, and to assess our interest rate risk. We currently utilize a third-party modeling program prepared quarterly to evaluate our sensitivity to changing interest rates.

The table below sets forth, as of December 31, 2024, the calculation of the estimated changes in our net interest income that results from the designated immediate changes in the United States Treasury yield curve.

Change in Interest Rates (basis points)[1]	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+300	$ 38,369	(0.86)%
+200	38,524	(0.46)
+100	38,586	(0.30)
Level	38,702	—
-100	38,963	0.67
-200	39,248	1.41
-300	39,602	2.33

_____
(1) Assumes an immediate uniform change in interest rates at all maturities.

Economic Value of Equity. Interest rate risk is monitored through the use of a simulation model that also estimates the amounts by which the fair value of our assets and liabilities (Economic Value of Equity, or "EVE") would change in the event of a range of assumed changes in market interest rates. The reports that are prepared quarterly in the simulation assist the Asset/ Liability Committee in measuring and monitoring interest rate risk over a longer-term than the interest rate risk model does when looking at earnings simulations.

The table below sets forth, as of December 31, 2024, the estimated changes in our EVE that would result from instantaneous changes in market interest rates. This table assumes an instantaneous uniform change in interest rates at all maturities.

Basis Point ("bp") Change in Interest Rates[1]	Estimated EVE[2]	Estimated Increase (Decrease) in EVE	
		Amount	Percent
		(Dollars in thousands)	
+300	$ 99,472	$ (43,245)	(30.30)%
+200	115,432	(27,285)	(19.12)
+100	127,778	(14,939)	(10.47)
Level	142,717	—	—
-100	157,523	14,806	10.37
-200	178,450	35,733	25.04
-300	191,163	48,446	33.95

_____
(1)   Assumes an instantaneous uniform change in interest rates at all maturities.
(2)   EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

In evaluating our exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or re-pricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring our exposure to interest rate risk.

The Asset/Liability Committee annually reviews reinvestment rate assumptions, along with the betas used in the IRR and EVE modeling. We generally manage our balance sheet based on potential changes to net interest income under various rate scenarios. The EVE ratio is useful in long-term planning; but management gives more weight to changes in net interest income under various rate scenarios. IRR projections are tested annually, and the model is subject to a third-party review annually.

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee
Richmond Mutual Bancorporation, Inc.
Richmond, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Richmond Mutual Bancorporation, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans and Leases – Qualitative Adjustments

As described in Note 5 to the consolidated financial statements, the Company's allowance for credit losses on loans and leases (ACL) was approximately $15,791,000 as of December 31, 2024. The ACL is established for current expected credit losses on the Company's loan and lease portfolios.

The Company estimates expected future losses for the loan's entire contractual term, taking into account expected payments when appropriate. The ACL is an estimation based on management's evaluation of expected losses related to the Company's financial assets measured at amortized cost. It considers relevant available information from internal and external sources relating to the historical loss experience, current conditions and reasonable and supportable forecasts for the Company's outstanding loan and lease balances. The Company utilizes a cash flow analysis method of estimating expected losses, which relies on key inputs and assumptions. Significant factors affecting the calculation are the segmenting of loans and leases based upon similar risk characteristics, applied loss rates based upon reasonable and supportable forecasts, and contractual term adjustments, including prepayment and curtailment adjustments. To ensure the ACL is maintained at an adequate level, a detailed analysis is performed on a quarterly basis, with an appropriate provision made to adjust the ACL. Qualitative adjustments are applied to each collectively segmented pool to appropriately capture differences in current or expected qualitative risk characteristics.

We identified the qualitative adjustments component of the ACL as a critical audit matter. The qualitative adjustments component involves a high degree of auditor subjectivity in evaluating management's estimates, such as evaluating management's assessment of economic conditions and other external factors used to determine the qualitative adjustments.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- Gaining an understanding of controls over the qualitative adjustments used in the ACL calculation including controls addressing the:

  - Determination of qualitative adjustments for each loan and lease segment.

  - Completeness and accuracy of the inputs to the qualitative adjustments applied to each loan and lease segment in the ACL calculation.

- Substantively testing management's determination of the qualitative adjustments used in the ACL calculation, including:

  - Testing management's process for developing the qualitative adjustments, which included assessing the relevance and reliability of data used to develop the qualitative adjustments, and included evaluating management's judgments and assumptions for reasonableness. Among other procedures, our evaluation considered evidence from internal and external sources.

  - Performing a qualitative factor sensitivity analysis.

  - Evaluating the qualitative adjustments for directional consistency, testing the qualitative adjustments for reasonableness, and obtaining evidence for significant changes.

  - Testing the mathematical accuracy of the qualitative adjustments applied to the loan segments in the ACL calculation.

/s/ FORVIS MAZARS, LLP

Forvis Mazars, LLP

We have served as the Company's auditor since at least 1982; however, an earlier year cannot be determined.

Indianapolis, Indiana
March 27, 2025

Richmond Mutual Bancorporation, Inc.

Consolidated Balance Sheets
December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Assets		
Cash and due from banks	$ 8,986,540	$ 8,578,489
Interest-bearing demand deposits	12,770,650	11,661,636
Cash and cash equivalents	21,757,190	20,240,125
Interest-bearing time deposits	300,000	—
Investment securities - available for sale	258,191,630	282,688,326
Investment securities - held to maturity	3,497,913	4,949,530
Loans held for sale	1,092,920	793,500
Loans and leases, net of allowance for credit losses of $15,790,885 and $15,663,153, respectively	1,158,879,008	1,090,073,198
Premises and equipment, net	12,922,028	13,311,892
Federal Home Loan Bank stock	13,907,100	12,647,100
Interest receivable	6,030,000	5,843,705
Mortgage-servicing rights	1,950,504	1,945,367
Cash surrender value of life insurance	3,856,494	3,764,929
Other assets	22,490,073	24,766,129
Total assets	$ 1,504,874,860	$ 1,461,023,801
Liabilities		
Noninterest-bearing deposits	$ 110,105,973	$ 114,376,777
Interest-bearing deposits	983,833,884	926,763,134
Total deposits	1,093,939,857	1,041,139,911
Federal Home Loan Bank advances	265,000,000	271,000,000
Advances by borrowers for taxes and insurance	590,439	588,371
Interest payable	4,831,674	4,396,952
Other liabilities	7,641,130	9,038,991
Total liabilities	1,372,003,100	1,326,164,225
Commitments and Contingent Liabilities	—	—
Stockholders' Equity		
Common stock, $0.01 par value		
Authorized - 90,000,000 shares		
Issued and outstanding - 10,814,960 shares and 11,208,500 shares at December 31, 2024 and 2023, respectively	108,150	112,085
Additional paid-in capital	97,709,231	101,347,566
Retained earnings	91,582,986	87,902,747
Unearned employee stock ownership plan (ESOP)	(10,722,410)	(11,457,726)
Accumulated other comprehensive loss	(45,806,197)	(43,045,096)
Total stockholders' equity	132,871,760	134,859,576
Total liabilities and stockholders' equity	$ 1,504,874,860	$ 1,461,023,801

See Notes to Consolidated Financial Statements

Richmond Mutual Bancorporation, Inc.

Consolidated Statements of Income
Years Ended December 31, 2024 and 2023

	2024	2023
Interest Income		
Loans and leases	$ 71,596,350	$ 58,793,495
Investment securities	8,103,183	8,054,095
Other	826,661	562,323
Total interest income	80,526,194	67,409,913
Interest Expense		
Deposits	31,750,966	22,809,866
Borrowings	10,068,067	6,937,656
Total interest expense	41,819,033	29,747,522
Net Interest Income	38,707,161	37,662,391
Provision for credit losses	550,265	531,974
Net Interest Income After Provision for Credit Losses	38,156,896	37,130,417
Non-interest Income		
Service charges on deposit accounts	1,238,661	1,115,079
Card fee income	1,236,692	1,258,718
Loan and lease servicing fees, including mortgage servicing right impairment	463,337	448,027
Net loss on securities (includes $(50,698) and $0, respectively, related to accumulated other comprehensive loss reclassifications)	(50,698)	—
Net gains on loan and lease sales	554,546	517,883
Other income	1,315,614	1,271,072
Total non-interest income	4,758,152	4,610,779
Non-interest Expenses		
Salaries and employee benefits	18,348,049	17,438,599
Net occupancy expenses	1,354,982	1,333,625
Equipment expenses	926,548	1,127,770
Data processing fees	3,615,221	3,348,543
Deposit insurance expense	1,530,500	1,163,060
Printing and office supplies	170,282	163,339
Legal and professional fees	1,822,092	1,598,453
Advertising expense	377,787	385,471
Bank service charges	230,410	204,161
Real estate owned expense	22,653	58,759
Other expenses	3,652,828	3,916,699
Total non-interest expenses	32,051,352	30,738,479
Income Before Income Tax Expense	10,863,696	11,002,717
Provision for income taxes (includes $(10,647) and $0, respectively, related to income tax expense from reclassification of items)	1,486,348	1,515,881
Net Income	$ 9,377,348	$ 9,486,836
Earnings Per Share		
Basic	$ 0.93	$ 0.91
Diluted	$ 0.92	$ 0.91

See Notes to Consolidated Financial Statements

Richmond Mutual Bancorporation, Inc.

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2024 and 2023

	2024	2023
Net Income	$ 9,377,348	$ 9,486,836
Other Comprehensive (Loss) Income		
Unrealized (loss) gain on available-for-sale securities, net of tax benefit (expense) of $744,610 and $(1,782,629), respectively	(2,801,152)	6,706,079
Less: reclassification adjustment for realized losses included in net income, net of tax expense of $(10,647) and $0, respectively	(40,051)	—
Total Other Comprehensive (Loss) Income	(2,761,101)	6,706,079
Comprehensive Income	$ 6,616,247	$ 16,192,915

See Notes to Consolidated Financial Statements

Richmond Mutual Bancorporation, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Common Stock		Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total
	Shares Outstanding	Amount					
Balances, December 31, 2022	11,784,246	$ 117,842	$ 106,088,897	$ 88,122,052	$ (12,193,043)	$ (49,751,175)	$ 132,384,573
Impact of ASU 2016-13 adoption	—	—	—	(3,785,168)	—	—	(3,785,168)
Balances, January 1, 2023	11,784,246	117,842	106,088,897	84,336,884	(12,193,043)	(49,751,175)	128,599,405
Net income	—	—	—	9,486,836	—	—	9,486,836
Other comprehensive income, net of tax expense	—	—	—	—	—	6,706,079	6,706,079
ESOP shares earned	—	—	(123,772)	—	735,317	—	611,545
Stock based compensation	—	—	1,627,203	—	—	—	1,627,203
Common stock dividends ($0.56 per share)	—	—	—	(5,920,973)	—	—	(5,920,973)
Repurchase of common stock	(575,746)	(5,757)	(6,244,762)	—	—	—	(6,250,519)
Balances, December 31, 2023	11,208,500	112,085	101,347,566	87,902,747	(11,457,726)	(43,045,096)	134,859,576
Net income	—	—	—	9,377,348	—	—	9,377,348
Other comprehensive loss, net of tax benefit	—	—	—	—	—	(2,761,101)	(2,761,101)
ESOP shares earned	—	—	(74,344)	—	735,316	—	660,972
Forfeiture of restricted stock awards	(400)	(4)	4	—	—	—	—
Stock based compensation	—	—	1,474,062	—	—	—	1,474,062
Exercise of stock options[1]	1,952	20	(32)	—	—	—	(12)
Common stock dividends ($0.56 per share)	—	—	—	(5,697,109)	—	—	(5,697,109)
Repurchase of common stock	(395,092)	(3,951)	(5,038,025)	—	—	—	(5,041,976)
Balances, December 31, 2024	10,814,960	$ 108,150	$ 97,709,231	$ 91,582,986	$ (10,722,410)	$ (45,806,197)	$ 132,871,760

See Notes to Consolidated Financial Statements

---

[1] The amount shown represents the number of shares issued in net-settled option transactions where some shares are netted from a portion of the exercises.

Richmond Mutual Bancorporation, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Operating Activities		
Net income	$ 9,377,348	$ 9,486,836
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for credit losses	550,265	531,974
Depreciation and amortization	850,244	975,813
Deferred income tax	158,285	641,148
Stock based compensation	1,474,062	1,627,203
Investment securities amortization, net	943,315	1,136,167
Net loss on sale of investment securities available for sale	50,698	—
Net gains on loan and lease sales	(554,546)	(517,883)
Loss on sale of real estate owned	7,050	4,042
Gain on sale of premises and equipment	(6,000)	(1,800)
Accretion of loan origination fees	(767,469)	(945,579)
Amortization of mortgage-servicing rights	192,807	213,891
ESOP shares expense	660,972	611,545
Increase in cash surrender value of life insurance	(91,565)	(90,430)
Loans originated for sale	(26,266,889)	(19,829,819)
Proceeds on loans sold	26,566,309	20,149,619
Net change in		
Interest receivable	(186,295)	(1,133,224)
Other assets	2,757,010	(1,986,401)
Other liabilities	(1,397,861)	(1,786,506)
Interest payable	434,722	3,027,601
Net cash provided by operating activities	14,752,462	12,114,197
Investing Activities		
Net change in interest-bearing time deposits	(300,000)	490,000
Purchases of securities available for sale	(7,501,450)	(11,242,380)
Proceeds from maturities and paydowns of securities available for sale	20,603,526	20,810,919
Proceeds from sales of securities available for sale	6,907,932	—
Proceeds from maturities and paydowns of securities held to maturity	1,449,228	1,718,044
Net change in loans	(68,868,279)	(131,955,234)
Proceeds from sales of real estate owned	125,109	963,871
Purchases of premises and equipment	(460,380)	(619,209)
Proceeds from sale of premises and equipment	6,000	1,800
Purchases of FHLB stock	(1,260,000)	(2,699,800)
Net cash used in investing activities	(49,298,314)	(122,531,989)
Financing Activities		
Net change in		
Demand and savings deposits	23,730,746	(21,513,087)
Certificates of deposit	29,069,200	57,392,228
Advances by borrowers for taxes and insurance	2,068	28,175
Proceeds from FHLB advances	288,500,000	541,500,000
Repayment of FHLB advances	(294,500,000)	(450,500,000)
Repurchase of common stock	(5,041,976)	(6,250,519)
Proceeds from stock option exercises	(12)	—
Dividends paid	(5,697,109)	(5,920,973)
Net cash provided by financing activities	36,062,917	114,735,824
Net Change in Cash and Cash Equivalents	1,517,065	4,318,032
Cash and Cash Equivalents, Beginning of Period	20,240,125	15,922,093
Cash and Cash Equivalents, End of Period	$ 21,757,190	$ 20,240,125
Additional Cash Flows and Supplementary Information		
Interest paid	$ 41,384,311	$ 26,719,921
Income tax paid	(406,837)	2,050,000
Transfers from loans to other real estate owned	37,435	1,053,040

See Notes to Consolidated Financial Statements

Richmond Mutual Bancorporation, Inc.

Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Table Dollar Amounts in Thousands, Except Per Share Amounts)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

On July 1, 2019, Richmond Mutual Bancorporation, Inc., a Delaware corporation ("RMB-Delaware"), completed its reorganization from a mutual holding company form of organization to a stock form of organization ("corporate reorganization"). RMB-Delaware, which owned 100% of First Bank Richmond (the "Bank" or "First Bank"), was succeeded by Richmond Mutual Bancorporation, Inc., a new Maryland corporation (the "Company"). As part of the corporate reorganization, First Mutual of Richmond, Inc.'s (the "MHC") ownership interest in RMB-Delaware was sold in a public offering. Gross proceeds from the offering were $130.3 million. In conjunction with the corporate reorganization, the Company contributed 500,000 shares and $1.25 million of cash to a newly formed charitable foundation, First Bank Richmond, Inc. Community Foundation (the "Foundation"). Additionally, a "liquidation account" was established for the benefit of certain depositors of the Bank in an amount equal to the MHC's ownership interest in the retained earnings of RMB-Delaware as of December 31, 2017 and March 31, 2019.

First Bank, headquartered in Richmond, Indiana, is a state-chartered commercial bank. Established in 1887 as a mutual savings and loan, it became a federal mutual savings and loan in 1935, operating as First Federal Savings and Loan Association of Richmond. In 1993, the Bank operated as First Bank Richmond, S. B. after converting to a state-chartered mutual savings bank. It transitioned to a national bank charter in 1998 as part of a mutual holding company reorganization. In 2007, its holding company, Richmond Mutual Bancorporation-Delaware, acquired Mutual Federal Savings Bank in Sidney, Ohio. Mutual Federal operated independently until 2016, when it merged with First Bank Richmond to streamline operations. In 2017, the Bank converted to an Indiana state-chartered commercial bank and adopted the name First Bank Richmond, while continuing to operate in Ohio under the name Mutual Federal, a division of First Bank Richmond.

First Bank generates commercial, mortgage and consumer loans and leases, and receives deposits from customers located primarily in Wayne and Shelby Counties in Indiana, and Shelby, Miami, and Franklin Counties in Ohio. First Bank's loans and leases are generally secured by specific items of collateral including real property, consumer assets and business assets. When the word "loan" or "loans" is used in these financial statements it includes leases, unless the context indicates otherwise.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses.

Consolidation - The consolidated financial statements include the accounts of the Company and First Bank and their direct and indirect subsidiaries after elimination of all material intercompany transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity or not classified as trading are classified as available for sale.

Debt securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. Equity securities are carried at fair value with changes in unrealized gains and losses recognized through net income. Trading account securities are held for resale in anticipation of short-term market movements and are valued at fair value. Gains and losses, both realized and unrealized, are included in other income.

The Company accounts for recognition and presentation of impaired securities in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Code ("ASC") 326. When an impairment has occurred, it is determined whether or not the impairment is due to credit or non-credit related factors. If it is determined that the impairment is credit-related, then it must also be determined if the Company has the intent to sell the security or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of these factors are present, then the impairment will be recognized in earnings with a corresponding adjustment to the amortized cost basis of the security. If the Company does not intend to sell the security and it is more likely than not that the sale of the security will not be required before recovery of its amortized cost basis, the present values of expected cash flows to be collected from the security will be compared against the amortized cost basis of the security. If the amortized cost basis of the security is greater than the present cash flows expected, a credit loss would exist and it would determine the amount of allowance, if any, that would be deemed needed. A needed allowance would result in an allowance recognized on the balance sheet with a corresponding adjustment to earnings.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Purchased premiums and discounts on collateralized mortgage obligations (CMOs), real estate mortgage investment conduits (REMICs) and other mortgage related securities are amortized or accreted using the effective interest method. The period of amortization used is estimated based on anticipated principal prepayments. Differences between anticipated and actual prepayments result in adjustments which are charged or credited to income as an adjustment to yield. For classification purposes, REMICs are grouped with mortgage-backed securities.

Leases - Lease financing consists of direct financing leases. Direct financing leases are carried at cost. Cost is defined as the total minimum lease payments receivable and the estimated residual value of the leased property, less the amount of unearned income. Unearned income on direct financing leases is recognized as income over the term of the lease using a method that approximates the interest method.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for credit losses on loans, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

For all loan classes, the accrual of interest is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. For all loan classes, the entire balance of the loan is considered past due if the minimum payment contractually required to be paid is not received by the contractual due date. For all loan classes, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

For all loan portfolio segments except residential and consumer loans, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For collateral dependent loans, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance, which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value, less costs to sell when the loan is 120 days past due, charge-off of unsecured open-end loans when the loan is 90 days past due, and charge down to the net realizable value when other secured loans are 90 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

For all classes, all interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

Loans modified to borrowers experiencing financial difficulty recognize interest income on an accrual basis at the renegotiated rate or terms, provided the loan is in compliance with the modified terms. If determined that the modified loan or lease is less than the recorded investment in the loan, a charge-off is recognized to the allowance for credit losses on loans and leases.

Allowance for Credit Losses - The allowance for credit losses is established for current expected credit losses on the Company's loan and lease portfolios in accordance with ASC Topic 326. Losses are estimated to have occurred through a provision for credit losses charged to income. Credit losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is evaluated on a regular basis by management and is maintained at a level believed to be adequate to absorb expected credit losses within the Company's loan and lease portfolio. In evaluating the allowance, management considers all relevant information available, from internal and external sources relating to historical experience, current conditions, and reasonable and supportable forecasts. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of collectively pooled and individually evaluated components. "Collectively pooled" refers to loans and leases grouped based upon similar risk characteristics. Quantitative methodologies and qualitative adjustments are applied to each pooled segment. The Company has identified eight segments of loans and leases which are collectively pooled based on similar risk characteristics.

The allowance for credit losses on pooled loans and leases is estimated based upon periodic review of the loan and lease portfolio. The Company utilizes a cash flow ("CF") model to estimate the portion of quantitative allowance reserve for collectively pooled loans and leases. CF models allow for effective incorporation of reasonable and supportable forecasts in a consistent manner. If inadequate information is available to perform CF modeling for a collective pool, the Company uses the Remaining Life Method ("RLM") as a substitute. The RLM uses periodic charge-off rates and applies those rates to the projected balances over the remaining life of the loan or lease.

Accrued interest receivable is excluded from the calculation of the allowance for credit losses, as the Company's policy is to write off accrued interest promptly when deemed uncollectible by reversing interest income.

Key inputs into the CF model include loan and lease-level information, such as the amortized cost basis of individual loans and leases, prepayment and curtailment rates for the collective pool, and forecasted loss drivers. The Company uses prepayment and curtailment rates based upon studies done using internal historical information, or benchmarked rates from external sources when the Company's own historical data is not sufficient. When estimating for credit loss, the Company forecasts the first four quarters of the credit loss estimate and reverts to a long-run average of each considered factor. The Company develops its reasonable and supportable forecasts using economic data, such as gross domestic product and unemployment rate.

For all collectively pooled segments, qualitative adjustments are applied to capture differences in current or expected qualitative risk characteristics. In assessing estimated credit losses, management considers any changes in the following factors and how they relate to the Company's current lending environment: (i) lending policies, procedures, and strategies, (ii) the nature and volume of the portfolio, (iii) international, national, regional, and local conditions, (iv) the experience, depth, and ability of lending management, (v) the volume and severity of past due loans, (vi) the quality of the loan and lease review system, (vii) the underlying collateral, (viii) concentration risk, and (ix) the effect of other external factors.

Loans and leases with different risk characteristics are individually evaluated for potential credit losses and assigned individual reserves. These individually evaluated loans and leases are removed from the pools and are not included in the collective evaluation. Individually analyzed loans and leases may be identified due to current information and events, such as non-accrual status, delinquency status or history, or other potential identifiers impacting the collectability of the loan or lease. Individual reserves are determined at the loan- or lease-level based on an analysis of the expected future cash flows, the fair value of the collateral less costs to sell, or observable market value.

Mortgage Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are recorded at the lower of cost or fair value on an individual loan basis.

Premises and Equipment - Premises and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank (FHLB) stock - FHLB stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Foreclosed Assets Held for Sale - Assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Mortgage Servicing Rights - Mortgage servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized mortgage servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Low Income Housing Tax Credits (LIHTC) - The Company has invested in LIHTC through funds that assist corporations in investing in limited partnerships and limited liability companies that own, develop and operate low-income residential rental properties for purposes of qualifying for the LIHTC. These investments are accounted for under the proportional amortization method which recognizes the amortization of the investment in proportion to the tax credit and other tax benefits received.

Long-lived Asset Impairment - The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value. No asset impairment was recognized during the years ended December 31, 2024 and 2023.

Revenue Recognition - ASC 606, "Revenue from Contracts with Customers," provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance enumerates five steps that entities should follow in achieving this core principle. Revenue generated from financial instruments, including loans and investment securities, are not included in the scope of ASC 606.

Revenue-gathering activities that are within the scope of ASC 606 and that are presented as non-interest income in the Company's consolidated statements of income include:

  – Service charges on deposit accounts – these include general service fees charged for deposit account maintenance and activity and transaction-based fees charged for certain services, such as debit card, wire transfer and overdraft activities. Revenue is recognized when the performance obligation is completed, which is generally after a transaction is completed or monthly for account maintenance services.

  – Card fee income – this includes debit card fees charged based on the volume and number of debit card transactions. Revenue is recognized when the performance obligation is completed, which is generally after a transaction is completed or monthly for account maintenance services.

Income Tax - Income tax in the consolidated statements of operations includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its parent and subsidiary.

Uncertain Tax Positions - The Company has adopted the provisions of ASC 740, *Income Taxes*, concerning the accounting and disclosures for uncertain tax positions, previously deferred by ASC 740-10-65. As part of the implementation of this standard, management evaluated its current tax positions and determined the adoption of this standard had no material impact on the consolidated financial statements of the Company.

Share Based Compensation - At December 31, 2024, the Company had share-based compensation plans, which are described more fully in Note 15. All share-based payments are to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards. The Company has recorded approximately $594,000 and $653,000 in compensation expense relating to vesting of stock options, which are recognized as they occur, for the years ended December 31, 2024 and 2023, respectively. The Company has recorded approximately $880,000 and $974,000 in compensation expense relating to the vesting restricted stock awards for the years ended December 31, 2024 and 2023, respectively.

Advertising Expense - The Company's advertising costs are expensed as incurred.

Note 2: Accounting Pronouncements

The Jumpstart Our Business Startups Act (the "JOBS Act"), enacted in April 2012, introduced various changes to federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an "emerging growth company" ("EGC"). The Company previously qualified as and elected to be an EGC under the JOBS Act. As an EGC, the Company elected to comply with new or amended accounting pronouncements in the same manner as a private company, an election that had to be made when the Company first filed a registration statement and remained irrevocable while the Company maintained EGC status. However, the Company no longer qualifies as an EGC as of December 31, 2024, and going forward, it will be required to comply with new or amended accounting pronouncements applicable to public companies.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures*, requiring public entities to disclose information about significant expenses for their reportable segments on both an interim and annual basis. Public entities must disclose significant expense categories and amounts for each reportable segment, which are derived from expenses regularly reported to the entity's chief operating decision-maker (CODM) and included in the segment's reported measures of profit or loss. Additionally, public entities must disclose the title and position of the CODM and explain how the CODM uses these measures to assess segment performance. The ASU also mandates certain segment-related interim disclosures that were previously required only on an annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024. Adoption of ASU No. 2023-07 did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. This ASU applies to contracts, hedging relationships and other transactions that reference the London Interbank Offer Rate ("LIBOR") or other rate references expected to be discontinued because of reference rate reform. The ASU permits an entity to make necessary modifications to eligible contracts or transactions without requiring contract remeasurement or reassessment of a previous accounting determination. In December of 2022, the FASB issued ASU No. 2022-06 which extended the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. The guidance ensures the relief in Topic 848 covers the period of time during which a significant number of modifications may take place and the ASU defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024.

In March 2023, the FASB issued ASU No. 2023-02, *Investments Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*. This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. ASU No. 2023-02 is effective for all public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. The Company adopted this guidance on January 1, 2024. Adoption of ASU 2023-02 did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU established new income tax disclosure requirements and modified existing requirements. The ASU requires additional information be disclosed for specified categories, and reconciling items that meet a certain threshold, within the rate reconciliation on an annual basis. Additionally, this ASU requires information be disclosed on the amount of income taxes paid (net of refunds), disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds) disaggregated by jurisdiction based on a quantitative threshold. ASU No. 2023-09 is effective for all public business entities for annual periods beginning after December 15, 2024. The ASU is effective for the Company beginning January 1, 2025. The Company does not expect the adoption of ASU No. 2023-09 to have a material impact on its consolidated financial statements.

Note 3: Restriction on Cash and Due From Banks

At December 31, 2024, the Company's cash accounts exceeded federally insured limits by approximately $29,755. The Company's cash balances with the Federal Reserve Bank and the Federal Home Loan Bank, which are not federally insured, totaled approximately $10,268,000 at December 31, 2024.

The Federal Reserve Board announced on March 15, 2020 the reduction of the reserve requirement ratios to zero percent effective March 26, 2020. This action eliminated the restriction on the Company's cash and cash equivalents for December 31, 2024.

Note 4: Investment Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses, of investment securities are as follows:

	2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. treasury securities	$ 3,159	$ 2	$ —	$ 3,161
SBA Pools	4,243	—	543	3,700
Federal agencies	15,000	—	1,666	13,334
State and municipal obligations	162,524	1	32,166	130,359
Mortgage-backed securities - government-sponsored enterprises (GSE) residential	119,748	5	21,440	98,313
Corporate obligations	11,500	—	2,175	9,325
	316,174	8	57,990	258,192
Held to maturity				
State and municipal obligations	3,498	8	85	3,421
	3,498	8	85	3,421
Total investment securities	$ 319,672	$ 16	$ 58,075	$ 261,613

	2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. treasury securities	$ 2,996	$ —	$ 20	$ 2,976
SBA Pools	5,337	—	565	4,772
Federal agencies	15,000	—	1,847	13,153
State and municipal obligations	169,118	16	27,688	141,446
Mortgage-backed securities – government-sponsored enterprises (GSE) residential	133,223	62	21,804	111,481
Corporate obligations	11,500	—	2,640	8,860
	337,174	78	54,564	282,688
Held to maturity				
State and municipal obligations	4,950	13	42	4,921
	4,950	13	42	4,921
Total investment securities	$ 342,124	$ 91	$ 54,606	$ 287,609

The amortized cost and fair value of investment securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Available for Sale | | Held to Maturity | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	$ 5,033	$ 5,022	$ 470	$ 470
After one to five years	24,973	23,244	1,968	1,950
After five to ten years	41,543	36,574	450	442
After ten years	124,877	95,039	610	559
	196,426	159,879	3,498	3,421
Mortgage-backed securities –GSE residential	119,748	98,313	—	—
Totals	$ 316,174	$ 258,192	$ 3,498	$ 3,421

Investment securities with a carrying value of $109,909,000 and $162,430,000 were pledged at December 31, 2024 and 2023, respectively, to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from the sale of investment securities available for sale for the year ended December 31, 2024 were $6,908,000. Gross losses recognized on the sale of investment securities available for sale for the year ended December 31, 2024 were $71,000. Gross gains on the sale of investment securities available for sale were $20,000 for the year ended December 31, 2024. There were no sales of investment securities available for sale for the year ended December 31, 2023.

Certain investments in debt securities are reported in the consolidated financial statements and notes at an amount less than their historical cost. Total fair value of these investments at December 31, 2024 and 2023 was $255,749,000 and $279,852,000, respectively, which is approximately 98% and 97% of the fair value of the Company's available for sale and held to maturity investment portfolio at those dates, respectively. These declines primarily resulted from changes in market interest rates since their purchase.

The Company does not consider investment securities available for sale with unrealized losses to be experiencing credit losses at December 31, 2024 and 2023. Management considers it more likely than not that the Company will not be required to sell these investment securities before recovery of the amortized cost basis, which may be the maturity date of the securities.

Investment securities held to maturity are financial assets measured at amortized cost. With the adoption of CECL, investment securities held to maturity are required to have an established allowance for credit losses that represents the portion of the amortized cost basis of a financial asset that is not expected to be collectable. The Company estimates expected credit losses on a collective basis by security type, with consideration given to historical information, credit ratings, and the statistical probability of future losses.

The Company monitors the credit quality of investment securities held to maturity using credit ratings quarterly. As of December 31, 2024 and 2023, there was no allowance for credit losses recognized on the Company's investment securities held to maturity portfolio.

The following table summarizes the amortized cost of investment securities held to maturity by credit quality indicator as of December 31, 2024 and 2023:

	State and municipal obligations			
	2024		2023	
AA+	$	483	$	1,262
AA-		295		585
A+		605		815
BBB+		—		81
Not rated		2,115		2,207
	$	3,498	$	4,950

Accrued interest receivable for held to maturity securities was $52,000 and $63,000 at December 31, 2024 and 2023, respectively. The Company has elected to exclude accrued interest receivable from the calculation of the allowance for credit losses.

The following tables show the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023:

	2024							
	Less Than 12 Months		12 Months or More		Total			
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value		Unrealized Losses	
Available for sale								
SBA Pools	$ 454	$ 1	$ 2,991	$ 542	$	3,445	$	543
Federal agencies	—	—	13,334	1,666		13,334		1,666
State and municipal obligations	1,578	17	127,705	32,149		129,283		32,166
Mortgage-backed securities – GSE residential	1,045	10	96,296	21,430		97,341		21,440
Corporate obligations	—	—	9,324	2,175		9,324		2,175
Total available-for-sale	3,077	28	249,650	57,962		252,727		57,990
Held to maturity								
State and municipal obligations	1,253	12	1,769	73		3,022		85
Total	$ 4,330	$ 40	$ 251,419	$ 58,035	$	255,749	$	58,075

Description of Securities	2023					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale						
U.S. treasury securities	$ 489	$ 4	$ 2,487	$ 16	$ 2,976	$ 20
SBA Pools	329	—	4,410	565	4,739	565
Federal agencies	—	—	13,153	1,847	13,153	1,847
State and municipal obligations	1,565	21	137,119	27,667	138,684	27,688
Mortgage-backed securities – GSE residential	3,458	139	104,581	21,665	108,039	21,804
Corporate obligations	—	—	8,860	2,640	8,860	2,640
Total available-for-sale	5,841	164	270,610	54,400	276,451	54,564
Held to maturity						
State and municipal obligations	849	3	2,552	39	3,401	42
Total	$ 6,690	$ 167	$ 273,162	$ 54,439	$ 279,852	$ 54,606

Federal Agency Obligations and U.S. Treasury Securities

The unrealized losses on the Company's investments in direct obligations of U.S. federal agencies and treasury securities were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. The Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity.

SBA Pools and Mortgage-Backed Securities - GSE Residential

The unrealized losses on the Company's investment in SBA pools and mortgage-backed securities were caused by interest rate changes and illiquidity. The Company expects to recover the amortized cost basis over the term of the securities. The decline in market value is attributable to changes in interest rates and not credit quality. The Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity.

State, Municipal, and Corporate Obligations

The unrealized losses on the Company's investments in securities of state, municipal, and corporate obligations were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. The Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity.

The Company expects the fair value of the securities as described above to recover as the securities approach their maturity or reset date.

Note 5: Loans, Leases and Allowance

Categories of loans and leases at December 31, 2024 and 2023 include:

	2024	2023
Commercial mortgage	$ 371,705	$ 341,633
Commercial and industrial	126,367	115,428
Construction and development	132,570	157,805
Multi-family	185,864	138,757
Residential mortgage	172,644	162,123
Home equity lines of credit	16,826	10,904
Leases	148,102	156,598
Consumer	21,218	23,264
	1,175,296	1,106,512
Less		
Allowance for credit losses	15,791	15,663
Deferred loan fees	626	776
	$ 1,158,879	$ 1,090,073

First Bank rates all loans and leases by credit quality using the following designations:

Grade 1 - Exceptional

Exceptional loans are top-quality loans to individuals whose financial credentials are well known to the Company. These loans have excellent sources of repayment, are well documented and/or virtually free of risk (i.e., CD secured loans).

Grade 2 - Quality Loans

These loans have excellent sources of repayment with no identifiable risk of collection, and they conform in all respects to Company policy and Indiana Department of Financial Institutions ("DFI") and Federal Deposit Insurance Corporation ("FDIC") regulations. Documentation exceptions are minimal or are in the process of being corrected and are not of a type that could subsequently expose the Company to risk of loss.

Grade 3 - Acceptable Loans

This category is for "average" quality loans. These loans have adequate sources of repayment with little identifiable risk of collection and they conform to Company policy and DFI/FDIC regulations.

Grade 4 - Acceptable but Monitored

Loans in this category may have a greater than average risk due to financial weakness or uncertainty but do not appear to require classification as special mention or substandard loans. Loans rated "4" need to be monitored on a regular basis to ascertain that the reasons for placing them in this category do not advance or worsen.

Grade 5 - Special Mention

Loans in this category have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. This special mention rating is designed to identify a specific level of risk and concern about an asset's quality. Although a special mention loan has a higher probability of default than a grade 1-4 or "pass" rated loan, its default is not imminent.

Grade 6 - Substandard

Loans in this category are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Substandard loans have a high probability of payment default, or they have other well-defined weaknesses. Such loans have a distinct potential for loss; however, an individual loan's potential for loss does not have to be distinct for the loan to be rated substandard.

The following are examples of situations that might cause a loan to be graded a "6":

- Cash flow deficiencies (losses) jeopardize future loan payments;

- Sale of non-collateral assets has become a primary source of loan repayment;

- The relationship has deteriorated to the point that sale of collateral is now the Company's primary source of repayment, unless this was the original source of loan repayment;

- The borrower is bankrupt or for any other reason future repayment is dependent on court action.

Grade 7 - Doubtful

A loan classified as doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable. A doubtful loan has a high probability of total or substantial loss. Doubtful borrowers are usually in default, lack adequate liquidity or capital, and lack the resources necessary to remain an operating entity. Because of high probability of loss, nonaccrual accounting treatment will be required for doubtful loans.

Grade 8 - Loss

Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets are not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off the loan even though partial recovery may be affected in the future.

The risk characteristics of each loan portfolio segment are as follows:

Commercial and Industrial

Commercial and industrial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Mortgage including Construction and Development

Loans in this segment include commercial loans, commercial construction loans, and multi-family loans. This segment also includes loans secured by 1-4 family residences which were made for investment purposes. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company's commercial real estate portfolio are diverse, but with geographic location almost entirely in the Company's market area. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. In general, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus nonowner-occupied loans.

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential, Home Equity, and Consumer

Residential, home equity, and consumer loans consist of three segments - residential mortgage loans, including brokered mortgage loans, home equity lines of credit, and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner-occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences. Consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Leases

Lease financing consists of direct financing leases and are used by commercial customers to finance capital purchases of equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's financial condition and ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved.

The following tables present the credit risk profile of the Company's loan portfolio based on rating category, payment activity, and origination year as of December 31, 2024 and 2023:

	2024	2023	2022	2021	2020	Prior	Revolving loans amortized cost basis	Total
As of December 31, 2024:								
Commercial mortgage								
Pass	$ 22,469	$ 40,634	$ 82,254	$ 65,852	$ 31,382	$ 90,763	$ 33,393	$ 366,747
Substandard	—	—	—	234	4,724	—	—	4,958
Total Commercial mortgage	22,469	40,634	82,254	66,086	36,106	90,763	33,393	371,705
Current period gross charge-offs	—	—	—	—	—	—	—	—
Commercial and industrial								
Pass	18,197	28,998	9,866	11,111	2,703	9,648	44,026	124,549
Substandard	—	—	282	—	—	35	1,501	1,818
Total Commercial and industrial	18,197	28,998	10,148	11,111	2,703	9,683	45,527	126,367
Current period gross charge-offs	—	—	—	—	—	16	—	16
Construction and development								
Pass	20,811	44,837	43,691	18,185	30	116	—	127,670
Substandard	—	—	—	—	—	4,900	—	4,900
Total Construction and development	20,811	44,837	43,691	18,185	30	5,016	—	132,570
Current period gross charge-offs	—	—	—	—	—	—	—	—
Multi-family								
Pass	7,252	3,789	61,936	50,178	6,195	24,845	26,751	180,946
Special Mention	—	—	—	1,461	3,457	—	—	4,918
Total Multi-family	7,252	3,789	61,936	51,639	9,652	24,845	26,751	185,864
Current period gross charge-offs	—	—	—	—	—	—	—	—
Residential mortgage								
Pass	22,614	33,949	28,498	28,302	16,239	39,174	2,513	171,289
Substandard	—	35	—	450	—	870	—	1,355
Total Residential mortgage	22,614	33,984	28,498	28,752	16,239	40,044	2,513	172,644
Current period gross charge-offs	—	—	—	—	—	10	—	10
Home equity lines of credit								
Pass	18	198	—	57	—	—	16,539	16,812
Substandard	—	—	—	—	—	—	14	14
Total Home equity lines of credit	18	198	—	57	—	—	16,553	16,826
Current period gross charge-offs	—	—	—	—	—	—	—	—
Direct financing leases								
Pass	53,286	53,601	25,447	11,381	3,336	329	—	147,380
Substandard	127	318	175	40	28	—	—	688
Doubtful	—	9	—	7	18	—	—	34
Total Direct financing leases	53,413	53,928	25,622	11,428	3,382	329	—	148,102
Current period gross charge-offs	—	741	592	325	72	1	—	1,731
Consumer								
Pass	6,807	6,272	5,200	2,088	438	314	—	21,119
Substandard	—	3	47	49	—	—	—	99
Total Consumer	6,807	6,275	5,247	2,137	438	314	—	21,218
Current period gross charge-offs	47	89	114	32	—	3	—	285
Total Loans and Leases	$ 151,581	$ 212,643	$ 257,396	$ 189,395	$ 68,550	$ 170,994	$ 124,737	$ 1,175,296
Total current period gross charge-offs	$ 47	$ 830	$ 706	$ 357	$ 72	$ 30	$ —	$ 2,042

	2023	2022	2021	2020	2019	Prior	Revolving loans amortized cost basis	Total
As of December 31, 2023:								
Commercial mortgage								
Pass	$ 31,795	$ 83,567	$ 69,863	$ 33,226	$ 45,746	$ 60,563	$ 11,495	$ 336,255
Special Mention	—	—	—	4,850	—	—	—	4,850
Substandard	—	—	—	—	—	528	—	528
Total Commercial mortgage	31,795	83,567	69,863	38,076	45,746	61,091	11,495	341,633
Current period gross charge-offs	—	—	—	—	—	—	—	—
Commercial and industrial								
Pass	38,721	13,509	13,390	4,348	1,727	9,430	30,287	111,412
Substandard	—	—	—	10	—	138	3,868	4,016
Total Commercial and industrial	38,721	13,509	13,390	4,358	1,727	9,568	34,155	115,428
Current period gross charge-offs	—	58	—	—	—	—	—	58
Construction and development								
Pass	36,868	81,715	30,383	2,981	111	847	—	152,905
Substandard	—	—	—	—	4,900	—	—	4,900
Total Construction and development	36,868	81,715	30,383	2,981	5,011	847	—	157,805
Current period gross charge-offs	—	—	—	—	—	—	—	—
Multi-family								
Pass	4,443	39,271	37,422	6,383	7,291	18,400	25,547	138,757
Total Multi-family	4,443	39,271	37,422	6,383	7,291	18,400	25,547	138,757
Current period gross charge-offs	—	—	—	—	—	—	—	—
Residential mortgage								
Pass	31,352	31,447	35,174	17,651	8,812	36,118	216	160,770
Substandard	—	—	—	—	92	1,261	—	1,353
Total Residential mortgage	31,352	31,447	35,174	17,651	8,904	37,379	216	162,123
Current period gross charge-offs	—	—	—	—	—	—	—	—
Home equity lines of credit								
Pass	—	—	282	—	—	—	10,597	10,879
Substandard	—	—	—	—	—	—	25	25
Total Home equity lines of credit	—	—	282	—	—	—	10,622	10,904
Current period gross charge-offs	—	—	—	—	—	—	—	—
Direct financing leases								
Pass	76,018	41,838	24,675	10,264	2,895	462	—	156,152
Substandard	80	184	80	21	—	—	—	365
Doubtful	79	—	—	—	2	—	—	81
Total Direct financing leases	76,177	42,022	24,755	10,285	2,897	462	—	156,598
Current period gross charge-offs	105	276	459	85	11	1	—	937
Consumer								
Pass	9,775	8,223	3,713	840	358	279	—	23,188
Substandard	35	17	15	—	9	—	—	76
Total Consumer	9,810	8,240	3,728	840	367	279	—	23,264
Current period gross charge-offs	39	69	75	25	7	—	—	215
Total Loans and Leases	$ 229,166	$ 299,771	$ 214,997	$ 80,574	$ 71,943	$ 128,026	$ 82,035	$ 1,106,512
Total current period gross charge-offs	$ 144	$ 403	$ 534	$ 110	$ 18	$ 1	$ —	$ 1,210

The following tables present the Company's loan portfolio aging analysis of the recorded investment in loans as of December 31, 2024 and 2023:

| | 2024 | | | | | | |
| | Delinquent Loans | | | | | | Total Accruing Loans 90 Days or More Past Due |
	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over	Total Past Due	Current	Total Portfolio Loans	
Commercial mortgage	$ 101	$ 216	$ —	$ 317	$ 371,388	$ 371,705	$ —
Commercial and industrial	419	—	—	419	125,948	126,367	—
Construction and development	429	240	4,900	5,569	127,001	132,570	—
Multi-family	—	—	—	—	185,864	185,864	—
Residential mortgage	781	540	1,356	2,677	169,967	172,644	1,261
Home equity lines of credit	11	58	14	83	16,743	16,826	14
Leases	673	362	340	1,375	146,727	148,102	340
Consumer	108	183	99	390	20,828	21,218	99
Totals	$ 2,522	$ 1,599	$ 6,709	$ 10,830	$ 1,164,466	$ 1,175,296	$ 1,714

| | 2023 | | | | | | |
| | Delinquent Loans | | | | | | Total Accruing Loans 90 Days or More Past Due |
	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over	Total Past Due	Current	Total Portfolio Loans	
Commercial mortgage	$ —	$ —	$ —	$ —	$ 341,633	$ 341,633	$ —
Commercial and industrial	136	—	—	136	115,292	115,428	—
Construction and development	—	75	4,900	4,975	152,830	157,805	—
Multi-family	—	—	—	—	138,757	138,757	—
Residential mortgage	688	306	1,379	2,373	159,750	162,123	1,278
Home equity lines of credit	463	—	25	488	10,416	10,904	25
Leases	452	236	296	984	155,614	156,598	296
Consumer	292	148	76	516	22,748	23,264	76
Totals	$ 2,031	$ 765	$ 6,676	$ 9,472	$ 1,097,040	$ 1,106,512	$ 1,675

The following table presents information on the Company's nonaccrual loans and leases at December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Nonaccrual loans and leases	Nonaccrual loans and leases without an allowance for credit losses	Nonaccrual loans and leases	Nonaccrual loans and leases without an allowance for credit losses
Commercial and industrial	$ 35	$ —	$ 1,241	$ 1,202
Construction and development	4,900	—	4,900	—
Residential mortgage	94	94	101	101
Direct financing leases	34	34	82	82
Total nonaccrual loans and leases	$ 5,063	$ 128	$ 6,324	$ 1,385

During the years ended December 31, 2024 and 2023, the Company recognized $5,000 and $57,000, respectively, of interest income on nonaccrual loans and leases.

The following tables present the Company's amortized cost basis of collateral dependent loans, and their respective collateral type, which are individually analyzed to determine expected credit losses, at the dates indicated:

	December 31, 2024					
	Commercial Real Estate	Multi-family Housing	Residential Real Estate	Other	Total	Allowance on Collateral Dependent Loans
Commercial mortgage	$ 4,724	$ —	$ —	$ —	$ 4,724	$ —
Commercial and industrial	—	—	—	1,501	1,501	—
Construction and development	4,900	—	—	—	4,900	1,000
Multi-family	—	1,461	—	—	1,461	—
Residential mortgage	—	—	143	—	143	—
Total	$ 9,624	$ 1,461	$ 143	$ 1,501	$ 12,729	$ 1,000

	December 31, 2023				
	Commercial Real Estate	Residential Real Estate	Other	Total	Allowance on Collateral Dependent Loans
Commercial mortgage	$ 5,377	$ —	$ —	$ 5,377	$ —
Commercial and industrial	—	—	3,868	3,868	—
Construction and development	4,900	—	—	4,900	1,000
Residential mortgage	—	152	—	152	—
Total	$ 10,277	$ 152	$ 3,868	$ 14,297	$ 1,000

Loan Modification Disclosures under ASU 2022-02

In certain situations, the Company may modify the terms of a loan or lease to a borrower experiencing financial difficulty. These modifications may include payment delays, term extensions, or interest-rate reductions. In some cases, combinations of modifications may be made to the same loan or lease. If a determination is made that a modified loan or lease has been deemed uncollectible, the loan or lease (or portion of the loan or lease) is charged-off, reducing the amortized cost basis of the loan or lease and adjusting the allowance for credit losses.

During the year ended December 31, 2024, the Company modified two residential mortgage loans, both involving term extensions, to borrowers experiencing financial difficulty. The total amortized cost basis of the loans modified at December 31, 2024 was $168,000. For the year ended December 31, 2024, loan and lease modifications to borrowers experiencing financial difficulty resulted in a weighted average term extension of 20 months for the modified loans. During the year ended December 31, 2023, the Company had no new loan or lease modifications to borrowers experiencing financial difficulty.

There were no modified loans or leases that had a payment default during the years ended December 31, 2024 and 2023 and that were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

Other Real Estate Owned

At December 31, 2024 and 2023, the balance of real estate owned included $37,000 and $136,000, respectively, of foreclosed real estate properties recorded as a result of obtaining physical possession of the property. At December 31, 2024 and 2023, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceeds were in process was $275,000 and $470,000, respectively.

Direct Financing Leases

The following lists the components of the net investment in direct financing leases:

	December 31, 2024	December 31, 2023
Total minimum lease payments to be received	$ 168,934	$ 177,952
Initial direct costs	9,360	9,702
	178,294	187,654
Less: Unearned income	(30,192)	(31,056)
Net investment in direct finance leases	$ 148,102	$ 156,598

The following summarizes the future minimum lease payments receivable subsequent to December 31, 2024:

2025	$ 64,503
2026	49,516
2027	32,639
2028	17,021
2029	4,979
Thereafter	276
	$ 168,934

Allowance for Credit Losses on Loans and Leases

The allowance for credit losses on loans and leases is established for current expected credit losses on the Company's loan and lease portfolios in accordance with ASC Topic 326. This requires significant judgement to estimate credit losses measured on a collective pool basis when similar risk characteristics exist, and for loans evaluated individually. The Company estimates expected future losses for the loan's entire contractual term, taking into account expected payments when appropriate. The allowance is an estimation based on management's evaluation of expected losses related to the Company's financial assets measured at amortized cost. It considers relevant available information from internal and external sources relating to the historical loss experience, current conditions and reasonable and supportable forecasts for the Company's outstanding loan and lease balances.

The Company utilizes a CF analysis method of estimating expected losses, which relies on key inputs and assumptions. Significant factors affecting the calculation are the segmenting of loans and leases based upon similar risk characteristics, applied loss rates based upon reasonable and supportable forecasts, and contractual term adjustments, including prepayment and curtailment adjustments. To ensure the allowance is maintained at an adequate level, a detailed analysis is performed on a quarterly basis, with an appropriate provision made to adjust the allowance.

The Company has elected to exclude accrued interest receivable from the calculation of the allowance for credit losses, as it is the Company's policy to write off accrued interest in a timely manner as it is deemed uncollectible by reversing interest income. Accrued interest receivable totaled $4.1 million and $3.8 million at December 31, 2024 and 2023, respectively.

The Company categorizes its loan portfolios into eight segments, as discussed above, based on similar risk characteristics. Loans within each segment are collectively evaluated using either a CF methodology or remaining life methodology. When estimating for credit loss, the Company forecasts the first four quarters of the credit loss estimate and reverts to a long-run average of each considered factor. The Company developed its reasonable and supportable forecasts using economic data, such as gross domestic product and unemployment rate.

Qualitative adjustments are applied to each collectively segmented pool to appropriately capture differences in current or expected qualitative risk characteristics. When evaluating the estimation for expected credit losses, the Company evaluates these qualitative adjustments for any changes in:

- lending policies, procedures, and strategies,

- the nature and volume of the loan and lease portfolio,

- international, national, regional, and local conditions,

- the experience, depth, and ability of lending management,

- the volume and severity of past due loans,

- the quality of the loan review system,

- the underlying collateral,

- concentration risk, and

- the effect of other external factors.

The following tables summarize changes in the allowance for credit losses by segment for the years ended December 31, 2024 and 2023:

	Balances, December 31, 2023	Provision for (reversal of) credit losses	Charge-offs	Recoveries	Balances, December 31, 2024
Commercial mortgage	$ 4,655	$ (169)	$ —	$ —	$ 4,486
Commercial and industrial	1,281	138	(16)	80	1,483
Construction and development	3,883	(1,640)	—	—	2,243
Multi-family	1,789	871	—	—	2,660
Residential mortgage	1,681	225	(10)	14	1,910
Home equity	102	82	—	—	184
Direct financing leases	1,955	1,942	(1,731)	303	2,469
Consumer	317	185	(285)	139	356
Total	$ 15,663	$ 1,634	$ (2,042)	$ 536	$ 15,791

	Balances, December 31, 2022	Impact of adopting ASC 326	Balances, January 1, 2023 Post-ASC 326 adoption	Provision for (reversal of) credit losses	Charge-offs	Recoveries	Balances, December 31, 2023
Commercial mortgage	$ 4,776	$ (395)	$ 4,381	$ 261	$ —	$ 13	$ 4,655
Commercial and industrial	1,291	360	1,651	(390)	(58)	78	1,281
Construction and development	2,855	784	3,639	244	—	—	3,883
Multi-family	1,955	(99)	1,856	(67)	—	—	1,789
Residential mortgage	76	1,439	1,515	129	—	37	1,681
Home equity	23	89	112	(10)	—	—	102
Direct financing leases	1,196	422	1,618	925	(937)	349	1,955
Consumer	241	64	305	172	(215)	55	317
Total	$ 12,413	$ 2,664	$ 15,077	$ 1,264	$ (1,210)	$ 532	$ 15,663

Our commercial loan portfolio, consisting of commercial and multi-family real estate loans, commercial and industrial loans, and construction loans, represented 69.5% and 68.1% of our portfolio as of December 31, 2024 and 2023, respectively. The allowance for credit losses on loans and leases allocated to the commercial loan portfolio represented 68.9% and 74.1% of our total allowance at December 31, 2024 and 2023, respectively.

Economic Outlook

Due to the future-focused nature of the calculation for the allowance for credit losses, management must make significant assumptions. Estimating an appropriate allowance requires management to use relevant forward-looking information drawn from reasonable and supportable forecasts. Economic factors are a consequential part of these forecasts, and as such are evaluated periodically for developments that may impact the Company's allowance for credit losses and loan and lease portfolio.

As of December 31, 2024, the primary economic factors affecting the Company's loan and lease portfolio are persistent inflation, higher interest rates, a weakened economic growth and unemployment outlook, and continuing geopolitical risk. These key factors will continue to adversely impact the Company's loan and lease portfolio for the near future.

The Company remains committed to three growth market regions: Columbus, Ohio, Cincinnati/Dayton/Springfield, Ohio, and Indianapolis, Indiana. As high-growth areas, these market regions specialize in commercial real estate loans. Their respective forecasts are described below:

- <u>Columbus, Ohio</u> - The market region continues to forecast overall estimated job growth for the first half of 2025. Recent construction on a new and expanded terminal at John Glenn Columbus International Airport could potentially impact the trajectory of the local market.

- <u>Cincinnati/Dayton/Springfield, Ohio</u> - The economic outlook for this market region for the first half of 2025 continues to remain positive. The Cincinnati/Northern Kentucky International Airport is the fastest-growing U.S. airport on a year-over-year basis. The region's unemployment rate was slightly lower than the national unemployment rate during the fourth quarter of 2024.

- <u>Indianapolis, Indiana</u> - The market region experienced continuous and balanced economic growth throughout 2024. The expectations for the first half of 2025 are consistent with 2024 results. Expectations are driven primarily by an expanding labor market, retail sales growth, and increasing median household incomes.

Future potential economic volatility may have a significant impact on the Company's loan and lease portfolio, specifically the allowance for credit losses. There are a myriad of potential outcomes, and the variances may be significant and unpredictable. As a result, the Company's future estimates may fluctuate during 2025.

Allowance for Credit Losses on Unfunded Commitments

The allowance for credit losses on unfunded commitments is included in other liabilities on the Condensed Consolidated Balance Sheets. The estimate of expected losses on unfunded commitments is calculated based on the loss rate for the loan or lease segment in which the loan or lease commitments would be classified if funded, adjusted for the estimate of funding probability. Additional provisions applied to the allowance are recognized in the provision for credit losses on the Consolidated Statements of Income.

The following table details activity in the allowance for credit losses on unfunded commitments during the year ended December 31, 2024 and 2023:

| | **Year Ended December 31,** | |
	2024	**2023**
Beginning balance	$ 1,642	$ —
Impact of adopting ASC 326	—	2,374
Reversal of provision for credit losses	(1,084)	(732)
Ending balance	$ 558	$ 1,642

Note 6: Premises and Equipment

	2024	2023
Cost		
Land	$ 3,061	$ 3,061
Buildings	15,705	15,681
Furniture and equipment	8,153	7,666
Computer software	1,211	1,197
Construction in progress	506	594
Total cost	28,636	28,199
Accumulated depreciation and amortization	(15,714)	(14,887)
Net	$ 12,922	$ 13,312

Note 7: Leases

The Company enters into leases for certain retail branches, land, and office space. Operating leases are included in other assets and the lease liability is included in other liabilities in our balance sheets. The Company does not have any finance leases.

Lease right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate at commencement date in determining the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

The Company's leases are generally for periods of five to 15 years with various renewal options. The exercise of such lease renewal options is not included in the present value of lease obligations unless it is reasonably certain that the option will be exercised. The Company has lease agreements which contain both lease and non-lease components such as common area maintenance charges, real estate taxes, and insurance. Non-lease components are not included in the measurement of the lease liability and are recognized in expense when incurred. The Company has elected not to recognize short-term leases, with original lease terms of twelve months or less, on the Company's balance sheet. Certain of the Company's lease arrangements include rental payments adjusted periodically for inflation. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is presented in the table below as of December 31, 2024 and 2023:

	2024	2023
Operating lease assets	$ 393	$ 450
Total lease ROU assets	$ 393	$ 450
Operating lease liabilities	$ 404	$ 457
Total lease liabilities	$ 404	$ 457
Weighted average remaining lease term (years)		
Operating leases	6.2	7.2
Weighted average discount rate		
Operating leases	3.37 %	3.37 %

The table below presents the components of lease expense for the years ended December 31, 2024 and 2023:

	2024	2023
Lease cost:		
Operating lease cost	$ 92	$ 90
Total lease cost:	$ 92	$ 90

Supplemental cash flow information related to leases is presented in the tables below.

Maturity of lease liabilities	
2025	$ 70
2026	72
2027	73
2028	73
2029	59
Thereafter	105
Total lease payments	$ 452
Less: Present value discount	48
Present value of lease liabilities	$ 404

Note 8: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $226,528,000 and $222,217,000 at December 31, 2024 and 2023, respectively.

The aggregate fair value of capitalized servicing rights at December 31, 2024 and 2023 totaled approximately $2,559,000 and $2,482,000, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage-servicing rights.

	2024	2023
Servicing Rights		
Balances, beginning of period	$ 1,945	$ 2,012
Servicing rights capitalized	198	147
Amortization of servicing rights	(192)	(214)
Balances, end of period	$ 1,951	$ 1,945

Note 9: Qualified Affordable Housing Investments

The Company has investments in certain limited partnerships that fund affordable housing projects and provide the Company with low income housing tax credits ("LIHTC"). At December 31, 2024 and 2023, the balance of these investments in LIHTC totaled $951,000 and $1.1 million, respectively. These balances are reflected in the other assets line of the Condensed Consolidated Balance Sheet. The assets are amortized as a component of the provision for income taxes.

The following table summarizes the amortization expense and tax credits recognized for the Company's LIHTC investments for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	2023
Amortization expense	$ 178	$ 184
Tax credits recognized	184	191

Note 10: Deposits

	2024	2023
Demand deposits	$ 434,228	$ 405,338
Savings deposits	112,499	117,659
Brokered certificates	257,587	268,838
Certificates and other time deposits greater than $250,000	67,493	55,710
Other certificates and time deposits	222,133	193,595
	$ 1,093,940	$ 1,041,140

Certificates and other time deposits maturing in years ending December 31:

2025	$ 366,777
2026	138,037
2027	27,706
2028	10,835
2029	2,094
Thereafter	1,764
	$ 547,213

Note 11: Federal Home Loan Bank Advances

First Bank has Federal Home Loan Bank advances, with interest rates ranging from 0.61% to 5.33%.

The maturities of FHLB advances at December 31, 2024 were as follows:

	FHLB Advances
2025	$ 125,000
2026	74,000
2027	23,000
2028	16,000
2029	7,000
Thereafter	20,000
	$ 265,000

First mortgage loans and investment securities totaling $539,251,000 and $521,564,000 were pledged as collateral for FHLB advances at December 31, 2024 and 2023, respectively. Certain advances are subject to restrictions or penalties in the event of prepayment.

FHLB advances totaling $42,000,000 are subject to an option by the FHLB to put the entire advance to a periodic adjustable rate on the lock-out date. The adjustable rate would be for the remaining term at a predetermined rate based on the Secured Overnight Financing Rate, or SOFR. If the FHLB exercises its option to convert the advance to an adjustable rate, the advance will be prepayable at the Company's option, at par and without a penalty.

The Bank has an available line of credit with the FHLB totaling $10,000,000. The line of credit expires April 2025, renews annually, and bears interest at a rate equal to the current variable advance rate. At December 31, 2024, the current interest rate was 4.67%. There were no amounts outstanding on the line at December 31, 2024 or 2023.

Note 12:   Income Tax

		2024		2023
Income tax expense (benefit)				
Currently payable				
Federal	$	1,328	$	877
State		—		(2)
Deferred				
Federal		250		538
State		(92)		103
Total income tax expense	$	1,486	$	1,516
Reconciliation of federal statutory to actual tax expense				
Federal statutory income tax at 21%	$	2,281	$	2,311
Tax-exempt interest		(672)		(694)
Effect of state income taxes		(92)		80
ESOP		(92)		(26)
Cash surrender value - life insurance		(19)		(19)
Low income housing tax credit		(30)		(30)
Small insurance captive premiums		(183)		(218)
Stock compensation		11		51
Carryforward attribute expiration		407		—
Other		(125)		61
Actual tax expense	$	1,486	$	1,516

A cumulative deferred tax asset is included in other assets. The components of the asset are as follows:

	2024	2023
Assets		
Allowance for credit losses	$ 3,816	$ 4,039
Net operating loss carryforward	254	184
Nonaccrual interest	28	39
Investment basis	4	4
Deferred compensation	498	492
Stock compensation	431	333
ESOP	328	—
Unrealized loss on securities available for sale	12,176	11,442
Charitable contributions	4	549
Other	441	493
Total assets	17,980	17,575
Liabilities		
FHLB stock dividend	166	166
Fixed assets	1	138
Mortgage-servicing rights	455	454
Prepaid assets	507	529
Other	92	105
Total liabilities	1,221	1,392
Net deferred tax asset	$ 16,759	$ 16,183

As of December 31, 2024, the Company had approximately $20,000 of federal charitable contribution carryforwards, which will expire in 2026, and state net operating loss carryforwards of $5.1 million, which will begin to expire in 2041.

At December 31, 2024 and 2023, the Company determined that it is more likely than not that the deferred tax assets will be realized, largely based on available tax planning strategies and its projections of future taxable income. Therefore, no valuation reserve was recorded at December 31, 2024 and 2023. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning the evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies and assessments of current and future economic and business conditions. Positive evidence includes current positive earnings trends and the probability that taxable income will be generated in future periods, while negative evidence includes any cumulative losses in the current year and prior two years and general business and economic trends. Failure to achieve sufficient projected taxable income might affect the ultimate realization of the net deferred tax assets.

Note 13:   Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, included in stockholders' equity, are as follows:

	2024	2023
Net unrealized loss on available for sale securities	$ (57,982)	$ (54,486)
Tax benefit	12,176	11,441
Net-of-tax amount	$ (45,806)	$ (43,045)

Note 14:   Commitments and Contingent Liabilities

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. First Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. First Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statements of financial condition.

Financial instruments whose contract amounts represent credit risk as of December 31, 2024 and 2023, were as follows:

	2024	2023
Commitments to extend credit	$ 126,239	$ 190,274
Standby letters of credit	$ 1,642	$ 2,410

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the subsidiary upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

Standby letters of credit are conditional commitments issued by the subsidiary to guarantee the performance of the customer to a third party.

Note 15:   Benefit Plans

401(k)

The Company has a retirement savings 401(k) plan, in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50 percent for the first 6 percent of base salary contributed by participants. The Company's expense for the plan was $276,000 and $237,000 for the years ended December 31, 2024 and 2023, respectively.

Employee Stock Ownership Plan

As part of the reorganization and related stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. The ESOP acquired 1,082,130 shares of Company common stock at an average price of $13.59 per share in the open market with funds provided by a loan from the Company. The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. Dividends on unallocated shares used to repay the loan for the Company are recorded as a reduction of the loan or accrued interest, as applicable. Dividends on allocated shares paid to participants are reported as compensation expense. Unearned ESOP shares, which are not vested, are excluded from the computation of average shares outstanding for earnings per share calculation. Accordingly, $10,722,000 and $11,458,000 of common stock acquired by the ESOP was shown as a reduction of stockholders' equity at December 31, 2024 and 2023, respectively. Shares are released to participants proportionately as the loan is repaid.

ESOP expense for the years ended December 31, 2024 and 2023 was $661,000 and $612,000, respectively.

	December 31, 2024	December 31, 2023
Earned ESOP shares	293,095	238,988
Unearned ESOP shares	789,035	843,142
Total ESOP shares	1,082,130	1,082,130
Quoted per share price	$ 14.15	$ 11.51
Fair value of earned shares (in thousands)	$ 4,147	$ 2,751
Fair value of unearned shares (in thousands)	$ 11,165	$ 9,705

Richmond Mutual Bancorporation, Inc. 2020 Equity Incentive Plan

On September 15, 2020, the Company's stockholders approved the Richmond Mutual Bancorporation, Inc. 2020 Equity Incentive Plan ("2020 EIP") which provides for the grant to eligible participants of up to (i) 1,352,662 shares of Company common stock to be issued upon the exercise of stock options and stock appreciation rights and (ii) 541,065 shares of Company common stock to participants as restricted stock awards (which may be in the form of shares of common stock or share units giving the participant the right to receive shares of common stock at a specified future date).

Restricted Stock Awards. On October 1, 2020, the Company awarded 449,086 shares of common stock under the 2020 EIP with a grant date fair value of $10.53 per share (total fair value of $4.7 million at issuance) to eligible participants. On April 1, 2021, the Company awarded an additional 4,000 shares of common stock under the 2020 EIP with a grant date fair value of $13.86 (total fair value of $55,000 at issuance) to eligible participants. These awards vest in five equal annual installments with the first vesting occurring on June 30, 2021. Forfeited shares may be awarded to other eligible recipients in future grants until the 2020 EIP terminates in September 2030.

The following table summarizes the restricted stock awards activity in the 2020 EIP for the year ended December 31, 2024.

	Year Ended December 31, 2024	
	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested, beginning of year	167,158	$ 10.56
Granted	—	—
Vested	(83,379)	10.55
Forfeited	(400)	13.86
Non-vested, end of year	83,379	$ 10.55

Total compensation cost recognized in the income statement for restricted stock awards during 2024 and 2023 was $880,000 and $974,000, respectively, and the related tax benefit recognized was $185,000 and $205,000, respectively. As of December 31, 2024, unrecognized compensation expense related to restricted stock awards was $434,000.

Stock Option Plan. On October 1, 2020, the Company awarded options to purchase 1,095,657 shares of common stock under the 2020 EIP with an exercise price $10.53 per share, the fair value of a share of the Company's common stock on the date of the grant, to eligible participants. On April 1, 2021, the Company awarded options to purchase 8,000 shares of common stock under the 2020 EIP with an exercise price of $13.86 per share, the fair value of the Company's common stock on the date of the grant, to eligible participants. The options awarded vest in five equal annual installments with the first vesting occurring on June 30, 2021. Forfeited options may be awarded to other eligible recipients in future grants until the 2020 EIP terminates in September 2030. A net-settle stock option exercise allows the option holder to pay the exercise price by withholding a portion of the shares that would otherwise be delivered upon a cash exercise of the option. The withheld shares are then canceled and are no longer available for future grants.

The following table summarizes the stock option activity in the 2020 EIP during the year ended December 31, 2024.

	2024	
	Number of Shares	Weighted-Average Exercise Price
Balance at beginning of year	1,050,961	$ 10.56
Exercised	(16,232)	10.53
Forfeited/expired	(18,232)	10.90
Balance at end of year	1,016,497	10.55
Exercisable at end of year	812,401	$ 10.55

The fair value of options granted is estimated on the date of grant using a Black Scholes model with the following assumptions:

	April 1, 2021
Dividend yields	1.90 %
Volatility factors of expected market price of common stock	26.98 %
Risk-free interest rates	1.16 %
Expected life of options	6.1 years

A summary of the status of the Company stock option shares as of December 31, 2024 is presented below.

	Shares	Weighted Average Grant Date Fair Value
Non-vested, beginning of year	408,992	$ 2.91
Vested	(204,096)	2.91
Forfeited	(800)	3.02
Non-vested, end of year	204,096	$ 2.91

Total compensation cost recognized in the income statement for option-based payment arrangements during 2024 and 2023 was $594,000 and $653,000, and the related tax benefit recognized was $64,000 and $76,000, respectively. As of December 31, 2024, unrecognized compensation expense related to the stock option awards was $293,000.

Note 16: Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period which excludes the participating securities. Diluted EPS includes the dilutive effect of additional potential common shares from stock compensation awards, but excludes awards considered participating securities. ESOP shares are not considered outstanding for EPS until they are earned. The following table presents the computation of basic and diluted EPS for the periods indicated (in thousands, except for share and per share data):

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Net income	$ 9,377	$ 9,487
Shares outstanding for Basic EPS:		
Average shares outstanding	11,028,029	11,487,615
Less: average restricted stock award shares not vested	124,747	214,813
Less: average unearned ESOP Shares	822,631	876,680
Shares outstanding for Basic EPS	10,080,651	10,396,122
Additional Dilutive Shares	148,061	54,489
Shares outstanding for Diluted EPS	10,228,712	10,450,611
Basic EPS	$ 0.93	$ 0.91
Diluted EPS	$ 0.92	$ 0.91

Note 17: Dividend and Capital Restrictions

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. Generally, the Bank's payment of dividends is limited to net income for the current year plus the two preceding calendar years, less capital distributions paid over the comparable period. The Bank's payment of dividends is also subject to the restrictions of the capital conservation buffer as discussed in Note 18.

Note 18: Regulatory Capital

First Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under U.S. GAAP, regulatory reporting requirements and regulatory capital standards. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, First Bank's regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulatory capital standards to ensure capital adequacy require First Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined), common equity Tier I capital (as defined) to total risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2024, that First Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2024, the most recent notification from the regulators categorized First Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, First Bank must maintain minimum total risk-based capital, Tier I risk-based capital, common equity Tier I risk-based capital and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed First Bank's category.

First Bank's actual and required capital amounts and ratios are as follows:

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Categorized as "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024						
Total capital (to risk-weighted assets)	$ 181,415	14.2 %	$ 102,014	8.0 %	$ 127,518	10.0 %
Tier I capital (to risk-weighted assets)	165,471	13.0	76,511	6.0	102,014	8.0
Common Equity Tier I capital (to risk-weighted assets)	165,471	13.0	57,383	4.5	82,887	6.5
Tier I leverage capital (to average assets)	165,471	10.7	61,579	4.0	76,974	5.0
As of December 31, 2023						
Total capital (to risk-weighted assets)	$ 174,938	14.1 %	$ 99,247	8.0 %	$ 124,059	10.0 %
Tier I capital (to risk-weighted assets)	159,409	12.8	74,435	6.0	99,247	8.0
Common Equity Tier I capital (to risk-weighted assets)	159,409	12.8	55,826	4.5	80,638	6.5
Tier I leverage capital (to average assets)	159,409	10.6	59,931	4.0	74,914	5.0

The above minimum capital requirements exclude the capital conservation buffer required to avoid limitations on capital distributions, including share repurchases, dividend payments and certain discretionary bonus payments to executive officers. The capital conservation buffer was 2.50% of total risk weighted assets at both December 31, 2024 and December 31, 2023. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital.

Note 19:   Related Party Transactions

The Company has entered into transactions with certain directors, executive officers and its affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with other customers. The aggregate amount of loans to such related parties at December 31, 2024 and 2023 was approximately $8,557,000 and $8,624,000, respectively.

Annual activity consisted of the following:

	2024	2023
Balance, beginning of the year	$ 8,624	$ 7,988
New loans	419	1,161
Change in composition	—	—
Repayments	(486)	(525)
Balance, end of the year	$ 8,557	$ 8,624

Deposits from related parties held by the Company at December 31, 2024 and 2023 totaled $3,837,000 and $2,702,000, respectively.

Note 20:   Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023:

	Fair Value	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024				
Available-for-sale securities				
U.S. Treasury securities	$ 3,161	$ 3,161	$ —	$ —
SBA Pools	3,700	—	3,700	—
Federal agencies	13,334	—	13,334	—
State and municipal obligations	130,359	—	130,359	—
Mortgage-backed securities - GSE residential	98,313	—	98,313	—
Corporate obligations	9,325	—	9,325	—
	$ 258,192	$ 3,161	$ 255,031	$ —

| | | Fair Value Measurements Using | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023				
Available-for-sale securities				
U.S. Treasury securities	$ 2,976	$ 2,976	$ —	$ —
SBA Pools	4,772	—	4,772	—
Federal agencies	13,153	—	13,153	—
State and municipal obligations	141,446	—	141,446	—
Mortgage-backed securities - GSE residential	111,481	—	111,481	—
Corporate obligations	8,860	—	8,860	—
	$ 282,688	$ 2,976	$ 279,712	$ —

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2024.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy, which includes equity securities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include agency securities, obligations of state and political subdivisions, mortgage-backed securities, and SBA pools. Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities' relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Nonrecurring Measurements

As of December 31, 2024 and 2023, there were no assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments

The following tables present estimated fair values of the Company's financial instruments at December 31, 2024 and 2023.

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024				
Financial assets				
Cash and cash equivalents	$ 21,757	$ 21,757	$ —	$ —
Interest-earning time deposits	300	—	300	—
Available-for-sale securities	258,192	3,161	255,031	—
Held-to-maturity securities	3,498	—	3,421	—
Loans held for sale	1,093	—	—	1,093
Loans and leases receivable, net	1,158,879	—	—	1,099,274
Federal Reserve and FHLB stock	13,907	—	13,907	—
Interest receivable	6,030	—	6,030	—
Financial liabilities				
Deposits	1,093,940	—	1,095,961	—
FHLB advances	265,000	—	264,162	—
Interest payable	4,832	—	4,832	—

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023				
Financial assets				
Cash and cash equivalents	$ 20,240	$ 20,240	$ —	$ —
Available-for-sale securities	282,688	2,976	279,712	—
Held-to-maturity securities	4,950	—	4,921	—
Loans held for sale	794	—	—	794
Loans and leases receivable, net	1,090,073	—	—	985,976
Federal Reserve and FHLB stock	12,647	—	12,647	—
Interest receivable	5,844	—	5,844	—
Financial liabilities				
Deposits	1,041,140	—	1,038,178	—
FHLB advances	271,000	—	266,885	—
Interest payable	4,397	—	4,397	—

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 2024 and 2023, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2024 and 2023 should not necessarily be considered to apply at subsequent dates.

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value.

Cash and Cash Equivalents, Interest-Earning Time Deposits and Federal Reserve and Federal Home Loan Bank Stock – The carrying amount approximates fair value.

Held-to-Maturity Securities – Fair value is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans and Leases – The fair value of loans and leases is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits – Deposits include demand deposits, savings accounts, NOW accounts and money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Interest Receivable and Interest Payable – The carrying amount approximates fair value.

Federal Home Loan Bank Advances – Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Note 21: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

		2024		2023
Assets				
Cash and cash equivalents	$	5,545	$	13,225
Investment in subsidiaries		122,733		118,399
Other assets		6,987		5,617
Total assets	$	135,265	$	137,241
Other Liabilities	$	2,393	$	2,381
Stockholders' Equity		132,872		134,860
Total liabilities and stockholders' equity	$	135,265	$	137,241

Condensed Statements of Income and Comprehensive Income

		2024		2023
Income:				
Dividends from bank subsidiary	$	4,750	$	—
Other income		587		638
Total income		5,337		638
Other expenses		2,875		3,120
Income (loss) before income tax benefit and undistributed subsidiary (loss) income		2,462		(2,482)
Income tax benefit		(301)		(524)
Equity in undistributed income of subsidiaries (dividends in excess of net income):				
Bank subsidiary		5,629		10,344
Captive subsidiary		985		1,101
Net income	$	9,377	$	9,487
Comprehensive income	$	6,616	$	16,193

Condensed Statements of Cash Flows

		2024		2023
Operating Activities				
Net income	$	9,377	$	9,487
Adjustments to reconcile net income to net cash from operating activities:				
Equity in undistributed net income of subsidiaries		(6,614)		(11,446)
ESOP expense		661		612
Stock based compensation		1,474		1,627
Changes in other assets and other liabilities		(1,839)		(1,113)
Net cash (used in) provided by operating activities		3,059		(833)
Investing Activities				
Net cash used in investing activities		—		—
Financing Activities				
Dividends paid		(5,697)		(5,920)
Repurchase of common stock		(5,042)		(6,251)
Net cash used in financing activities		(10,739)		(12,171)
Net Change in Cash and Cash Equivalents		(7,680)		(13,004)
Cash and Cash Equivalents, Beginning of Period		13,225		26,229
Cash and Cash Equivalents, End of Period	$	5,545	$	13,225

Note 22:   Segment Information

The Company has one reportable segment: community banking. The Company's reportable segment is determined by the Chief Executive Officer, who serves as the chief operating decision maker ("CODM"), based on information regarding the Company's products and services. The CODM evaluates the financial performance of the Company's business components by assessing revenue streams, significant expenses, and budget-to-actual results.

The Company's primary source of revenue is providing banking services to its customers. Significant expenses associated with banking operations include interest expense, credit loss expense, and salaries and employee benefits. The CODM evaluates performance, directs resource allocation, and makes key operating decisions based on consolidated net income reported in the Consolidated Statements of Income. Segment assets are measured based on total consolidated assets as reported in the Consolidated Balance Sheets.

Note 23:   Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk. Other significant estimates and concentrations not discussed in those footnotes include:

General Litigation – The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Note 24:   Subsequent Events

Subsequent events have been evaluated through March 27, 2025, which is the date the consolidated financial statements were issued.

Item 9.   Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

An evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the "Act")) as of December 31, 2024, was carried out under the supervision and with the participation of our Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer) and several other members of our senior management. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures in effect as of December 31, 2024, were effective. We intend to continually review and evaluate the design and effectiveness of the Company's disclosure controls and procedures and to improve the Company's controls and procedures over time and to correct any deficiencies that we may discover in the future. The goal is to ensure that senior management has timely access to all material financial and non-financial information concerning the Company's business. While we believe the present design of the disclosure controls and procedures is effective to achieve its goal, future events affecting its business may cause the Company to modify its disclosure controls and procedures.

(b) Internal Control Over Financial Reporting

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Richmond Mutual Bancorporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, we concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective based on those criteria.

(c) Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), our management, including our Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Act) that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all error and all fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by override of the control. The design of any control procedure is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Because of the inherent limitations in a cost-effective control procedure, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

(a) None.

(b) During the year ended December 31, 2024, there were no Rule 10b5-1 trading arrangements (as defined in Item 408(a) of Regulation S-K) or non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K) adopted or terminated by any director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

<u>Directors</u>

Information concerning our directors is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

<u>Executive Officers</u>

Information concerning our executive officers is contained under the heading "Information About Our Executive Officers" under Part I, Item 1 of this Form 10-K and is incorporated herein by reference.

<u>Delinquent Section 16 Reports</u>

Information concerning delinquent Section 16 reports is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

<u>Insider Trading Policy</u>

Information concerning the Company's Insider Trading Policy is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year. A copy of the Company's Insider Trading Policy was filed as Exhibit 19.1 to its Annual Report on Form 10-K for the year ended December 31, 2024.

<u>Code of Ethics</u>

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, and person performing similar functions, and to all of our other employees and our directors. You may obtain a copy of the code of ethics free of charge by writing to the Corporate Secretary of Richmond Mutual Bancorporation, Inc., 31 North 9th Street, Richmond, Indiana 47374 or by calling (765) 962-2581. In addition, the code of ethics is available on our websites at www.firstbankrichmond.com or www.mutualfederal.com by clicking the link "About Us," then scrolling down and clicking the link "Investor Relations."

<u>Corporate Governance</u>

Nominating Procedures. There have been no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors since last disclosed to shareholders.

Audit Committee and Audit Committee Financial Expert. We have an Audit Committee that is appointed by the Board of Directors to provide assistance to the Board in fulfilling its oversight responsibility relating to the integrity of our consolidated financial statements and the financial reporting processes, the systems of internal accounting and financial controls, compliance with legal and regulatory requirements, the annual independent audit of our consolidated financial statements, the independent auditors' qualifications and independence, the performance of our internal audit function and independent auditors and any other areas of potential financial risk to the Company specified by our Board of Directors. The Audit Committee also is responsible for the appointment, retention and oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by the independent auditors. During 2024, the Audit Committee was comprised of Directors Jeffrey A. Jackson (Chair), Kathryn Girten, and Harold T. Hanley III, each of whom was "independent" as that term is defined for audit committee members in the Nasdaq Rules. The Board of Directors has determined that Director Jackson is an "audit committee financial expert" as defined in Item 407(e) of Regulation S-K of the Securities and Exchange Commission and that all of the Audit Committee members meet the financial literacy requirements under the Nasdaq listing standards. Additional information concerning the Audit Committee is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025 (except for information contained under the heading "Report of the Audit Committee"), a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

Item 11.   Executive Compensation

Information concerning executive compensation is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Securities Authorized for Issuance under Stock-Based Compensation Plans

The following table sets forth information as of December 31, 2024 with respect to the Company's equity incentive plan which was approved by the Company's shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan[1]
Equity Incentive Plan approved by security holders	1,050,961	$ 10.56	336,984
Equity Incentive Plan not approved by security holders	—	—	—
Total	1,050,961	$ 10.56	336,984

(1) Includes 87,979 shares available for issuance for stock awards, other than awards of stock options and stock appreciation rights.

(b) Security Ownership of Certain Beneficial Owners

Information concerning security ownership of certain beneficial owners is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

(c) Security Ownership of Management

Information concerning security ownership of management is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

(d) Changes in Control

Management is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of Richmond Mutual Bancorporation, Inc.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related transactions, our independent directors and our audit and nominating committee charters is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

Item 14.   Principal Accountant Fees and Services

Information concerning principal accountant fees and services is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in May 2025, a copy of which will be filed with the SEC not later than 120 days after the close of the fiscal year.

Item 15.   Exhibits and Financial Statement Schedules

(a)(1) List of Financial Statements

The following documents are filed as part of this Form 10-K:

Report of Independent Registered Public Accounting Firm (PCAOB ID 686)
Consolidated Balance Sheets at December 31, 2024 and 2023
Consolidated Statements of Income for the Years Ended December 31, 2024 and 2023
Consolidated Statements of Comprehensive Income (Loss) for the Years December 31, 2024 and 2023
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2024 and 2023
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023
Notes to Consolidated Financial Statements

(a)(2) List of Financial Statement Schedules:

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3) List of Exhibits:

(b) Exhibits:

3.1 Charter of Richmond Mutual Bancorporation, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 (Commission File No. 333-230184))

3.2 Bylaws of Richmond Mutual Bancorporation, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1 (Commission File No. 333-230184))

4.1 Form of Common Stock Certificate of Richmond Mutual Bancorporation, Inc. (incorporated by reference to Exhibit 4.0 of the Company's Registration Statement on Form S-1 (Commission File No. 333-230184))

4.2 Description of Registrant's Securities _(incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (Commission File No. 001-38956))

10.1[(1)] Form of Non-Qualified Deferred Compensation Plan for Garry Kleer (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 (Commission File No. 333-230184))

10.2[(1)] Richmond Mutual Bancorporation, Inc. 2020 Equity Incentive Plan (included as Appendix A to the Registrant's definitive proxy statement filed with the SEC on July 28, 2020 (Commission File No. 001-38956) and incorporated herein by reference).

10.3[(1)] Form of Incentive Stock Option Award Agreement under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-8 (Commission File No. 333-248862)).

10.4[(1)] Form of Non-qualified Stock Option Award Agreement under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-8 (Commission File No. 333-248862)).

10.5[(1)] Form of Restricted Stock Award Agreement under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-8 (Commission File No. 333-248862)).

19 Insider Trading Policies and Procedures

21.0 Subsidiaries of the Registrant

23.0 Consent of Independent Registered Public Accounting Firm

24.0 Power of Attorney (set forth on signature page)

31.1 Rule 13a-14(a) Certifications (Chief Executive Officer)

31.2 Rule 13a-14(a) Certifications (Chief Financial Officer)

32.0 Section 1350 Certifications

97.0 Policy Relating to Recovery of Erroneously Awarded Compensation

101.0 The following materials for the year ended December 31, 2024, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders' Equity (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements

104.0 Cover Page Interactive Data (embedded within the Inline XBRL document)

_____

(1) Management contract or compensatory plan or arrangement.

(c) Financial Statements Schedules

None

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


RICHMOND MUTUAL BANCORPORATION, INC., a Maryland corporation


Date: March 27, 2025   By: /s/ Garry D. Kleer
_____

Garry D. Kleer

Chairman of the Board, President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned officers and directors of Richmond Mutual Bancorporation, Inc., hereby severally and individually constitute and appoint Garry D. Kleer and Bradley M. Glover, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Annual Report on Form 10-K and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Garry D. Kleer Garry D. Kleer	Chairman of the Board, President and Chief Executive Officer *(Principal Executive Officer)*	March 27, 2025
/s/ Bradley M. Glover Bradley M. Glover	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 27, 2025
/s/ E. Michael Blum E. Michael Blum	Director	March 27, 2025
/s/ Harold T. Hanley III Harold T. Hanley III	Director	March 27, 2025
/s/ Jeffrey A. Jackson Jeffrey A. Jackson	Director	March 27, 2025
/s/ Kathryn Girten Kathryn Girten	Director	March 27, 2025
/s/ M. Lynn Wetzel M. Lynn Wetzel	Director	March 27, 2025